Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

CRITEO CORP.,

TBL HOLDINGS, INC.

HOOKLOGIC, INC.

AND THE STOCKHOLDER AGENT

DATED AS OF
OCTOBER 3, 2016

TABLE OF CONTENTS

Page
Article I

THE MERGER

1.1	The Merger	7
1.2	Effective Time	7
1.3	Effect of the Merger on Constituent Corporations	7
1.4	Certificate of Incorporation and Bylaws of Surviving Corporation	8
1.5	Directors and Officers of Surviving Corporation	8
1.6	Aggregate Consideration	8
1.7	Conversion of Stock at Effective Time	9
1.8	Treatment of Company Options, Company Restricted Stock Awards and Warrants; Corporate Actions	10
1.9	Dissenting Shares	11
1.10	Delivery of Signing Payment Certificate and Closing Payment Certificate; Calculation of Aggregate Consideration; Net Working Capital	12
1.11	Closing Payments; Payment Procedures; Surrender of Certificates	14
1.12	No Further Ownership Rights in Company Capital Stock	16
1.13	Lost, Stolen or Destroyed Certificates	17
1.14	Withholding Taxes	17
1.15	Transfer Taxes	17
1.16	Taking of Necessary Actions; Further Actions	17
1.17	Adjustments	17
1.18	Post-Closing Adjustment	18

Article II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

2.1	Organization and Qualification	21
2.2	Authority Relative to this Agreement	22
2.3	Capital Stock	22
2.4	Subsidiaries	25
2.5	Directors and Officers	25
2.6	No Conflicts; Approvals; Requisite Stockholder Vote	26
2.7	Books and Records; Organizational Documents	27
2.8	Company Financial Statements	27
2.9	Absence of Undisclosed Liabilities	29
2.10	Absence of Changes	29
2.11	Taxes	29
2.12	Legal Proceedings	32
2.13	Compliance with Laws, Orders and Permits	32

2.14	Employee Benefit Plans; ERISA	35
2.15	Employees; Labor Relations	37
2.16	Real Property	39
2.17	Environmental Matters	40
2.18	Title to Property	41
2.19	Intellectual Property Rights	41
2.20	Company Contracts	46
2.21	Restrictions on Business Activities	48
2.22	Insurance	48
2.23	Affiliate Transactions	49
2.24	Brokers	50
2.25	Banks and Brokerage Accounts	50
2.26	Significant Customers, Suppliers and Publishers	50
2.27	Disclosure	50
2.28	No Additional Representations	51

Article III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

3.1	Organization and Qualification	52
3.2	Authority Relative to this Agreement	52
3.3	No Conflicts	53
3.4	Information to be Supplied by Parent and Merger Sub	53
3.5	Brokers	53
3.6	No Additional Representations	53

Article IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1	Conduct of Business of the Company	54
4.2	No Solicitation	58

Article V

ADDITIONAL AGREEMENTS

5.1	Stockholder Approval	59
5.2	Information Statement	59
5.3	Access to Information	60
5.4	Disclosure	61
5.5	Expenses	61
5.6	FIRPTA Compliance	61
5.7	Approvals	62
5.8	Notification of Certain Matters	63
5.9	Additional Documents and Further Assurances; Cooperation	63

5.10	Third Party Consents	63
5.11	Takeover Statutes	63
5.12	Intellectual Property	63
5.13	Indemnification and Insurance	64
5.14	Tax Matters	65
5.15	Company Stock Plan	67
5.16	Termination of Certain Plans	67
5.17	280G Approval	67
5.18	Employee Matters	68

Article VI

CONDITIONS TO THE MERGER

6.1	Conditions to Obligations of Each Party to Effect the Merger	69
6.2	Additional Conditions to Obligations of the Company	70
6.3	Additional Conditions to the Obligations of Parent and Merger Sub	71

Article VII

SURVIVAL OF REPRESENTATIONS, WARRANTIES, COVENANTS AND
AGREEMENTS; INDEMNIFICATION

7.1	Survival of Representations, Warranties, Covenants and Agreements	74
7.2	Indemnification by the Company Holders	74
7.3	Indemnification Escrow Provisions	78
7.4	Contribution	81
7.5	Effect of Investigation	81

Article VIII

TERMINATION, AMENDMENT AND WAIVER

8.1	Termination	82
8.2	Effect of Termination	83
8.3	Amendment	83
8.4	Extension; Waiver	83

Article IX

MISCELLANEOUS PROVISIONS

9.1	Notices	84
9.2	Entire Agreement	85
9.3	Further Assurances; Post-Closing Cooperation	85
9.4	Third Party Beneficiaries	86
9.5	No Assignment; Binding Effect	86
9.6	Headings	86

9.7	Invalid Provisions	86
9.8	Governing Law	86
9.9	Waiver of Trial by Jury	86
9.10	Jurisdiction	87
9.11	Counterparts	87
9.12	Specific Performance	88
9.13	Stockholder Agent of the Company Holders; Power of Attorney	88
9.14	Legal Representation	91

Article X
DEFINITIONS

10.1	Definitions	92
10.2	Construction	108

TABLE OF EXHIBITS AND SCHEDULES

Exhibit A	Form of Non-Competition and Non-Solicitation Agreement
Exhibit B	Form of Stockholder Written Consent
Exhibit C	Merger Support Agreement
Exhibit D	Form of Certificate of Merger
Exhibit E	Form of Letter of Transmittal
Exhibit F	FIRPTA Certificate
Exhibit G	FIRPTA Notice
Exhibit H	Form of Parent Officer’s Certificate
Exhibit I	Form of Company Officer’s Certificate
Exhibit J	Form of Indemnification Escrow Agreement
Exhibit K	Form of Adjustment Escrow Agreement
Exhibit L	Form of Payment Agency Agreement

Schedule 1.10(a)	Signing Payment Certificate
Schedule 4.1(d)(vii)	Employee Matters
Schedule 5.13(a)	Indemnification Agreements
Schedule 5.18(b)	Employee Matters
Schedule 6.1(a)	Governmental and Regulatory Approvals
Schedule 6.3(q)	Third Party Approvals
Schedule 7.2(a)(v)	Indemnified Matters
Schedule 10.1(a)	Closing Indebtedness
Schedule 10.1(b)	Company Transaction Expenses
Schedule 10.1(c)	Designated Company Employees
Schedule 10.1(d)	Identified Company Holders
Schedule 10.1(e)	Identified Company Preferred Stock Holders
Schedule 10.1(f)	Identified Employees
Schedule 10.1(g)	Key Employees
Schedule 10.1(h)	Knowledge of the Company
Schedule 10.1(i)	Net Working Capital Example

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 3, 2016 (this “Agreement”), is entered into by and among Criteo Corp., a Delaware corporation (“Parent”), TBL Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Hooklogic, Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the Stockholder Agent. Capitalized terms used and not otherwise defined herein have the meanings set forth in Article X.

RECITALS

WHEREAS, the board of directors of Parent believes it is in the best interests of Parent and its stockholders that Parent acquire the Company through the Merger, and the board of directors of the Company (the “Company Board”) believes it is in the best interests of the Company and its stockholders that the Company be acquired by Parent through the Merger, and, in furtherance thereof, the respective boards of directors of Parent and the Company have authorized, adopted and approved the Merger, this Agreement and the transactions contemplated hereby.

WHEREAS, at the Effective Time, on the terms and subject to the conditions of this Agreement, (i) the Merger will become effective, (ii) all of the shares of Company Capital Stock which are issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the applicable cash consideration described in this Agreement, and (iii) all Company Options, Company Restricted Stock Awards and Company Warrants then outstanding will be treated as set forth in Section 1.8.

WHEREAS, as a condition and inducement to the willingness of Parent to enter into this Agreement and concurrent with the execution and delivery of this Agreement, the Identified Employees have accepted Employment Offers with Parent and/or the Surviving Corporation, each of which is subject to the Closing and will only become effective at the Effective Time.

WHEREAS, as a condition and inducement to the willingness of Parent to enter into this Agreement and concurrent with the execution and delivery of this Agreement, the Key Employees have entered into Non-Competition and Non-Solicitation Agreements substantially in the form attached hereto as Exhibit A (the “Non-Competition and Non-Solicitation Agreements”), which are subject to the Closing and will only become effective at the Effective Time.

WHEREAS, as a further condition and an inducement to the willingness of Parent to enter into this Agreement, the Company shall obtain within twenty-four (24) hours following the execution of this Agreement the irrevocable approval of the Merger, this Agreement and the transactions contemplated hereby (the “Company Stockholder Action”), pursuant to an action by written consent, in the form attached hereto as Exhibit B (the “Stockholder Written Consent”), signed by such Company Stockholders who hold, in the aggregate, such number of outstanding Company Common Stock and Company Preferred Stock (on an as-converted to Company Common Stock basis) necessary to approve the Merger, this Agreement and the transactions contemplated hereby under the General Corporation Law of the State of Delaware (the “DGCL”) and, if applicable, the California Corporations Code (the “CCC”).

WHEREAS, as of the date of this Agreement, the Company, Parent, Merger Sub and the Identified Company Holders have executed and delivered the Merger Support Agreement attached as Exhibit C.

NOW, THEREFORE, in consideration of the premises, and the covenants, promises, representations and warranties set forth herein, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the parties), intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

THE MERGER

1.1     The Merger.  At the Effective Time and upon the terms and subject to the conditions of this Agreement and the provisions of applicable Law, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation and as a wholly owned subsidiary of Parent.  For times and periods after the Effective Time, the surviving corporation after the Merger is sometimes referred to herein as the “Surviving Corporation.”

1.2     Effective Time.  Unless this Agreement is earlier terminated pursuant to Section 8.1, the closing of the Merger (the “Closing”) will take place as promptly as reasonably practicable, but no later than five (5) Business Days following satisfaction or waiver of the conditions set forth in Article VI, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036, or by exchange of documents (with signatures and .pdf) by electronic transmission, unless another place, date or time is agreed to in writing by Parent and the Company.  The date on which the Closing actually occurs is herein referred to as the “Closing Date.”  At the Closing, the parties shall deliver the agreements, certificates, and other instruments and documents required to be delivered at or prior to the Closing pursuant to Article VI.  On the Closing Date, (i) the Company shall execute and deliver a Certificate of Merger, in substantially the form attached hereto as Exhibit D (the “Certificate of Merger”), and (ii) the parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the time of acceptance by the Secretary of State of the State of Delaware of such filing or such later time as may be agreed to by the parties and set forth in such filing for the effectiveness of the Merger being referred to herein as the “Effective Time”).

1.3     Effect of the Merger on Constituent Corporations.  At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Merger Sub and the Company shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of Merger Sub and the Company shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

1.4     Certificate of Incorporation and Bylaws of Surviving Corporation.  At the Effective Time, by virtue of the Merger, the certificate of incorporation of the Surviving Corporation shall be amended and restated to be identical to the form of the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, and as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein and in accordance with applicable Law; provided, however, that at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows:  “The name of the corporation is Hooklogic, Inc.”.  From and after the Effective Time, the bylaws, as amended, of the Surviving Corporation shall be amended and restated to be identical to the form of the bylaws of Merger Sub as in effect immediately prior to the Effective Time, and as so amended, shall be the bylaws of the Surviving Corporation, until thereafter amended as provided therein and in accordance with applicable Law.

1.5     Directors and Officers of Surviving Corporation.  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation at the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.  The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation at the Effective Time, each to hold office in accordance with the bylaws of the Surviving Corporation.  In addition, unless otherwise determined by Parent and notified to Company prior to the Effective Time or otherwise prohibited by applicable Law, Parent, the Company and the Surviving Corporation shall cause the directors and officers of Merger Sub immediately prior to the Effective Time to be the directors and officers, respectively, of each of the Subsidiaries of the Company immediately after the Effective Time, each to hold office as a director or officer of each such Company Subsidiary in accordance with the provisions of the laws of the respective jurisdiction of organization and the respective bylaws or equivalent organizational documents of each such Company Subsidiary.

1.6     Aggregate Consideration.

(a)     The aggregate amount (including any amounts withheld pursuant to Section 1.14) of consideration to be paid or reserved for issuance in the Merger shall be Two Hundred and Fifty Million Dollars ($250,000,000), subject to the adjustments set forth in Section 1.6(b) below (as adjusted, the “Aggregate Consideration”), which shall consist of the sum of the following amounts:

(i)     an amount (the “Initial Amount”), which shall be payable upon the Closing in cash to the Company Holders at Closing in accordance with Section 1.7(a) and 1.8(d) and is equal to (x) the Aggregate Consideration (as adjusted pursuant to Section 1.6(b)), minus (y) the amounts set forth in Sections 1.6(a)(ii), (iii), (iv) and (v);

(ii)    an amount equal to the aggregate amount payable upon the Closing to holders of Vested Company Options under Section 1.8(a)(ii);

(iii)    the Stockholder Agent Fund, which shall be deposited with the Stockholder Agent pursuant to Section 9.13(c);

(iv)    an amount in cash equal to the Indemnification Escrow Amount, which shall be deposited with the Escrow Agent pursuant to Section 7.3(a); and

(v)     an amount in cash equal to the Adjustment Escrow Amount, which shall be deposited with the Escrow Agent pursuant to Section 1.18(a).

(b)     The Aggregate Consideration is subject to the following adjustments:

(i)      The Aggregate Consideration shall be reduced by the aggregate amount of any unpaid Closing Indebtedness;

(ii)     The Aggregate Consideration shall be increased by the aggregate amount of any Closing Cash; and

(iii)    The Aggregate Consideration shall be reduced by the amount of any Closing Negative Adjustment or increased by the amount of any Closing Positive Adjustment in accordance with Section 1.10(d).

(c)     Notwithstanding anything to the contrary in this Agreement, the aggregate amount (including any amounts withheld pursuant to Section 1.14) of consideration to be paid or reserved for issuance in the Merger shall not exceed Two Hundred and Fifty Million Dollars ($250,000,000), subject to the adjustments set forth in Section 1.6(b) and Section 1.18.

1.7     Conversion of Stock at Effective Time.  On the terms and subject to the conditions of this Agreement (including, without limitation, the escrow provisions set forth in this Agreement), at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of the Company Capital Stock, the following shall occur:

(a)     Conversion of Company Capital Stock.  Other than shares of Company Capital Stock to be cancelled pursuant to Section 1.7(b) and Dissenting Shares (which will be treated as provided in Section 1.9), each outstanding share of Company Capital Stock issued and outstanding at the Effective Time shall be cancelled and extinguished and shall be converted automatically into the right to receive an amount in cash (without interest)  equal to the sum of (i) the applicable amount set forth with respect to such share of Company Capital Stock on the Final Allocation Certificate plus (ii) the Pro-Rata Portion of any amount released from the Indemnification Escrow Fund, the Adjustment Escrow Fund and the Stockholder Agent Fund, as otherwise adjusted pursuant to Section 1.18 and Article VII, if applicable.

(b)     Cancellation of Parent-Owned and Company-Owned Stock.  Each share of Company Capital Stock owned by Parent or the Company or any of their respective Subsidiaries immediately prior to the Effective Time shall be automatically, without any further action of the Parent or the Company, cancelled and extinguished without any further action on the part of Parent or the Company and without any conversion thereof and no consideration shall be delivered in exchange therefor.

(c)     Capital Stock of Merger Sub.  Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.  From and after the Effective Time, each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

1.8     Treatment of Company Options, Company Restricted Stock Awards and Warrants; Corporate Actions.

(a)     Company Options.

(i)     Unvested Company Options.  At the Effective Time, each Unvested Company Option that is outstanding as of the Effective Time shall be immediately cancelled and no consideration shall be paid therefor.

(ii)     Vested Company Options.  Prior to the Effective Time, each Company Optionholder shall be permitted, within a period of time prior to the Effective Time, as determined by the Company pursuant to the Company Stock Plan, to exercise each such Company Option that is a Vested Company Option.  At the Effective Time, each Vested Company Option that is outstanding and unexercised as of the Effective Time shall be immediately cancelled and exchanged for the right of the holder of such Vested Company Option to receive an amount in cash equal to the Per Option Consideration for each share of Company Common Stock subject to such Vested Company Option.  Notwithstanding anything in this Agreement to the contrary, any Vested Company Option with an applicable per share exercise price that exceeds the Per Option Consideration shall be immediately cancelled at the Effective Time and no consideration shall be paid therefor.

(b)     Company Restricted Stock Awards.  At the Effective Time, each Company Restricted Stock Award that is outstanding shall vest and shall be treated as a share of Company Capital Stock in accordance with Section 1.7(a).

(c)     Corporate Actions with respect to Company Options and Company Restricted Stock Awards.  Prior to the Effective Time, and subject to the review and approval of Parent, the Company shall take any and all actions necessary, including without limitation, adopting such resolutions or taking such other corporate actions, obtaining such consents and providing such notices, in each case, as applicable, to effectuate the provisions of Section 1.8(a) and (b) above.  Except as expressly set forth herein, no Company Optionholder or holder of Company Restricted Stock Awards shall have any rights with respect to any Company Options or Company Restricted Stock Awards, respectively, after the Effective Time.  The form of any written communications to the Company Optionholders regarding Company Options shall be subject to the prior reasonable review and approval of Parent.

(d)     Company Warrants.  All outstanding but unexercised Company Warrants shall be cancelled or terminated immediately prior to the Effective Time and shall not be assumed or substituted by Parent or the Surviving Corporation.  Immediately prior to the Effective Time, each then outstanding Company Warrant for which a consent has been received with respect to the treatment under this Section 1.8(d) shall be cancelled and terminated and shall not be assumed by Parent or Merger Sub, and shall be converted into and represent only the right to receive an amount in cash equal to the amount that such Company Warrants would have received in accordance with such Company Warrants’ right of conversion to Company Capital Stock in accordance with such applicable Company Warrants as a result of the transactions contemplated by this Agreement, which shall be reflected in the Final Allocation Certificate.   Prior to the Closing, the Company shall have taken all actions, if any, necessary to cause the cancellation and termination of such Company Warrants and the treatment of such Company Warrants in the manner described in this Section 1.8(d), including providing any required notice to or obtaining a waiver of such notice from the holders of the Company Warrants pursuant to the documents governing such Company Warrants.

1.9     Dissenting Shares.

(a)     Notwithstanding any provision of this Agreement to the contrary, any Dissenting Shares shall not be converted into or represent a right to receive any portion of the consideration for Company Capital Stock contemplated by Section 1.6 or any amounts payable to any Company Holder on or after the Closing Date under this Agreement or the Escrow Agreements (including any amounts released from the Escrow Funds and the Stockholder Agent Fund), but shall instead only represent the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to Section 262 of the DGCL or, if applicable, Chapter 13 of the CCC.  Each holder of Dissenting Shares who, pursuant to the provisions of the DGCL or, if applicable, the CCC, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with the DGCL or, if applicable, the CCC (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions).

(b)     Notwithstanding the provisions of Section 1.8(a)(i) above, if any holder of shares of Company Capital Stock who demands appraisal of such shares under the DGCL or, if applicable, the CCC, shall effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal, then, as of the later of (i) the Effective Time, or (ii) the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the applicable consideration for Company Capital Stock as provided in Section 1.7, without interest thereon, upon surrender to the Company of the certificate representing such shares in accordance with Section 1.11.

(c)     The Company shall give Parent (i) prompt, but within at least two (2) Business Days, written notice of its receipt of any written demands for appraisal of any shares of Company Capital Stock, withdrawals of such demands, and any other instruments relating to such demands served pursuant to the DGCL or the CCC and received by the Company and (ii) the opportunity to consult with the Company regarding all negotiations and proceedings with respect to demands for appraisal under the DGCL, the CCC or the Laws of any other applicable jurisdiction.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal of Company Capital Stock or otherwise settle any such demands.

1.10     Delivery of Signing Payment Certificate and Closing Payment Certificate; Calculation of Aggregate Consideration; Net Working Capital.

(a)     Attached hereto as Schedule 1.10(a) is a spreadsheet (the “Signing Payment Certificate”), setting forth the following items, in each case, as of the date immediately prior to an assumed Closing Date (or such other date specified below):

(i)     the Company’s estimated calculation of each of the Aggregate Consideration and the Initial Amount;

(ii)     the Capitalization Table;

(iii)    the unaudited balance sheet of the Company, prepared in accordance with GAAP consistently applied and applied in a manner consistent with the principles, procedures, policies and methodologies used by the Company in the preparation of the Company Financials, as of the anticipated Closing Date;

(iv)    the number of shares of Company Common Stock that would be issuable to each holder of Company Preferred Stock in the event of a conversion of such Company Preferred Stock into Company Common Stock immediately prior to the Effective Time in accordance with the Company’s Charter Documents;

(v)     the number of shares of Company Common Stock that would be issuable to each holder of Company Warrants in the event of a conversion of such Company Warrants into Company Common Stock (including with respect to all such Company Warrants that are convertible into Company Preferred Stock) immediately prior to the Effective Time;

(vi)    the estimated aggregate amount of any unpaid Closing Indebtedness (the “Estimated Closing Indebtedness”), which shall include in separate line items the estimated amount of any unpaid (A) Company Bonuses, (B) Company Transaction Expenses and (C) items set forth on Schedule 10.1(a);

(vii)   the estimated aggregate amount of any Closing Cash (the “Estimated Closing Cash”);

(viii)  the Statement of Estimated Net Working Capital; and

(ix)    the estimated consideration allocation certificate (the “Estimated Allocation Certificate”),  setting forth:

(1)     the estimated aggregate portion of the Aggregate Consideration payable to each Company Holder;

(2)     the estimated aggregate portion of the Aggregate Consideration payable to each Vested Optionholder;

(3)     the Pro-Rata Portion, expressed as a dollar amount and as a percentage, of the Indemnification Escrow Amount, Adjustment Escrow Amount and Stockholder Agent Fund allocable to each Company Holder; and

(4)     the Company’s estimated calculation of the Per Option Consideration.

(b)     Five (5) Business Days prior to the Closing Date, the Company shall deliver an update of the Signing Payment Certificate setting forth each of the items referenced in the Signing Payment Certificate; provided, however, that notwithstanding the description of such items set forth in Section 1.10(a) above or otherwise, all such items shall be calculated as of the close of business, Eastern Time, on the Business Day immediately preceding the Closing Date (the “Closing Payment Certificate”), including an update to the Estimated Allocation Certificate, and which shall include the final determination by the Company of all items addressed in the Estimated Allocation Certificate as of the close of business, Eastern Time, on the Business Day immediately preceding the Closing Date (the “Final Allocation Certificate”), which Closing Payment Certificate shall be certified by the Chief Executive Officer and Chief Financial Officer of the Company to be correct and complete in all respects and in compliance with the Company’s Charter Documents, including Section 2 of the Company’s Certificate of Incorporation.  Upon receipt of the Closing Payment Certificate, Parent will be permitted to review and make commercially reasonable inquiries and comment on the updated Closing Payment Certificate.  No later than the close of business, Eastern Time, on the Business Day preceding the Closing Date, the Company shall deliver to Parent a further updated Closing Payment Certificate, updated to reflect Parent’s reasonable comments, if any.  The Company will, upon request of Parent, provide Parent with, on or prior to the delivery of each of the Signing Payment Certificate, Closing Payment Certificate and the Final Allocation Certificate, all of the work papers, calculations and documents used by the Company to calculate any amounts set forth in such certificates.  For the avoidance of doubt, following the date hereof, the procedures with respect to the calculation of Net Working Capital at Closing shall be governed by Section 1.10(c) and (d).

(c)     Not less than five (5) Business Days prior to the Closing Date, the Company shall deliver to Parent a good faith statement of Estimated Net Working Capital, as of the Effective Time (the “Statement of Estimated Net Working Capital”).  The Statement of Estimated Net Working Capital shall be determined in accordance with the procedures set forth in the definition of “Net Working Capital” and include a computation of the Estimated Net Working Capital Deficit, if any, or the Estimated Net Working Capital Surplus, if any.  The Company shall provide Parent and its advisors reasonable access to the relevant books and records and employees of the Company in connection with Parent’s review of the calculation of the Estimated Net Working Capital and the Company agrees to consider in good faith any of Parent’s comments with respect to the items set forth in the Statement of Estimated Net Working Capital prior to Closing (but any revisions related thereto shall not delay the Closing).

(d)     If there is an Estimated Net Working Capital Deficit, then the Aggregate Consideration shall be adjusted downward by the absolute value of the amount of such difference (the “Closing Negative Adjustment”).  If there is an Estimated Net Working

Capital Surplus, then the Aggregate Consideration shall be adjusted upward by an amount equal to the absolute value of the amount of such difference (the “Closing Positive Adjustment”).

1.11     Closing Payments; Payment Procedures; Surrender of Certificates.

(a)     Closing Payments.

(i)     On the Closing Date, Parent shall deliver payment to the Payment Agent by wire transfer of immediately available funds an amount equal to the Initial Amount payable to (A) Company Stockholders pursuant to Section 1.7(a) in exchange for all shares of Company Capital Stock and (B) holders of Company Warrants pursuant to Section 1.8(d) in exchange for all Company Warrants, in each case, in accordance with the Final Allocation Certificate.

(ii)     On the Closing Date, Parent shall deliver payment by wire transfer of immediately available funds to the Company, which the Company shall forward to its designee payroll service provider as appropriate, an amount equal to the aggregate amount of the Aggregate Consideration payable to each Vested Optionholder (with the exception of any Vested Optionholder who was granted Company Options as an independent contractor of Company) for payment to such Vested Optionholder (less any applicable withholding or other Taxes, or other amounts as required to be withheld) in the Company’s next payroll through the Company’s or Parent’s standard payroll procedures.  Such payments shall be in accordance with the Final Allocation Certificate.

(iii)     On the Closing Date, Parent shall deliver payment to the Payment Agent by wire transfer of immediately available funds an amount equal to the aggregate amount of the Aggregate Consideration payable to each Vested Optionholder that was granted Company Options as an independent contractor of the Company for payment to such Vested Optionholder (less any applicable withholding or other Taxes, or other amounts as required to be withheld)  in accordance with the Final Allocation Certificate.

(iv)     On the Closing Date, and subject to and in accordance with the provisions of this Agreement, Parent shall deliver payment to the Escrow Agent by wire transfer of immediately available funds the Indemnification Escrow Amount, for deposit in the Indemnification Escrow Fund and the Adjustment Escrow Amount, for deposit in the Adjustment Escrow Fund.  Each Company Holder shall be deemed to have contributed such Company Holder’s Pro-Rata Portion of the Indemnification Escrow Amount to the Indemnification Escrow Fund and the Adjustment Escrow Amount to the Adjustment Escrow Fund.

(v)     On the Closing Date, and subject to and in accordance with the provisions of this Agreement, Parent shall deliver payment to the Stockholder Agent by wire transfer of immediately available funds the Stockholder Agent Fund, subject to and in accordance with Section 9.13(c).  Each Company Holder shall be deemed to have contributed such Company Holder’s Pro-Rata Portion of the Stockholder Agent Fund.

(vi)     On the Closing Date, Parent shall deliver payment, directly or through the Payment Agent, by wire transfer of immediately available funds that amount of money due and owing from the Company to such holder or third party of outstanding Closing Indebtedness (including with respect to unpaid Company Transaction Expenses) as set forth on the Closing Payment Certificate, to the extent pay off letters have been delivered to Parent no later than three (3) Business Days prior to the Closing Date.

(b)     Exchange Procedures.

(i)     As soon as reasonably practicable after the Effective Time, and in any event no later than seven (7) Business Days thereafter, Parent or the Surviving Corporation shall cause the Payment Agent to mail to (x) each holder of record of certificates of shares of Company Capital Stock that were converted into the right to receive the cash payment pursuant to Section 1.7(a) (the “Company Stock Certificates”) and (y) each holder of a Company Warrant whose Company Warrants were converted into the right to receive a portion of the Aggregate Consideration pursuant to Section 1.8(d) at the address provided by the Company in the Final Allocation Certificate:  (1) a letter of transmittal in substantially the form attached hereto as Exhibit E (a “Letter of Transmittal”) and (2) instructions for use in effecting the surrender of the Company Stock Certificates or Company Warrants, as the case may be, in exchange for the applicable cash amount set forth on the Final Allocation Certificate.  The parties hereto acknowledge that the Company may provide the Letter of Transmittal to certain holders of Capital Stock agreed upon by the Company and Parent in writing (email pursuant to Section 9.1 being sufficient) prior to the Closing and, provided such Letters of Transmittal are completed and returned to the Payment Agent prior to the Closing and deemed to be effective at the Effective Time, Parent shall cause payment to be made to such holders of Capital Stock on, or promptly following, the Closing Date.  Upon surrender of Company Stock Certificates or Company Warrants for cancellation to the Payment Agent, together with such Letter of Transmittal and any required Form W-9 or Form W-8, duly completed and validly executed in accordance with the instructions thereto (including all reasonably required deliverables), the holder of such Company Stock Certificates or Company Warrants shall be entitled to receive from the Payment Agent upon surrender thereof the cash amount, to which such holder is entitled pursuant to Section 1.7(a) or Section 1.8(d), as applicable, as set forth on the Final Allocation Certificate, and the Company Stock Certificate or Company Warrant so surrendered shall be cancelled.  Until surrendered, each outstanding Company Stock Certificate or Company Warrant will be deemed from and after the Effective Time, for all corporate purposes to evidence only the right to receive the cash amount (without interest) into which such shares of Company Capital Stock or Company Warrants shall have been so converted, as set forth on the Final Allocation Certificate.   No portion of the Aggregate Consideration will be paid to the holder of any unsurrendered Company Stock Certificates or Company Warrants with respect to shares of Company Capital Stock or Company Warrants formerly represented thereby until the holder of record of such Company Stock Certificates or Company Warrants shall surrender such Company Stock Certificates or Company Warrants and the Letter of Transmittal pursuant hereto.

(ii)     Each Company Holder shall also be entitled to any amounts payable in the future in respect of shares of Company Capital Stock formerly represented by Company Stock Certificates or Company Warrants, as the case may be, from the Escrow Funds as provided in this Agreement and the Escrow Agreements, at the respective time and subject to the contingencies specified herein and therein.

(c)     Transfers of Ownership.  If any cash amounts are to be disbursed pursuant to Section 1.7 in accordance with the Final Allocation Certificate to any person other than the person or entity whose name is reflected on the Company Stock Certificate surrendered in exchange therefore, it will be a condition of the issuance or delivery thereof that (i) the Company Stock Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer, and (ii) the Person requesting such payment will have paid to Parent, or any agent designated by it, any transfer or other Taxes required by reason of the issuance of payment in any name other than that of the registered holder of the Company Stock Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable.

(d)     No Interest With Respect to Unexchanged Shares of Company Capital Stock.  No interest will be paid or accrue for the benefit of any holder of Company Capital Stock or Company Warrants or Vested Optionholders or any Aggregate Consideration or other amounts payable under this Article I.

(e)     Payment Agent to Return Cash Consideration.  At any time following the last day of the sixth (6th) month following the Effective Time, Parent shall be entitled to require the Payment Agent to deliver to Parent or its designated successor or assign (or if Parent is acting as the Payment Agent it shall release to itself) all cash amounts that have been deposited with the Payment Agent pursuant to Section 1.11(a) hereof, and any and all interest thereon or other income or proceeds thereof, not disbursed to the holders of Company Stock Certificates or Company Warrants pursuant to Section 1.11(b) hereof, and thereafter the holders of Company Stock Certificates or Company Warrants shall be entitled to look only to Parent and only as general creditors thereof with respect to any and all cash amounts that may be payable to such holders of Company Stock Certificates or Company Warrants pursuant to Section 1.11(b) hereof upon the due surrender of such Company Stock Certificates or Company Warrants and duly executed Letter of Transmittal and other required documents in the manner set forth in Section 1.11(b) hereof.  No interest shall be payable for the cash amounts delivered to Parent pursuant to the provisions of this Section 1.11(e) and which are subsequently delivered to the holders of Company Stock Certificates or Company Warrants.

(f)     No Liability or Obligation.  Notwithstanding anything to the contrary in this Section 1.11, neither Parent, the Payment Agent, the Surviving Corporation, nor any party hereto shall be liable or have any other obligation in respect of any Aggregate Consideration and any other amounts payable under this Article I for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law pursuant to its withholding rights set forth in Section 1.14.

1.12     No Further Ownership Rights in Company Capital Stock.  The cash amounts paid in respect of the surrender for exchange of shares of Company Capital Stock in accordance with the terms hereof shall be deemed to be full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Company or the Surviving Corporation of shares of Company Capital Stock which were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Company Stock Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article I.

1.13     Lost, Stolen or Destroyed Certificates.  In the event any Company Stock Certificates shall have been lost, stolen or destroyed, the Payment Agent shall pay in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, such amount, if any, as may be required pursuant to Section 1.7 hereof; provided, however, that Parent or the Payment Agent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to provide an indemnity against any claim that may be made against Parent or the Payment Agent with respect to any claims arising from the Company Stock Certificates alleged to have been lost, stolen or destroyed.

1.14     Withholding Taxes.  Each of Parent, Merger Sub, the Escrow Agent and the Payment Agent shall be entitled to deduct and withhold from the consideration otherwise payable in connection with the transactions contemplated by this Agreement such amounts as Parent, Merger Sub, the Escrow Agent or the Payment Agent is required to deduct and withhold under the Code or any provision of state, local or foreign Tax Law with respect to any Company Holder or other Person entitled to receive consideration or payments pursuant to the terms of this Agreement.  To the extent that amounts are so deducted or withheld by Parent, Merger Sub, the Escrow Agent or the Payment Agent and are paid to the applicable Tax Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Company Holder or other Person entitled to receive consideration pursuant to the terms of this Agreement in respect of whom such deduction and withholding was made by Parent, Merger Sub, the Escrow Agent or the Payment Agent.  Parent and Merger Sub shall use commercially reasonable efforts to notify Stockholder’s Agent prior to withholding any such amounts, other than amounts payable to the Company Optionholders.

1.15     Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration and such other similar Taxes and fees (including any penalties and interest) imposed in connection with the transactions contemplated by this Agreement (collectively, “Transfer Taxes”), if any, shall be borne and paid one half by the Company Holders and one half by Parent.

1.16     Taking of Necessary Actions; Further Actions.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of Parent, the Company and the Surviving Corporation are fully authorized in the name of their respective entities or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

1.17     Adjustments.  Notwithstanding any provision of this Article I to the contrary, if between the date of this Agreement and the Effective Time, subject to compliance with the terms of this Agreement, the outstanding Company Common Stock (or common stock of Merger Sub, as applicable) shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Aggregate Consideration and the consideration payable to the Company Holders as set forth in Section 1.7(a) and 1.8(d), to the Company Optionholders as set forth in Section 1.8(a)(ii), and to holders of Company Restricted Stock Awards as set forth in Section 1.8(b) shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.  The costs of preparing and filing such returns shall be borne and paid one half by the Company Holders and one half by Parent.

1.18     Post-Closing Adjustment.

(a)     At the Closing, without any act of any Company Holder, Parent shall deliver the Adjustment Escrow Amount to the Escrow Agent on behalf of the Company Holders to be governed by the terms set forth in this Agreement and the Adjustment Escrow Agreement.  The portion of the Adjustment Escrow Amount initially contributed on behalf of each Company Holder shall be equal to such Company Holder’s Adjustment Escrow Contribution as set forth in the Final Allocation Certificate.

(b)     Within one hundred twenty (120) days after the Closing Date, Parent shall prepare and deliver to the Stockholder Agent a proposed statement of the Net Working Capital, Closing Indebtedness and Closing Cash of the Company as of the Effective Time (the “Proposed Final Statement”).  The Proposed Final Statement shall include all of the balance sheet line items included in the computation of Estimated Net Working Capital and shall include a computation of Net Working Capital, Closing Indebtedness and Closing Cash.  The Proposed Final Statement shall be calculated in accordance with the terms of this Agreement, including the procedures set forth in the definition of “Net Working Capital”. Following the Closing, Parent shall provide the Stockholder Agent and its representatives reasonable access at reasonable times and upon reasonable notice to the records, properties, personnel and (subject to the execution of customary work paper access letters if requested) auditors relating to the preparation of the Proposed Final Statement and shall cause its personnel to reasonably cooperate with the Stockholder Agent in connection with its review of the Proposed Final Statement.

(c)     The Stockholder Agent shall notify Parent in writing (the “Notice of Disagreement”) prior to the expiration of the thirty-day (30) period immediately following delivery of the Proposed Final Statement (the “Proposed Final Statement Review Period”) if the Stockholder Agent disagrees with the calculations set forth in the Proposed Final Statement; provided that any disagreement shall be only on the basis that the Proposed Final Statement (or any amounts or items reflected thereon) does not reflect, or has not been prepared in a manner consistent with, the provisions of this Agreement, including the definitions contained herein, or otherwise contains a mathematical error.  The Notice of Disagreement shall set forth in reasonable detail the basis for such dispute, the amounts involved and the Stockholder Agent’s determination of the amount of the Net Working Capital, Closing Indebtedness or Closing Cash, as applicable, of the Company as of the Effective Time.  If no Notice of Disagreement is given to Parent prior to the expiration of the Proposed Final Statement Review Period, then the Proposed Final Statement shall be deemed to have been accepted by the Stockholder Agent and shall become final, binding and conclusive upon the parties and Parent and the Stockholder Agent shall send a Joint Release Instruction (as defined in the Adjustment Escrow Agreement) to the Escrow Agent.

(d)     If a Notice of Disagreement is given to Parent prior to the expiration of the Proposed Final Statement Review Period, then the Stockholder Agent and Parent shall meet within fifteen (15) days of delivery of such Notice of Disagreement to attempt, in good faith, to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement.  If Parent and Stockholder Agent come to a resolution with respect to the matters specified in the Notice of Disagreement, Parent and the Stockholder Agent shall send a Joint Release Instruction (as defined in the Adjustment Escrow Agreement) to the Escrow Agent.

(e)     If the Stockholder Agent and Parent have been unable to resolve all of the differences they may have with respect to the matters specified in the Notice of Disagreement within fifteen (15) days of the delivery of the Notice of Disagreement, either the Stockholder Agent or Parent may submit all matters that remain in dispute with respect to the Notice of Disagreement (along with a copy of the Proposed Final Statement marked to indicate those line items that are not in dispute) to a nationally recognized and independent accounting firm selected by Parent subject to the approval of the Stockholder Agent (such approval not to be unreasonably withheld, delayed or denied) (the “Accounting Firm”), who will act as an expert, and not as an arbitrator; provided, however, that in resolving any dispute, the Accounting Firm may not assign a value to any item greater than the greatest value for such item claimed by Parent or the Stockholder Agent or less than the smallest value for such item claimed by either Parent or the Stockholder Agent.  Each party agrees to execute a reasonable engagement letter if requested by the Accounting Firm.  During the review by the Accounting Firm, Parent and the Stockholder Agent will make available to the Accounting Firm such information and access to such facilities and employees as may be reasonably required by the Accounting Firm to fulfill its obligations under this Section 1.18.

(f)     The scope of the disputes to be resolved by the Accounting Firm shall be limited to mathematical errors and whether the disputed matters were determined in accordance with the provisions of this Agreement, including the definitions contained herein.  The Accounting Firm shall be instructed to make a final determination, binding on the parties to this Agreement, of the appropriate amount of each of the line items in the Proposed Final Statement as to which the Stockholder Agent and Parent disagree as set out in the Notice of Disagreement, within thirty (30) days after the submission of matters in dispute to the Accounting Firm, or as soon as practicable thereafter.  Such determination shall be in accordance with the standards set forth in this Section 1.18(f) and shall be final, binding and conclusive with respect to any issue relating to Parent’s compliance with the standards set forth in this Section 1.18(f) in preparing the Proposed Final Statement.  The determination of the Accounting Firm, and this agreement to submit the those matters that remain in dispute with respect to the Notice of Disagreement to the Accounting Firm, shall be governed by and construed in accordance with Article 76 of the New York Civil Practice Law and Rules.

(g)     The determination of the Net Working Capital, Closing Indebtedness and Closing Cash of the Company, as determined either through the expiration of the Proposed Final Statement Review Period without a Notice of Disagreement delivered to Parent, through an agreement of Parent and the Stockholder Agent or through the action of the Accounting Firm pursuant to this Section 1.18(g), shall be final, binding and conclusive on the parties, and shall be referred to as the “Final Statement,” and the “Final Net Working Capital,” “Final Closing Indebtedness” and “Final Closing Cash,” respectively.

(h)     Final Payments.

(i)     For the purposes of this Agreement, the “Net Adjustment Amount” means an amount, which may be positive or negative, as the case may be, equal to (A) the Final Net Working Capital as finally determined pursuant to this Section 1.18 minus the Estimated Net Working Capital, plus (B) the Estimated Closing Indebtedness minus the Final Closing Indebtedness as finally determined pursuant to this Section 1.18, plus (C) the Final Closing Cash as finally determined pursuant to this Section 1.18 minus the Estimated Closing Cash.

(ii)     If the Net Adjustment Amount is a negative value (in which case, the “Net Adjustment Amount” for purposes of this Section 1.18(h)(ii) shall be deemed to be equal to the absolute value of such amount):

(A)     and is in excess of the Adjustment Escrow Amount, Parent and the Stockholder Agent shall promptly instruct the Escrow Agent under the Adjustment Escrow Agreement to deliver to an account designated by Parent, the amount held in the Adjustment Escrow Fund and the amount by which the Net Adjustment Amount exceeds the Adjustment Escrow Amount that can be recovered by Parent pursuant to Section 7.2(a)(iv); or

(B)     and is less than the Adjustment Escrow Amount, Parent and the Stockholder Agent shall promptly instruct the Escrow Agent under the Adjustment Escrow Agreement to deliver (x) to an account designated by Parent, the amount of the Net Adjustment Amount and (y) to the Payment Agent for distribution to the Company Holders (other than holders of Dissenting Shares), an amount equal to the Adjustment Escrow Amount minus the Net Adjustment Amount; it being understood that the Payment Agent will make such distribution under clause (y) above in accordance with the Escrow Agreement to each such Company Holder based on his, her or its respective Pro-Rata Portion.

(iii)     If the Net Adjustment Amount is a positive value or equal to zero, (A) Parent and the Stockholder Agent shall promptly instruct the Escrow Agent under the Adjustment Escrow Agreement to deliver to the Payment Agent for distribution to the Company Holders (other than holders of Dissenting Shares), an amount equal to the Adjustment Escrow Amount, and (B) Parent shall pay, or cause to be paid, to the Payment Agent for distribution to the Company Holders (other than holders of Dissenting Shares), an amount in cash equal to the Net Adjustment Amount (provided that the Net Adjustment Amount is a positive value); it being understood that the Payment Agent will make the distributions under clauses (A) and (B) above in accordance with the Adjustment Escrow Agreement to each such Company Holder based on his, her or its respective Pro-Rata Portion.

(iv)    The costs and expenses of the Accounting Firm shall be in borne by Parent and the Company Holders, acting through the Stockholder Agent, in inverse proportion as they may prevail on the matters resolved by the Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted.  If not paid by the Stockholder Agent (on behalf of the Company Holders), Parent may, at its sole and absolute option, claim the amount of the costs and expenses of the Accounting Firm payable by the Company Holders from the Adjustment Escrow Fund.  For the avoidance of doubt, any amounts to be paid to Parent from the Adjustment Escrow Fund or Indemnification Escrow Fund pursuant to Section 1.18(h)(ii)(A) shall not be subject to any limitations, caps or baskets in this Agreement, including, without limitation, as provided in Article VII.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the schedule prepared by the Company delivered to Parent on or prior to the execution of this Agreement setting forth specific exceptions to the Company’s representations and warranties set forth herein (the “Company Disclosure Schedule”), the Company hereby represents and warrants to Parent as of the date hereof and the Closing Date (except for such representations and warranties made only as of a specific date) as follows.  Each exception set forth in the Company Disclosure Schedule is identified by reference to the specific section or subsection of this Agreement and relates to such section or subsection and any other section or subsection only to the extent it is readily apparent that such disclosure is applicable to such other section or sections, and in the event of any inconsistency between statements in the body of this Agreement and statements in the Company Disclosure Schedule (excluding exceptions expressly set forth in the Company Disclosure Schedule with respect to a specifically identified or cross-referenced representation or warranty), the statements in the body of this Agreement shall control.

2.1     Organization and Qualification.  The Company was originally formed on August 11, 2004 as Think Drive, Inc., a New York corporation, and was converted to a Delaware corporation on August 19, 2011.  The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has full corporate power and authority to conduct its business as presently conducted and to own, use, license and lease its Assets and Properties.  Each Company Subsidiary is an entity duly organized, validly existing and in good standing (to the extent such concept or a comparable status is recognized) under the laws of the jurisdiction of its organization and has full corporate power and authority to conduct its business as presently conducted and to own, use, license and lease their respective Assets and Properties.  The Company and each Company Subsidiary is duly qualified, licensed or admitted to do business and is in good standing (to the extent such concept or a comparable status is recognized) as a foreign corporation in each jurisdiction in which the nature of its business, as presently conducted, makes such qualification, licensing or admission necessary, except for any such failures to be so qualified, licensed or admitted and in good standing that are de minimis in nature.  Neither the Company nor any Company Subsidiary is in violation of any of the provisions of its Charter Documents, the Shareholder Agreements or any of the Company Warrants.  Section 2.1 of the Company Disclosure Schedule sets forth each jurisdiction where the Company and each Company Subsidiary, as applicable, is so qualified, licensed or admitted to do business.

2.2     Authority Relative to this Agreement.  Subject only to the requisite approval of the Merger and this Agreement by the holders of the outstanding Company Capital Stock, the Company has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which the Company is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The Company Board has unanimously, duly and validly (i) adopted and approved this Agreement and the Ancillary Agreements to which the Company is a party and the performance by the Company of its obligations hereunder and thereunder, (ii) declared the advisability of the Agreement and the Ancillary Agreements and (iii) resolved to recommend that the Company Stockholders approve this Agreement, the Ancillary Agreements and the Merger, and none of the aforesaid actions by the Company Board has been amended, rescinded or modified, and no other action on the part of the Company Board is required to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements to which the Company is a party and the consummation by the Company of the transactions contemplated hereby and thereby.  This Agreement and the Ancillary Agreements to which the Company is a party have been or will be, as applicable, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof (and, in the case of the Ancillary Agreements to which Parent is a party, thereof) by Parent and/or the other parties thereto, each constitutes or will constitute, as applicable, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws now or hereafter in effect relating to the enforcement of creditors’ rights generally and by general principles of equity.

2.3     Capital Stock.

(a)     Capital Stock.  The authorized capital stock of the Company consists only of 30,000,000 shares of common stock, par value $0.001 per share (“Company Common Stock”) of which 10,281,708 shares of Company Common Stock are issued and outstanding as of the date of this Agreement, and 13,169,496 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”), 4,670,261 shares of which have been designated “Series A Preferred Stock” (the “Series A Preferred Stock”), 4,676,255 shares of which have been designated “Series B Preferred Stock” (the “Series B Preferred Stock”) and 3,822,980 shares of which have been designated “Series C Preferred Stock” (the “Series C Preferred Stock”).  As of the date hereof, 12,469,490 shares of Company Preferred Stock are issued and outstanding, of which 4,658,004 shares are Series A Preferred Stock, 4,657,528 shares of which are Series B Preferred Stock, and 3,153,958 shares of which are Series C Preferred Stock.  In addition, the Company has reserved 658,768 shares of Company Common Stock for issuance upon the exercise of warrants to purchase Company Common Stock,  24,996 shares of Series A Preferred Stock for issuance upon the exercise of warrants to purchase Series A Preferred Stock and 18,727 shares of Series B Preferred Stock for issuance upon the exercise of warrants to purchase Series B Preferred Stock.  The Company has reserved 3,916,760 shares of Company Common Stock for issuance under the Company Stock Plan, 980,902 shares of which have been issued pursuant to the exercise of Company Options granted under the

Company Stock Plan as of the date of this Agreement, 283,939 of which have been repurchased by the Company, 2,445,181 of which are subject to outstanding and unexercised Company Options, 489,783 shares of which are subject to outstanding Company Restricted Stock Awards and 393,687 of which remain available for issuance under the Company Stock Plan as of the date of this Agreement.  All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock are validly issued, fully paid and nonassessable, and have been issued in compliance with all applicable federal, state and foreign securities Laws, including valid exemptions from registration under the Securities Act and all other applicable securities Laws.  Since the date of the filing of the Company’s Certificate of Incorporation, no event has occurred that would cause or require any adjustment or readjustment in the applicable conversion price, liquidation preference of the Company Preferred Stock.  No shares of Company Common Stock or Company Preferred Stock are held in treasury or are authorized or reserved for issuance.  There are no accrued but unpaid dividends payable by the Company on any shares of Company Capital Stock.

(b)     Except as set forth in Section 2.3(b) of the Company Disclosure Schedule, (i) the Company has never adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity or equity-related compensation to any Person, (ii) the Company has not issued or granted, and there are not outstanding, any subscriptions, stock options, stock appreciation rights, phantom stock, deferred stock, performance stock, stock units, restricted stock or other compensatory equity or equity-linked awards, in any case, with respect to any security of or interest in the Company or any Company Subsidiary that is not expired or terminated as of the date hereof (together, “Equity Awards”), (iii)  there are not outstanding any warrants, rights, preemptive rights or other contracts, commitments, understandings (written or oral), plans or arrangements, including any right of conversion or exchange under any outstanding security, instrument or agreement, obligating the Company to issue or sell any shares Company Capital Stock or to grant, extend or enter into any option with respect thereto, and (iv) the Company is not a party to any agreement, arrangement or understanding (written or oral) under which it is obligated to issue or grant any Equity Award.  All Equity Awards were issued by the Company in compliance with all applicable federal, state and foreign Laws, including valid exemptions from registration under the Securities Act and all other applicable securities Laws, and the terms of the Company Stock Plan (if applicable) and any other applicable plans.  Each grant of an Equity Award was duly authorized no later than the date on which the grant of such Equity Award was by its terms to be effective (the “Grant Date”) by all necessary corporate action of the Company and was duly executed and delivered by each party thereto within a reasonable time following the Grant Date and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of grant.  Without limiting the generality of the foregoing, all Company Options have (or with respect to Company Options which have been exercised as of the date of this Agreement, had) a per share exercise price that is (or with respect to Company Options which have been exercised as of the date of this Agreement, was) at least equal to the fair market value of a share of Company Common Stock as of the date the Company Option was granted and no Equity Award has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such Equity Award, in each case, as determined in accordance with Section 409A of the Code.  There are no Company Restricted Stock Awards with respect to which a timely election under Section 83(b) of the Code has not been properly filed and a copy of each such election has made available to Parent.

(c)     Section 2.3(c) of the Company Disclosure Schedule sets forth a spreadsheet as of the date hereof (the “Capitalization Table”), including a true and complete list of the following:

(i)      all holders of Company Capital Stock and their reported respective addresses, indicating whether such holder is an employee or not an employee of the Company, the number of shares of Company Capital Stock held by such persons (including whether such shares of Company Capital Stock are Company Common Stock or Company Preferred Stock) and the respective certificate numbers;

(ii)     with respect to each outstanding Company Option, (A) the name of the Company Optionholder and his or her reported address and taxpayer identification number, (B) the service relationship of the Company Optionholder at the time of grant (i.e., director, employee or consultant), (C) the status of the Company Optionholder (i.e., active or terminated), (D) the number of shares of Company Capital Stock underlying such Company Option, (E) the Grant Date of such Company Option, (F) the vesting schedule (including any accelerated vesting provisions and a description of the acceleration triggers) and vesting status with respect to such Company Option, (G) the exercise price of such Company Option, (H) the option type (i.e., incentive stock options or non-qualified stock options) and (I) whether the Company Option permits early exercise;

(iii)    with respect to each Company Restricted Stock Award, (A) the name of the holder of such Restricted Stock Award and his or her reported address, (B) the date on which such Company Restricted Stock Award was granted, (C) the vesting schedule (including any provisions relating to accelerated vesting) and vesting commencement date for such Company Restricted Stock Award, and (D) whether the holder of such Company Restricted Stock Award has made a timely election under Section 83(b) of the Code; and

(iv)    with respect to each Company Warrant, the name of the holder of such Company Warrant, the number and class of shares of Company Capital Stock subject to each Company Warrant held, the exercise price per share, whether such holder is an employee or not an employee of the Company, the exercise or vesting schedules thereof and the surrender value for each Company Warrant.

(d)     Each Company Holder owns the shares of Company Capital Stock and Company Warrants set forth opposite its name on the Capitalization Table free and clear of all Liens.  No Company Capital Stock has been issued subject to a repurchase option on the part of the Company, risk of forfeiture or other similar condition.

(e)     Except as set forth in Section 2.3(e) of the Company Disclosure Schedule, there are no preemptive rights or agreements, arrangements or understandings (written or oral) to issue preemptive rights with respect to the issuance or sale of Company Capital Stock or other Equity Interests of the Company or any Company Subsidiary created by Law, the Charter Documents of the Company or any Company Subsidiary, the Shareholder Agreements, any Company Warrants or any agreement or other arrangement (written or oral) to which the Company or any Company Subsidiary is a party or to which it is bound and there are no agreements, arrangements or understandings (written or oral) to which the Company or any

Company Subsidiary is a party pursuant to which the Company or a Subsidiary has the right to elect to satisfy any Liability by issuing Company Capital Stock or other Equity Interests.  Except as set forth in Section 2.3(e) of the Company Disclosure Schedule, no Person has any option, right of first offer or negotiation, or right of first refusal or similar right or understanding to acquire the Company or any portion of its Assets and Properties, Company Capital Stock or other Equity Interests, or businesses of the Company or any Company Subsidiary.

(f)     The terms of the Company Stock Plan and the applicable stock option agreements related to the outstanding Company Options permit the treatment of the Company Options as set forth in Section 1.8(a) without the consent or approval of the holders of such Company Options or the parties to such stock option agreements, Company Holders or any other Person.  True and complete copies of all agreements and instruments relating to or issued under the Company Stock Plan have been made available to Parent or its counsel and such agreements and instruments have not been amended, modified or supplemented, and there is no agreement, arrangement or understanding (written or oral) to amend, modify or supplement such agreements or instruments in any case from the form provided to Parent.  Except for the Stockholder Written Consent, the Company is not a party or subject to any agreement, arrangement or understanding (written or oral), and, to the Company’s knowledge, there is no agreement, arrangement or understanding (written or oral) between or among any Persons which affects, restricts or relates to voting, giving of any written consent, or dividend right with respect to or the transferability of any shares of Company Capital Stock or other Equity Interests, including any voting trust agreement or proxy.

2.4     Subsidiaries.

(a)     Section 2.4(a) of the Company Disclosure Schedule sets forth the name, jurisdiction of incorporation or organization, U.S. federal income tax classification, and authorized and outstanding capital of each Company Subsidiary (the “Company Subsidiaries”; each, a “Company Subsidiary”).  All the outstanding Equity Interests of each Company Subsidiary have been duly authorized, are validly issued, are fully paid and non-assessable and are free of any preemptive rights in compliance with applicable Law, including valid exemptions from registration under the Securities Act and all other applicable securities Laws.  The Company owns, directly or indirectly, all of the Equity Interests of each Company Subsidiary, free and clear of any Liens.

(b)     Except as set forth in Section 2.4(b) of the Company Disclosure Schedule, the Company does not control, and has not since the Company’s inception controlled, directly or indirectly, any other corporation, or any limited liability company, partnership, joint venture, association or any other business entity, and the Company does not own any direct or indirect Equity Interest or other interest or any right (contingent or otherwise) to acquire the same of, and has not at any time made any other material investment in, any other Person.

2.5     Directors and Officers.  The names of each director and officer of the Company and each Company Subsidiary on the date hereof, and his or her position with the Company and each Company Subsidiary, are listed in Section 2.5 of the Company Disclosure Schedule.

2.6     No Conflicts; Approvals; Requisite Stockholder Vote.

(a)     The execution and delivery by the Company of this Agreement (including with respect to the Estimated Allocation Certificate as of the date hereof and with respect to the Final Allocation Certificate as of the Closing Date) and the Ancillary Agreements to which the Company is a party do not, and the performance by the Company of its obligations under this Agreement and the Ancillary Agreements to which the Company is a party and the consummation of the transactions contemplated hereby and thereby do not and will not:

(i)      conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Company’s Charter Documents, the Shareholder Agreements or any Company Warrant;

(ii)     subject to (A) obtaining the consents, Approvals and actions, making the filings and giving the notices disclosed in Section 2.6(a)(ii) of the Company Disclosure Schedule, and (B) the making of such filings as may be required under the HSR Act and the expiration or early termination of any applicable waiting period thereunder, materially conflict with or result in a material violation or breach of any Law or Order applicable to the Company or any Company Subsidiary; or

(iii)    (A) conflict with or result in a violation or breach of, (B) constitute a default (or an event that, with or without notice or lapse of time or both, would constitute a default) under, (C) require the Company or a Company Subsidiary to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, (D) result in or give any Person any right of termination, cancellation, acceleration or modification, or any additional right, in any increased, additional, accelerated or guaranteed payment or performance under, (F) result in the creation or imposition of (or the obligation to create or impose) any Lien upon the Company or any Company Subsidiary or any portion of their respective Assets and Properties under, or (G) result in the loss of any benefit under, any of the terms, conditions or provisions of, in each case, except for any de minimis breaches, any Company Contract.

(b)     Section 2.6(b) of the Company Disclosure Schedule sets forth a list of all Approvals of Governmental or Regulatory Authorities which are required to be given to or obtained by the Company or any Company Subsidiary from any and all Governmental or Regulatory Authorities in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements (other than the filing of the Certificate of Merger, together with the required officers’ certificates, and such consents, Approvals, orders, authorizations, registrations, declarations and filings as may be required under state or federal securities Laws).

(c)     Section 2.6(c) of the Company Disclosure Schedule sets forth a list of all material Approvals which are required to be given to or obtained by the Company or any Company Subsidiary from any and all Persons other than Governmental or Regulatory Authorities in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

(d)     The Company and each Company Subsidiary has obtained all material Approvals from Governmental or Regulatory Authorities necessary to the conduct of the business of the Company and each Company Subsidiary as presently conducted and as conducted since inception; there has been no written notice received by the Company or any Company Subsidiary of any material violation or material non-compliance with any such Approvals; and each Approval required from Governmental or Regulatory Authorities for the conduct of the business of the Company and each Company Subsidiary as presently conducted is in full force and effect.  All material Approvals from Governmental or Regulatory Authorities necessary to the conduct of the business of the Company as presently conducted are listed in Section 2.6(d) of the Company Disclosure Schedule.

(e)     The only votes of the holders of any shares of the Company Capital Stock necessary to approve this Agreement, the Certificate of Merger, the Ancillary Agreements, the Merger and the other transactions contemplated hereby and thereby under the DGCL, the CCC, if applicable, and the Company’s Charter Documents  (collectively, the “Requisite Stockholder Vote”) are the affirmative vote or consent of (i) the holders of a majority of the shares of Company Preferred Stock (on an as-converted to Company Common Stock basis) outstanding as of the applicable record date, voting together as a single class, (ii) the Identified Company Preferred Stock Holders and (iii) the holders of shares representing a majority of the outstanding Company Common Stock as of the applicable record date.

(f)     The shares owned by the holders of Company Capital Stock who, within twenty-four (24) hours following the execution of this Agreement, shall have executed and delivered the Stockholder Written Consent constitute (i) more than a majority of the shares of Company Preferred Stock (on an as-converted to Company Common Stock basis) that are issued and outstanding as of the date hereof and that will be issued and outstanding as of the applicable record date for the Company Stockholder Action, (ii) the shares of Company Preferred Stock held by the Identified Company Preferred Stock Holders and (iii) more than a majority of the outstanding Company Common Stock  that is issued and outstanding as of the date hereof and that will be issued and outstanding as of the applicable record date for the Company Stockholder Action.

2.7     Books and Records; Organizational Documents.  The minute books and stock record books and other similar records of the Company and each Company Subsidiary have been made available to Parent or its counsel prior to the execution of this Agreement, and are complete and correct in all material respects.  To the knowledge of the Company, such minute books contain a true and complete record of all actions taken at all meetings and by all written consents in lieu of meetings of the stockholders, directors and committees of the Company Board from the date of the Company’s inception through the date hereof.  The Company has prior to the execution of this Agreement made available to Parent or its counsel true and complete copies of the Charter Documents of the Company and each Company Subsidiary, each as amended through the date hereof and the Shareholder Agreements and the Company Warrants.

2.8     Company Financial Statements.

(a)     Attached to Section 2.8(a) of the Company Disclosure Schedule is a correct and complete copy of the Company Financials.  The Company Financials have been prepared in accordance with GAAP applied on a basis consistent throughout the periods indicated (except as may be indicated in the notes thereto as made available to Parent prior to the date hereof, and, in the case of the Interim Financial Statements, subject to normal year-end adjustments, which adjustments will not be material in amount or significance, and, in the case of the Interim Financial Statements, the absence of notes). The Company Financials present fairly in all material respects the financial condition of the Company and the Company Subsidiaries, taken as a whole, as of the date thereof and the results of the operations of the Company  and the Company Subsidiaries, taken as a whole, for the periods indicated therein, subject, in the case of the Interim Financial Statements, to normal year-end adjustments, which adjustments will not be material in amount or significance and except that the Interim Financial Statements may not contain footnotes.  Since June 30, 2016, there has been no change in any accounting policies, principles, methods or practices, including any change with respect to reserves (whether for bad debts, contingent liabilities or otherwise), of the Company and each Company Subsidiary.

(b)     The Company (i) maintains accurate books and records reflecting its assets and liabilities and (ii) for all periods reflected in the Company Financials, has maintained, enforced and complied with proper and adequate internal accounting controls to provide reasonable assurance that (A) transactions are (and have been) recorded as necessary to permit preparation of its financial statements and to maintain accountability for its assets, (B) access to its bank accounts is (and has been) permitted only in accordance with management’s authorization, (C) all material information related to breaches of such controls are (and has been) reported or otherwise made known to the Company’s chief executive officer and chief financial officer, and (D) all information required to be reported or reflected in the Company’s financial statements is (and has been) recorded, processed, summarized and timely reported to the appropriate members of the Company’s management, including its chief financial officer, and, for year-end audits, made available to the Company’s auditors.  During the periods covered by the Company Financials, there has been (i) no significant change in the Company’s internal controls over financial reporting, (ii) no complaint, allegation, assertion or claim, whether written or oral, regarding any significant deficiency or material weakness in the design or operation of the Company’s internal controls over financial reporting which would be reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information during any of the periods covered by the Audited Financial Statements, and (iii) no fraud, whether or not material, involving any member of the Company Board or management or any other employee of the Company who has a significant role in the Company’s internal control over financial reporting.

(c)     All of the accounts receivable, whether billed or unbilled, of the Company (i) arose from bona fide transactions entered into by the Company involving the sale of goods or the rendering of services in the ordinary course of business, (ii) except as set forth in Section 2.8(c) of the Company Disclosure Schedule, are carried at values determined in accordance with GAAP consistently applied, (iii) are not subject to any valid set-off or counterclaims, (iv) do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement and (v) to the knowledge of the Company, are collectible except to the extent of reserves therefor set forth in the Company Financials or, for receivables arising subsequent to June 30, 2016, as reflected on the Books and Records of the Company and the Company Subsidiaries (which receivables, except as set forth in Section 2.8(c) of the Company Disclosure Schedule, are recorded in accordance with GAAP consistently applied, subject to normal year-end adjustments and the absence of disclosures in footnotes).  Except as set forth in Section 2.8(c) of the Company Disclosure Schedule, no Person has any Lien on any accounts receivable of the Company or any Company Subsidiary.

(d)     Section 2.8(d) of the Company Disclosure Schedule sets forth a true, complete and correct list of all Indebtedness of the Company and the Company Subsidiaries as of the date of this Agreement.  No Indebtedness of the Company or any Company Subsidiary contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Company or any Company Subsidiary, or (iii) the ability of the Company or any Company Subsidiary to grant any Lien on its properties or assets.

2.9     Absence of Undisclosed Liabilities.  Except for liabilities and obligations (a) disclosed in Section 2.9(a) of the Company Disclosure Schedule, (b) those which are adequately reflected or reserved against in the Company Financials, or (c) incurred in the ordinary course of business and consistent with past practice since the date of the Interim Financial Statements, neither the Company nor any Company Subsidiary has any Liabilities that would be required by GAAP to be reflected on a balance sheet of the Company or any Company Subsidiary (including, in each case, the notes thereto).  There are no off balance sheet arrangements to which the Company or any Company Subsidiary is a party or otherwise involving the Company or any Company Subsidiary.

2.10     Absence of Changes.

(a)     Since June 30, 2016, the businesses and operations of the Company and the Company Subsidiaries have been conducted in the ordinary course consistent with past practice;

(b)     Since June 30, 2016, no Company Material Adverse Effect has occurred.

(c)     Since June 30, 2016, neither the Company nor any Company Subsidiary nor any Person acting on behalf of the Company or any Company Subsidiary, nor any of their respective Affiliates has taken, or omitted to take, in each case, any action that, if taken, or omitted to be taken, after the date of this Agreement, would constitute a breach of Sections 4.1(a), (b), (f), (g), (i), (j), (k), (q), (u), (x), (y) or (z).

2.11     Taxes.

(a)     The Company and each Company Subsidiary has timely filed with the appropriate Tax Authority all income and other material Tax Returns required to be filed.  All such Tax Returns are complete and accurate in all material respects.  All Taxes due and owing by the Company or any Company Subsidiary (whether or not shown on any Tax Returns) have been timely paid.  Neither the Company nor any Company Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return (other than customary extensions for which no approval is required), nor has any such extension been requested.  No claim has ever been made in writing by a Tax Authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(b)     Any unpaid Taxes of the Company or any Company Subsidiary do not, as of the date of the Interim Financial Statements, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in the Interim Financial Statements.  Since the date of the Interim Financial Statements, neither the Company nor any Company Subsidiary has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice, except as a result of the transactions contemplated by this Agreement.

(c)     No deficiencies for Taxes of the Company or any Company Subsidiary have been claimed, proposed or assessed in writing by any Tax Authority.  There are no pending or, to the knowledge of the Company, threatened audits, assessments or other actions for or relating to any liability in respect of Taxes of the Company (or any Company Subsidiary), and there are no matters under discussion between the Company or any Company Subsidiary and any Tax Authority or otherwise known to the Company or any Company Subsidiary with respect to Taxes, that are likely to result in an additional Liability for Taxes with respect to the Company (or any Company Subsidiary).  The Company has delivered or made available to Parent complete and accurate copies of all income and other material Tax Returns of the Company and each Company Subsidiary for all taxable years remaining open under the applicable statute of limitations and complete and accurate copies of all examination reports and statements of deficiencies issued to the Company or any Company Subsidiary for such taxable years.  Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.  No power of attorney with respect to any Taxes of the Company has been executed or filed with any Tax Authority.

(d)     There are no Liens for Taxes on any assets of the Company or any Company Subsidiary other than Liens for Taxes not yet due and payable.

(e)     There are no Tax-sharing agreements, Tax allocation agreements, or similar arrangements (including indemnity arrangements, other than those entered into in the ordinary course of business consistent with past practice) with respect to, or involving, the Company or any Company Subsidiary.

(f)     Neither the Company nor any Company Subsidiary has any liability for any Taxes of any other Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by contract (other than any customary contracts or arrangements that are not outside the ordinary course of business or otherwise inconsistent with past custom and practice and the primary purpose of which do not relate to Tax), or (iv) otherwise.  Neither the Company nor any Company Subsidiary has ever been a member of any consolidated, combined, affiliated, aggregate or unitary group of persons for any Tax purpose other than a group of which the Company is the parent.

(g)     The Company and each Company Subsidiary has withheld and timely paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(h)     Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or any portion thereof) ending after the Closing Date as a result of any installment sale,  open transaction or similar disposition or accounting method change pursuant to Section 481 of the Code or any similar provision of the Code or the corresponding Tax Laws of any nation, state or locality, or any agreement with any Tax Authority, in each case, on or prior to the Closing Date.

(i)     Neither the Company nor any Company Subsidiary has elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code.

(j)     Neither the Company nor any Company Subsidiary has ever entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations §§ 1.6011-4(b)(2) or 301.6111-2(b)(2).  If the Company or any Company Subsidiary has entered into any transaction such that, if the treatment claimed by it were to be disallowed, the transaction would constitute a substantial understatement of federal income tax within the meaning of the Code Section 6662, then it believes that it has either (x) substantial authority for the tax treatment of such transaction or (y) disclosed on its Tax Return the relevant facts affecting the tax treatment of such transaction.

(k)     Neither the Company nor any Company Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l)     Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two (2) years  prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code).

(m)     Neither the Company nor any Company Subsidiary has ever participated in (or are participating) in an international boycott within the meaning of  Section 999 of the Code.

(n)     Neither the Company nor any Company Subsidiary has requested or received a ruling from any Tax Authority.

(o)     Neither the Company nor any Company Subsidiary has entered into any “gain recognition agreement” within the meaning of Section 367 of the Code or the Treasury Regulations promulgated thereunder.

(p)     The Company and each Company Subsidiary has timely paid over to the appropriate Tax Authority all amounts required to paid over under all escheat and unclaimed property Laws and has filed all statements and returns within the time and in the manner prescribed by such Laws.

All references to the Company or any Company Subsidiary in this Section 2.11 shall include any predecessor of such entity.

2.12     Legal Proceedings.  Except as set forth in Section 2.12 of the Company Disclosure Schedule:

(a)     There is no Action or Proceeding pending or, to the knowledge of the Company, threatened against, relating to or affecting the Company, any Company Subsidiary or any of their respective Assets and Properties;

(b)     There is no event that has occurred or circumstance that exists, in each case, that is known to the Company that, either alone or together with other events that have occurred and circumstances that exist, could reasonably be expected to give rise to any Action or Proceeding against, relating to or affecting the Company, any Company Subsidiary or any of their respective Assets and Properties; and

(c)     The Company has not received written notice, and does not otherwise have knowledge of, any Order outstanding against the Company or any Company Subsidiary or any of their respective Assets and Properties.

2.13     Compliance with Laws, Orders and Permits.

(a)     The Company and each Company Subsidiary has conducted its business in material compliance with all Laws and Orders applicable to the operation and conduct of its business or any of its Assets and Properties.  Neither the Company nor any Company Subsidiary has received written notice of any violation or alleged violation of any such Laws or Orders.  No event has occurred, and no condition exists, that would reasonably be expected to (with or without the lapse of time) constitute or result directly or indirectly in a material violation by the Company or any Company Subsidiary of any Law, Order or Permit relating to the conduct of its business, or any of its Assets and Properties.

(b)     No accumulation or use of corporate funds of the Company or any Company Subsidiary has been made without being properly accounted for in the Books and Records of the Company or such Company Subsidiary, no payment has been made by or on behalf of the Company or any Company Subsidiary with the understanding that any part of such payment is to be used for any purpose other than that described in the documents supporting such payment, and neither the Company nor any of its predecessors, or any current or former Company Subsidiary or any Representative thereof or any other Person acting for or on behalf of the Company or such Company Subsidiary has, directly or indirectly, engaged in any activity that would constitute an illegal contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property or services, (i) to obtain favorable treatment for the Company or any Company Subsidiary or any Affiliate thereof in securing business, (ii) to pay for favorable treatment for business secured for the Company or any Company Subsidiary or any Affiliate thereof, (iii) to obtain special concessions, or for special concessions already obtained, for or in respect of the Company or any Company Subsidiary or any Affiliate thereof, or (iv) otherwise for the benefit of the Company or any Company Subsidiary or any Affiliate thereof in material violation of any applicable U.S. federal, state, local, municipal, non-U.S., international, multinational or other administrative order, constitution, Law, ordinance, principle of common law, regulation, statute, or treaty (including existing site plan approvals, zoning or subdivision regulations or urban redevelopment plans relating to real property).  Neither the Company or any Company Subsidiary or any Representative acting on behalf of the Company or any Company Subsidiary, has used or is using funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity or accepted or received any unlawful contribution, payment, gift, kickback, expenditure or other item of value.  The Company and each Company Subsidiary are in compliance in all material respects with all applicable statutory and regulatory requirements under the Foreign Corrupt Practices Act (“FCPA”) (15 U.S.C. §§ 78dd-1 et seq.), and the U.K. Bribery Act and applicable international anti-bribery conventions and local anti-corruption and anti-bribery Laws in all jurisdictions in which the Company and the Company Subsidiaries do business.  The Company and each Company Subsidiary have in place adequate controls and systems to reasonably ensure compliance with applicable Laws pertaining to anticorruption, including but not limited to the FCPA and the U.K. Bribery Act, in each of the jurisdiction in which the Company or any Company Subsidiary currently does or in the past has done business, either directly or indirectly.  Neither the Company nor any Company Subsidiary is aware of any event, fact or circumstance that has occurred or exists that is reasonably likely to result in a finding of noncompliance with any applicable anticorruption Law.  No employee, officer or director of the Company or any of its Subsidiaries has been the subject of any investigation, inquiry, allegations, or proceedings by any government entity or any customer regarding actual or alleged violations of any applicable anticorruption Laws. No such investigation, inquiry or Action or Proceeding is pending or, to the knowledge of the Company, threatened, and, to the knowledge of the Company, there are no circumstances which are likely to give rise to any such investigation, inquiry, allegations, or Action or Proceeding.

(c)     The Company and each Company Subsidiary is in possession of all material authorizations, licenses, permits, certificates, approvals and clearances of any Governmental or Regulatory Authority necessary for the Company and each Company Subsidiary to own, lease and operate their respective properties or to conduct its business consistent with past practice (collectively, the “Permits”).  All applications for or renewals of all such Permits have been timely filed and made and no such Permit will expire or be terminated as a result of the consummation of the transactions contemplated by this Agreement.  All of such Permits are in full force and effect and will remain in full force and effect immediately following the Closing, and the Company is in material compliance with the foregoing without any conflict with the valid rights of others.

(d)     The Company and each Company Subsidiary are and have been in material compliance with all applicable U.S. laws and regulations governing the export, re-export, import and transfer of products, software, technical data, services and technologies, and the export-related activities of U.S. persons, including the Export Administration Regulations, 15 C.F.R. Parts 730-774, as amended, the Arms Export Control Act, 22 U.S.C. § 2778 et seq., and the International Traffic in Arms Regulations, 22 C.F.R. § 120 et seq., together with all equivalent or comparable applicable Laws in each of the jurisdictions outside the United States in which the Company and the Company Subsidiaries do or in the past have done business, directly or indirectly (collectively, the “Trade Control Laws”).  The Company and each Company Subsidiary have in place adequate controls and systems to reasonably ensure compliance with applicable Trade Control Laws.  Neither the Company nor any of the Company Subsidiaries is aware of any event, fact or circumstance that has occurred or exists that is reasonably likely to result in a finding of material noncompliance with any Trade Control Law.

(e)     There are no inquiries and investigations pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary by any Governmental or Regulatory Authority with respect to the Trade Control Laws.  The Company and each Company Subsidiary has never been subject to any such inquiries and investigations and has not made and does not intend to make any disclosure (voluntary or otherwise) to any Governmental or Regulatory Authority with respect to any violation, potential violation, or liability arising under or relating to any Trade Control Laws.

(f)     Neither the Company, any Company Subsidiary or any directors, administrators, officers, directors or, to the knowledge of the Company, employees of the Company or any Company Subsidiary is an OFAC Sanctioned Person.  The Company, the Company Subsidiaries and their directors, administrators, officers, administrators, board of directors (supervisory and management) members and employees, acting for and on behalf of the Company, are in material compliance with, and have not violated, the OFAC Sanctions, the USA PATRIOT Act of 2001, and all other applicable United States and United Kingdom anti-money laundering and economic sanctions laws and regulations.  There are no pending or, to the knowledge of the Company, threatened claims against the Company or any Company Subsidiary with respect to such anti-money laundering and economic sanctions laws and regulations.  The Company or the Company Subsidiaries have in place adequate controls and systems to reasonably ensure compliance in all material aspects with applicable Laws pertaining to anti-money laundering and economic sanctions in each of the jurisdictions in which the Company and the Company Subsidiaries currently do or in the past have done business.  None of (i) the consummation of the Merger, (ii) the execution, delivery and performance of this Agreement or any Ancillary Agreement, or (iii) the consummation of any transaction contemplated hereby or thereby, or the fulfillment of the terms hereof or thereof, will result in a violation by the Company or any Company Subsidiary of any of the OFAC Sanctions or of any applicable economic sanctions or anti-money laundering laws of the United States, the United Kingdom or any other applicable jurisdiction.

(g)     The Company and each Company Subsidiary is and has been in compliance with all terms and conditions of each Contract with any branch, division, agency or entity that is part of the United States or any state or local government, or any foreign government entity, agency, or instrumentality, including state-owned or state-controlled commercial entities (“Government Contracts”) and the Company has maintained sufficient records, which records have been made available to Parent, to demonstrate compliance with such Contract terms and conditions.  All representations and certifications executed, acknowledged or set forth in or pertaining to such Government Contracts were current, accurate and complete in all respects as of their effective date and the Company and each Company Subsidiary has complied in all material respects with all such representations and certifications.  The Company and each Company Subsidiary is in compliance in all material respects with applicable agency security requirements, as appropriate, and has in place proper procedures, practices and records to maintain security clearances necessary to perform its current Government Contracts.  All Government Contracts, direct or indirect, or through resellers or other third parties, are set forth in Section 2.13(g) of the Company Disclosure Schedule.  There is no pending or, to the knowledge of the Company, threatened Action or Proceeding against the Company or any Company Subsidiary by any Governmental or Regulatory Authority, prime contractor, subcontractor vendor or other third party arising from or relating to any Government Contract.  Neither the Company nor any Company Subsidiary has been suspended or debarred, or threatened to be suspended or debarred, from doing business with any Governmental or Regulatory Authority.

2.14     Employee Benefit Plans; ERISA.

(a)     Section 2.14(a) of the Company Disclosure Schedule sets forth each Plan.  True, correct and complete copies of the following documents with respect to each Plan have been made available or delivered to Parent, to the extent applicable: (i) any plans and trust agreements (including all amendments and modifications thereto); (ii) Forms 5500 and all schedules thereto for the last two (2) years; (iii) the most recent IRS determination letter; (iv) the most recent summary plan descriptions; and (v) written descriptions of all material non-written agreements relating to the Plans or non-written agreements with any Identified Employee.

(b)     None of the Company, any Company Subsidiary or any of their respective ERISA Affiliates has ever maintained, sponsored, contributed to, or had an obligation to maintain, sponsor or contribute to, or has any Liability under or with respect to (i) a “defined benefit plan,” as defined in Section 3(35) of ERISA, (ii) a pension plan subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code, (iii) a “multiemployer plan,” as defined in Section 3(37) of ERISA, (iv) any “multiple employer plan” (within the meaning of Section 413 of the Code), (v) any “voluntary employees’ beneficiary association” (within the meaning of Section 501(c)(9) of the Code), (vi) any organization or trust described in Sections 501(c)(17) or 501(c)(20) of the Code or (vii) any “welfare benefits fund” described in Section 419(e) of the Code (or, in each case, any similar non-U.S. equivalents).  No other trade or business is treated, together with the Company, any Company Subsidiary or any of their respective ERISA Affiliates, as a single employer under Section 414 of the Code or Section 4001 of ERISA and none of the Company, any Company Subsidiary or any of their respective ERISA Affiliates has incurred any Liability to or with respect to an arrangement listed in (i) through (vii) above (other than with respect to contributions not yet due) or to the Pension Benefit Guaranty Corporation.  None of the Company, any of its Affiliates or any of their respective ERISA Affiliates has incurred or is contingently liable for any withdrawal liability to any “multiemployer plan” under Section 4021 of ERISA.

(c)     Each Plan has been maintained, in all material respects, in accordance with its terms and with all provisions of ERISA, the Code and other applicable federal and state laws.  Neither the Company nor, to the knowledge of the Company, any “party in interest” or “disqualified person” with respect to the Plans has engaged in a “prohibited transaction” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA that is not otherwise exempt under Section 408 of ERISA but which would reasonably be expected to result in material liability.  Except as would not result in any material liability to the Company, no fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Plan.

(d)     The Plans intended to qualify under Section 401 of the Code have received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or have time remaining for application to the IRS for a determination of the qualified status of such Plan for any period for which such Plan would not otherwise be covered by an IRS determination, and nothing has occurred with respect to the operation of the Plans which could reasonably be expected to cause the loss of such qualification or exemption.

(e)     There are no pending actions, claims, audits, investigations by any Governmental or Regulatory Authority or lawsuits which have been asserted in writing or instituted against the Plans, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of the Plans with respect to the operation of such plans (other than routine benefit claims), nor does the Company have knowledge of facts which could reasonably be expected to form the basis for any such claim or lawsuit.

(f)     Each Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code is in documentary compliance in all material respects with, and the Company and each Company Subsidiary has, since January 1, 2009, complied in practice and operation with, all applicable requirements of Section 409A of the Code.

(g)     Except as set forth on Section 2.14(g) of the Company Disclosure Schedule, neither the execution and delivery of the Agreement, nor the consummation of the transactions contemplated hereby will (whether alone or upon the occurrence of any additional or further acts or events) (i) result in any payment becoming due to any current or former employee, director or independent contractor of the Company or any Company Subsidiary or satisfy any prerequisite (whether exclusive or non-exclusive) to any payment or benefit to any current or former employee, director or independent contractor of the Company or any Company Subsidiary, (ii) increase any benefits under any Plan, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefits under any Plan, or (iv) result in the forgiveness of any Indebtedness of any current or former employee, director or independent contractor of the Company or any Company Subsidiary.  Except as set forth on Section 2.14(g) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to any Contract, agreement, plan or arrangement covering any current or former employees or directors thereof that, individually or collectively, could give rise to the imposition of any excise tax under Section 4999 of the Code or the payment of any amount that would be non-deductible pursuant to Section 280G of the Code.  There is no Contract by which the Company or any Company Subsidiary is bound to compensate any current or former officer, employee or director of the Company or any Subsidiary for excise taxes paid pursuant to Section 4999 or Section 409A of the Code.  The Company has provided Parent with a report (x) setting forth its calculations performed in accordance with Section 280G of the Code with respect to each service provider of the Company who is a “disqualified individual” (as defined in Section 280G(c) of the Code), including all worksheets relating to the calculations, and (y) which identifies any potential payments which would be treated as “excess parachute payments” (as defined in Section 280G(b) of the Code) with respect to each such individual, in each case, as of the date hereof.

(h)     Except as set forth on Section 2.14(h) of the Company Disclosure Schedule, none of the Plans provide for post-employment life or health coverage for any participant or any beneficiary of a participant, except as may be required by COBRA or at the expense of the participant or participant’s beneficiary.

(i)     With respect to each Plan that is maintained for the benefit of any employee or service provider (or former employee or service provider) who performs services outside the United States (each, a “Foreign Plan”): (i) all employer and employee contributions to each Foreign Plan required by law or by the terms of such plan (including contributions to all mandatory fund schemes) have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters; (ii) the fair market value of the assets of each Foreign Plan, the liability of each insurer for any Foreign Plan funded through insurance or the book reserve established for any such plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; (iii) there has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or its affiliates or subsidiaries relating to, or change in participation or coverage under, any Foreign Plan that would materially increase the expense of maintaining such Foreign Plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date of this Agreement; (iv) each Foreign Plan has been maintained in good standing in all material respects with applicable regulatory authorities.

2.15     Employees; Labor Relations.

(a)     Neither Company nor any Company Subsidiary is party to, nor bound by, any labor agreement, collective bargaining agreement , or any other labor-related agreements with any labor union, labor organization or works council (“Labor Organizations”), and no employees of the Company or any Company Subsidiary are represented by any Labor Organization with respect to their employment.  To the knowledge of the Company, no Labor Organization or group of employees of the Company or any Company Subsidiary has made a demand for recognition or certification.  To the knowledge of the Company, there are no labor union organizing activities presently underway or threatened involving any employees performing work for the Company or any Company Subsidiary.  During the three (3) years immediately preceding the date of this Agreement, there have been no actual or, to the knowledge of the Company, threatened material arbitrations, material grievances, material labor disputes, strikes, lockouts, slowdowns or work stoppages or other material concerted action by employees of the Company or any Company Subsidiary or against the Company or any Company Subsidiary.

(b)     Section 2.15(b) of the Company Disclosure Schedule sets forth, as of the date hereof, individually and by category, the name of each officer, employee, independent contractor and consultant of the Company, together with his or her employer/contracting entity, position title or function, date of hire/retention, compensation (including but not limited to, as applicable, annual base salary, wage rate, or fee, any incentives or commissions, and bonus potential), whether eligible for overtime compensation, vacation entitlement, any applicable severance arrangements, and whether actively employed or on a leave of absence.  Each employee of the Company who is employed in the United States is employed at will.

(c)     Neither the Company nor any Company Subsidiary is a party to any agreement for the provision of labor from any outside agency.

(d)     The Company and each Company Subsidiary has conducted its business in material compliance with all Laws and Orders respecting employment and employment practices, including, without limitation, all Laws respecting, health and safety, wages and hours, overtime classification, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, pay equity, plant closures and layoffs, severance, novice periods, affirmative action, workers’ compensation, labor relations, employee leave issues, social security, and unemployment insurance, and neither the Company nor any Company Subsidiary has received written notice of any violation or alleged violation of any such Laws or Orders.

(e)     Each Person who was classified as an independent contractor of the Company and any Company Subsidiary was properly classified for purposes of all applicable Laws, and neither the Company nor any Company Subsidiary has direct or indirect material Liability as a result of any misclassification of any Person as an independent contractor rather than as an employee.  Neither the Company nor any Company Subsidiary is delinquent in payments to any current or former employees or independent contractors for any services or amounts required to be reimbursed or otherwise paid.

(f)     Except as set forth in Section 2.15(f) of the Company Disclosure Schedule, there is no Action or Proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary or any of their respective Assets and Properties brought by or on behalf of  applicants for employment, consultants, or current or former employees, in each case of the Company or any Company Subsidiary.

(g)     To the knowledge of the Company, no employee of the Company or any Company Subsidiary is in violation of any material term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement or restrictive covenant agreement or obligation to the Company or any Company Subsidiary or to a former employer of any such employee, in each case concerning (i) the right of such employee to be employed by the Company or any Company Subsidiary, or (ii) the knowledge or use of trade secrets or proprietary information.

(h)     Schedule 2.15(h) of the Company Disclosure Schedule sets forth each employee, director, and consultant who is eligible for a bonus and for each, (1) the target amount, (2) the formula or objectives by which the actual bonus amount is determined, (3) the frequency by which the bonus is paid, (4) the most recent bonus amount paid and the date it was paid.

(i)     Schedule 2.15(i) of the Company Disclosure Schedule sets forth each employee, director, and consultant who is eligible for commissions and for each, the (1) formula by which commissions are computed, (2) any conditions that must be met for a commission to become due and payable, (3) the frequency of or schedule by which commissions are paid, and (4) any outstanding commission payments that have been booked or earned but which have not yet been paid.

2.16     Real Property.

(a)     Section 2.16(a) of the Company Disclosure Schedule contains a true and correct list of (i) each parcel of real property leased, licensed, subleased or otherwise used or occupied by the Company or any Company Subsidiary, in each case, as lessee or tenant (the “Leased Real Property”) and (ii) all Liens, other than Permitted Liens, relating to or affecting any parcel of real property referred to in clause (i) to which the Company or any Company Subsidiary is a party.

(b)     Neither the Company nor or any Company Subsidiary owns any real property other than Company-owned leasehold improvements, if any, on the Leased Real Property.

(c)     Subject to the terms of its respective leases, the Company or any Company Subsidiary, as applicable, has a valid and subsisting leasehold estate in, free and clear of Liens, other than Permitted Liens, and the right to quiet enjoyment of each of the Leased Real Properties for the full term of the leases (including renewal periods) relating thereto.  Each Lease Document referred to in Section 2.16(e) below is a legal, valid and binding agreement, enforceable in accordance with its terms, of the Company or any Company Subsidiary, as applicable, and of each other Person that is a party thereto, and there is no, and neither the Company nor any Company Subsidiary has received written notice of any, default (or any condition or event which, after written notice or lapse of time or both, would constitute a default) thereunder.  Neither the Company nor any Company Subsidiary owes brokerage commissions or finder’s fees with respect to any such Leased Real Property, except to the extent that the Company or any Company Subsidiary may renew the term of any such lease, in which case, any such commissions and fees would be in amounts that are reasonable and customary for the spaces so leased, given their intended use and terms.

(d)     All improvements on the Leased Real Property (A) comply with and are operated in accordance in all material respects with applicable Laws (including Environmental Laws) and all applicable Liens, Approvals, Contracts, covenants and restrictions and (B) are in all material respects in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, and such improvements are in all material respects adequate and suitable for the purposes for which they are presently being used and there is no condemnation or appropriation proceeding pending or, to the knowledge of the Company, threatened against any of such real property or any of the improvements thereon.

(e)     True and correct copies of the documents under which the Leased Real Property is leased, licensed, subleased or otherwise used or occupied by the Company or any Company Subsidiary (the “Lease Documents”) have been made available to Parent.  The Lease Documents are unmodified and in full force and effect, and there are no other Contracts between the Company, or any Company Subsidiary and any other Person or by and among any other Persons, claiming an interest in the interest of the Company or any Company Subsidiary in the Leased Real Property or otherwise relating to the use and occupancy of the Leased Real Property.

2.17     Environmental Matters.

(a)     The Company and the Company Subsidiaries have complied and are in compliance in all material respects with all applicable Environmental Laws.  To the knowledge of the Company, no incident, condition, change, effect or circumstance with respect to the Company or any Company Subsidiary has occurred or exists that could reasonably be expected to prevent or interfere with such material compliance by the Company or any Company Subsidiary in the future, including any failure to make a timely application or submission for renewal of any permit required under Environmental Laws.  Neither the Company nor any Company Subsidiary has received any written communication, whether from a Governmental or Regulatory Authority, citizen group, employee, or otherwise, that alleges that the Company or any Company Subsidiary is not in full compliance with, or has failed to perform any duty under, Environmental Laws, which noncompliance or nonperformance has not been fully cured.

(b)     There is no Environmental Claim pending or threatened in writing against the Company or any Company Subsidiary or, to the knowledge of the Company, against any Person whose liability for such Environmental Claim has been retained or assumed either contractually or by operation of law by the Company or any Company Subsidiary.  To the knowledge of the Company, there is no basis for an Environmental Claim against the Company or any Company Subsidiary or against any Person whose liability for such Environmental Claim has been retained or assumed either contractually or by operation of law by the Company or any Company Subsidiary.

(c)     No underground storage tanks or underground improvements, including treatment or storage tanks, sumps, or water, gas or oil wells, have been used by the Company or any Company Subsidiary, or to the Company’s knowledge, by others, at, on our under any real property currently or formerly owned, leased or operated by the Company or any Company Subsidiary.  To the Company’s knowledge, no asbestos or asbestos-containing material, formaldehyde or insulation material containing urea formaldehyde or material containing PCBs, is present in, on or at any real property owned, leased or operated by the Company or any Company Subsidiary.

(d)     Neither the Company nor any Company Subsidiary has exposed, or, to the knowledge of the Company, is alleged to have exposed any employee or any third party to Hazardous Materials under circumstances that may give rise to any Environmental Claim or liability.

(e)     The Company has made available to Parent all reports, data, permits, authorizations, disclosures, environmental covenants and other documents relating in any way to the business of the Company or any Company Subsidiary with respect to any Environmental Law.

2.18     Title to Property.  The Company and each Company Subsidiary is in possession of and has good and marketable title to all of their respective properties, interests in Assets and Properties that each purports to own, including all tangible personal property reflected on the Company Financials and tangible personal property acquired since June 30, 2016 (other than tangible property disposed of since such date in the ordinary course of business consistent with past practice which is not material in nature or amount), free and clear of all Liens other than Permitted Liens.  All such tangible personal property is in good working order and condition in all material respects, ordinary wear and tear excepted, and its use complies in all material respects with all applicable Laws.

2.19     Intellectual Property Rights.

(a)     Intellectual Property Schedules.  Section 2.19(a) of the Company Disclosure Schedule sets forth a correct and complete list of all Company-Owned Intellectual Property that consists of: (i) issued Patents and Patent applications, (ii) Trademark registrations and applications and material unregistered Trademarks, (iii) Copyright registrations and applications, (iv) domain names and social network service accounts associated with the Company, and (v) Software material to the conduct of the business of the Company. Either the Company or a Company Subsidiary is, with respect to applications and registrations, record owner of all of the Intellectual Property required to be set forth in Section 2.19(a) of the Company Disclosure Schedule, and all such Intellectual Property is subsisting, and, to the Company’s knowledge, valid, and enforceable. Neither the Company nor any Company Subsidiary has granted any Person any right to control the prosecution or registration of any Company-Owned Intellectual Property, or to commence, defend, or otherwise control any Claim with respect to any Company-Owned Intellectual Property. Neither the Company nor any Company Subsidiary has performed any act (or omission) that would be reasonably likely to bar the filing or registration of any Company-Owned Intellectual Property that is of a type able to be registered under applicable Intellectual Property Law, except to the extent that the Company has, in its reasonable business judgment, determined to abandon or cancel any such filing or registration that is not material to the business of the Company.

(b)     Ownership and Rights to Use Intellectual Property.  The Company and the Company Subsidiaries own, or have a valid right to use, free and clear of all Liens (other than Permitted Liens), all Company Intellectual Property; provided, however, that the foregoing shall not constitute any representation or warranty as to infringement of any Intellectual Property. All Company-Owned Intellectual Property (including, for the avoidance of doubt, all Intellectual Property required to be set forth in Section 2.19(a) of the Company Disclosure Schedule) is owned solely and exclusively by the Company or a Company Subsidiary free and clear of all Liens (other than Permitted Liens). None of the Company-Owned Intellectual Property is subject to any proceeding before, outstanding order, writ, or injunction of or stipulation with any Governmental Authority, or any Contract entered into in settlement of such a proceeding, restricting the use, transfer, licensing or exploitation by the Company or any Company Subsidiary thereof.

(c)     No Infringement.  The conduct of the business of the Company and the Company Subsidiaries (including the Company Products), as such business has been conducted, has  not infringed, diluted, misappropriated or otherwise violated, and the conduct of such business as currently conducted or currently contemplated to be conducted (such business currently contemplated to be conducted shall be limited to such Products set forth on the Company’s product roadmap provided by Company to Buyer to be released prior to December 31, 2016) does not, and to the knowledge of the Company and when conducted following the Closing in the same manner as conducted prior to the Closing (with respect to the business as currently conducted) and when conducted following the Closing in the same manner as set forth on the product roadmap provided by Company to Buyer (with respect to the business currently contemplated to be conducted) will not infringe, dilute, misappropriate or otherwise violate, the Intellectual Property or other rights of any Person; provided that the foregoing representation shall be limited to the Company’s knowledge with respect to Patents.  There is no Claim, Action or Proceeding relating to an allegation of any such infringement, dilution, misappropriation, or other violation pending or, to the knowledge of the Company, threatened (including in the form of offers or invitations to obtain a license) against the Company or any Company Subsidiary or, to the Company’s knowledge, any other Person.

(d)     No Infringement of Company-Owned Intellectual Property.  To the Company’s knowledge, no Person is infringing, diluting, misappropriating or otherwise violating, or has infringed, diluted, misappropriated or otherwise violated, any Company-Owned Intellectual Property, and no such Claims have been asserted or threatened against any Person by the Company or any Company Subsidiary or, to the Company’s knowledge, any other Person.

(e)     Contributors.  Each Key Employee and each current and former employee, consultant and independent contractor of the Company and the Company Subsidiaries that has, either individually or through collaboration with others, invented, created, developed or reduced to practice any Company-Owned Intellectual Property or Company-Owned Technology or any portion thereof (each, a “Contributor”) has executed a written agreement that is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms against the Company or any Company Subsidiary (except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally and by general equity principles), substantially in the form provided to Parent that (i) assigns to the Company or any Company Subsidiary all right, title and interest in and to all Company-Owned Intellectual Property or Company-Owned Technology, that is, or has been, invented, created, developed or reduced to practice by such Contributor in the course of his, her or its activities for the Company or any Company Subsidiary and (ii) contains provisions consistent with industry standards designed to prevent unauthorized disclosure of the Company’s or Company Subsidiary’s Trade Secrets. To the Company’s knowledge, no party to such written agreements has breached or violated the terms thereof or has attempted or threatened to challenge the enforceability, scope or applicability of any such agreement. No Company-Owned Intellectual Property or Company-Owned Technology was invented, created, developed or reduced to practice by any Key Employee or any current or former employee or consultant of the

Company or any Company Subsidiary prior to such Person’s employment by the Company or such Company Subsidiary.

(f)     Maintenance of Trade Secrets.  The Company and the Company Subsidiaries have taken commercially reasonable measures consistent with industry standards to protect the confidentiality of Trade Secrets, including requiring all Persons having access thereto to execute written non-disclosure agreements.  There has not been any disclosure or publication of any Trade Secret of the Company or any Company Subsidiary (including any such information of any other Person disclosed in confidence to the Company or any Company Subsidiary) to any Person in a manner that has resulted or is reasonably likely to result in the loss of trade secret or other proprietary rights in and to such information.

(g)     Consummation of Transaction.  No current or former Affiliate, partner, director, stockholder, officer, consultant or employee of the Company or Company Subsidiary will, after giving effect to the Merger, own or retain any rights to use or otherwise exploit any of the Company-Owned Intellectual Property or Company-Owned Technology.  The consummation of the transactions contemplated by this Agreement (including the Merger) will not immediately following the Closing Date (i) give rise to any right of any Person to terminate or impair, the Company’s or any Company Subsidiary’s right to own, use, or hold for use any Company Intellectual Property as owned, used or held for use in the conduct of the business of the Company and the Company Subsidiaries, or (ii) result in the violation of any applicable Privacy Laws.  Immediately following the Closing Date, the Surviving Corporation will be permitted to exercise all of the rights of the Company and the Company Subsidiaries under all Inbound Licenses and Outbound Licenses to the same extent that the Company and the Company Subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without being required to pay any additional amounts or consideration other than fees, royalties or payments which the Company and the Company Subsidiaries would otherwise be required to pay had such transactions contemplated hereby not occurred.  Neither this Agreement nor the transactions contemplated hereby, including the assignment to the Surviving Corporation, by operation of law or otherwise, of any Contracts to which the Company or any Company Subsidiary is a party, will result in (A) any Person being granted rights or access to, or the placement in or release from escrow, of any Software source code or other Technology, (B) Parent or the Surviving Corporation being obligated to grant to any third party any right in any Intellectual Property, (C) Parent or the Surviving Corporation being bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses, or (D) Parent or the Surviving Corporation being obligated to pay any royalties or other amounts to any third party in excess of those payable by Company or any Company Subsidiary prior to the Closing Date.

(h)     Information Technology; Security.  The Company and the Company Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable procedures to protect its Software, databases, networks, Internet sites and information technology systems, and all confidential information stored or contained therein or transmitted thereby, from (i) the inclusion of any Technology, device or feature designed to permit unauthorized access, disrupt, disable or otherwise harm, damage or impair Software, hardware or data and (ii) unauthorized access, use, interruption, modification or other misuse.  There have been no material breaches or violations of any security policies adopted and implemented by the Company or any Company Subsidiary.  There have been no material security breaches in the information technology systems of the Company or any Company Subsidiary.  The Company and the Company Subsidiaries maintain commercially reasonable disaster recovery and security plans, procedures and facilities.

(i)     Privacy.  The Company and the Company Subsidiaries have provided true and accurate copies of all of its current and former privacy policies to Parent.  Neither the Company nor any Company Subsidiary has purchased or licensed, or transferred, sold, rented or otherwise made available any Personally Identifiable Information (including name, address, telephone number or email address) of any natural person to any Person in violation of its publicly posted privacy policy, any Company or Company Subsidiary contractual commitment or any applicable Law.  The privacy policies of the Company and the Company Subsidiaries materially conform, and at all times have materially conformed, to all of the Company’s and the Company Subsidiaries’ contractual commitments relating to privacy (including all such commitments to its and their customers, to the viewers of the Company’s websites, and to users of the Company Products), the Company and the Company Subsidiaries has at all times materially complied with all applicable Privacy Laws/Policies, and, to the knowledge of the Company, no Governmental Authority is investigating to determine whether the Company or any Company Subsidiary has violated any Privacy Laws/Policies.  All e-commerce-related sales and marketing activities by the Company and the Company Subsidiaries have been in material compliance with all applicable Laws pertaining to obtaining consent from potential customers to receive such sales and marketing materials.  No Claims have been asserted or, to the Company’s knowledge, threatened against the Company or any Company Subsidiary alleging a violation of any Person’s privacy or Personally Identifiable Information or data rights (or of any applicable Privacy Laws/Policies).  The Company and the Company Subsidiaries have implemented and maintained a system of internal controls sufficient to provide reasonable assurance that the Company and the Company Subsidiaries comply with all applicable Privacy Laws/Policies.

(j)     Government Funding; Standard-Setting Organizations.  No funding, facilities or personnel of any Governmental Authority, university, college, other educational institution or research center, was used in the invention, creation, development or reduction to practice of any Company-Owned Intellectual Property or Company-Owned Technology.  Neither the Company nor any Company Subsidiary is, or has been a member of, has made any submission or suggestion to, or is (or has ever been) subject to any Contract with, any standard-setting organizations, standards body or other entity that might obligate the Company or any Company Subsidiary to grant licenses to or otherwise impair or limit its control of its Intellectual Property rights.  Neither the Company nor any Company Subsidiary has entered into any Contracts with any Governmental Authority, foundation or any public or private university, college, or other educational institution or research center.

(k)     Open Source.  Section 2.19(k) of the Company Disclosure Schedule lists all Open Source Software that has been incorporated into, integrated with, combined with, or linked to any Company Product or Company-Owned Technology in any way, or from which any Company Product or Company-Owned Technology was derived, and describes the manner in which each such Open Source Software was incorporated into, integrated with, combined with or linked to any such Company Product or Company-Owned

Technology (such description shall include whether (and, if so, how) the Open Source Software was modified, distributed, conveyed or licensed out by the Company).  Neither the Company nor any Company Subsidiary has used Open Source Software in any manner that, with respect to any Company Product or Company-Owned Technology (excluding the Open Source Software itself), does or is reasonably expected to: (i) require its disclosure or distribution in source code form, (ii) require the licensing thereof for the purpose of making derivative works, (iii) impose any restriction on the consideration to be charged for the distribution thereof, or (iv) create, or purport to create, obligations for the Company or any Company Subsidiary with respect to Company-Owned Intellectual Property or grant, or purport to grant, to any third party, any rights or immunities under Company-Owned Intellectual Property.  With respect to any Open Source Software that is or has been used by the Company or any Company Subsidiary in any way, the Company and the Company Subsidiaries has been and is in material compliance with all applicable licenses with respect thereto.

(l)     Source Code.  Neither the Company nor any Company Subsidiary nor any other Person acting on its behalf has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any source code for any Company Product or Company-Owned Technology, except for disclosures to employees, contractors or consultants under written agreements that prohibit use or disclosure except in the performance of services to the Company and the Company Subsidiaries and, solely with respect to the source code of such Open Source Software (and excluding, for the avoidance of doubt, source code for Technology that was developed by or on behalf of the Company or any Company Subsidiary) except with respect to Open Source Software listed on Section 2.19(l) of the Company Disclosure Schedule.

(m)     Bugs, Defects, Vulnerabilities and Exploits.  Section 2.19(m) of the Company Disclosure Schedule sets forth the Company’s and the Company Subsidiaries’ current (as of the Effective Time) list of (i) known bugs maintained by its development or quality control groups, and (ii) known vulnerabilities or exploits affecting its revenue stream, in each case, with respect to the Company Products and Company-Owned Technology. Without limiting the generality of the foregoing, (y) except as set forth on Section 2.19(m) of the Company Disclosure Schedule, there are no defects, malfunctions, vulnerabilities, exploits or nonconformities in any of the commercially available Company Products or Company-Owned Technology which have materially disrupted, or, to the Company’s knowledge, would be reasonably likely to materially disrupt their commercial availability, and (z) there are no Claims asserted against the Company or any Company Subsidiary or, to the Company’s knowledge, any of its customers, distributors or publishers related to the Company Products or Company-Owned Technology alleging any material defects, malfunctions or nonconformities, nor have there been any written or, to the Company’s knowledge, verbal threats thereof.

(n)     Contaminants.  Neither the Company nor any Company Subsidiary has incorporated any, or is aware of the incorporation of any, “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other Software routines, hardware components or other Technology that permit unauthorized access or the unauthorized disablement or erasure of such Company Product, Company-Owned Technology, or data or other Software of users (“Contaminants”) into any Company Product or Company-Owned Technology.  The Company

and the Company Subsidiaries has taken reasonable steps to prevent the introduction of Contaminants into Company Products or Company-Owned Technology.

(o)     Company Products.  Section 2.19(o) of the Company Disclosure Schedule lists all Company Products by name and version number.

(p)     User Documentation.  To the Company’s knowledge, all Company Products perform substantially in accordance with their applicable specifications, warranties and advertisements for such Company Products, and the User Documentation associated with any Company Product contains no material errors, other than of a typographical nature.

2.20     Company Contracts.

(a)     Section 2.20(a) of the Company Disclosure Schedule  contains a complete list of all Contracts to which the Company or any Company Subsidiary is a party or by which the Company or such Company Subsidiary is bound that fall within the following categories (collectively, the “Company Contracts”), organized in subsections corresponding to the subsections of Section 2.20(a) of this Agreement:

(i)      any Contract granting exclusive distributor, marketing, advertising, manufacturer’s representative or other exclusive rights, or otherwise contemplating an exclusive relationship between the Company or any Company Subsidiary and any other Person;

(ii)     any continuing Contract for the purchase of materials, supplies, equipment or services involving in the case of any such Contract that provides for payments in excess of or reasonably expected to exceed Twenty-Five Thousand Dollars ($25,000) in any 12-month period;

(iii)     any Contract relating to the acquisition by the Company of any tangible assets of a substantial nature, operating business or capital stock of any other Person, or the making of any other investment in any other Person;

(iv)     any Contract with any Significant Customer, Significant Supplier or Significant Publisher, provided that such Contract provides for payments in excess of or reasonably expected to exceed Twenty-Five Thousand Dollars ($25,000);

(v)     any Contract disclosed (or required to be disclosed) as a Government Contract in Section 2.13(g) of the Company Disclosure Schedule;

(vi)     any trust indenture, mortgage, promissory note, loan agreement or other Contract or instrument for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(vii)     any Contract for capital expenditures other than purchase orders for inventory, supplies or equipment in the ordinary course of business consistent with past practice;

(viii)     any Contract purporting to impose confidentiality or non-disclosure obligations on the Company or any Company Subsidiary other than those entered into in the ordinary course of business consistent with past practice;

(ix)     any Contract involving the purchase, sale, disposition, lease, license, sublease, use or occupancy of real property;

(x)     any Contract that would be required to be disclosed in Section 2.23 of the Company Disclosure Schedule;

(xi)     any agreement of guarantee, assumption or endorsement, or any similar Contract with respect to the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or Indebtedness of any other Person;

(xii)     any Contract (excluding licenses for Shrink-Wrap Code or Open Source Software) pursuant to which the Company or any Company Subsidiary has licensed or otherwise received rights under or with respect to any Intellectual Property or Technology owned by a third party, including covenants not to sue, non-assertion provisions or releases or immunities from suit that relate to Intellectual Property (“Inbound Licenses”);

(xiii)     any Contract (excluding non-exclusive licenses of the Company Products to customers that do not materially differ in substance from the Company’s standard form of outbound license agreement, copies of which have been provided to Parent) under which the Company or any Company Subsidiary has granted, licensed, disclosed or provided any Company-Owned Intellectual Property to third parties, including any Contracts containing covenants not to sue, non-assertion provisions, or releases or immunities from suit that relate to Company-Owned Intellectual Property or, in each case, the option to do any of the foregoing (“Outbound Licenses”);

(xiv)     any Contract relating to the acquisition, transfer,  development, manufacturing, distribution or sharing of any Technology (including Company Products) or Intellectual Property (including any joint development agreement, technical collaboration agreement or similar agreement);

(xv)     any strategic alliance, joint development, joint marketing, joint venture, partnership or similar Contracts;

(xvi)     any Contract containing any exclusive licensing obligations or “most favored nation” terms or minimum purchase obligations;

(xvii)     any Contract to which the Company or any Company Subsidiary is a party containing any covenant limiting (or purporting to limit) in any respect the right of the Company or any Company Subsidiary (v) to engage in any line of business, (w) to develop, market or distribute products or services, (x) to compete with any Person in any line of business or in any area or territory, or granting any exclusive distribution rights with respect to any Company Product, (y) to recruit, solicit, or hire employees or independent contractors who are or were employed or engaged by another Person, or (z) that would be required to be disclosed in accordance with Section 2.19(b) or that otherwise limits the ability of Parent and the Surviving

Corporation from and after the Closing to operate the business of the Company and the Company Subsidiaries as currently conducted and as currently proposed to be conducted;

(xviii)    any collective bargaining agreement or Contract with any Labor Organization; or

(xix)     any employment agreement, severance agreement or change in control agreement or Contract with any current or former director, officer, employee or consultant of the Company or any Company Subsidiary, other than those that are terminable at-will by the Company or any Company Subsidiary on no more than thirty (30) days’ notice, or with respect to employees employed outside the United States on no more than the minimum notice period required by law, without liability or financial obligation.

(b)     True and complete copies of all such Company Contracts or, if not reduced to writing, reasonably complete and accurate written descriptions of which, together with all amendments and supplements thereto and all waivers of any terms thereof, have been made available to Parent prior to the execution of this Agreement.

(c)     Each Company Contract is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms against the Company or any Company Subsidiary, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally and by general equitably principles, and to the knowledge of the Company, each other party thereto; neither the Company nor any Company Subsidiary is, nor has it received any written claim or notice that it is, and to the knowledge of the Company, no other party to such Company Contract is, or has received any written claim or notice that it is, in violation or breach of or default under any such Company Contract (or with notice or lapse of time or both, would be in violation or breach of or default under any such Company Contract).  The Company and the Company Subsidiaries have fulfilled all material obligations required to have been performed by the Company and the Company Subsidiaries pursuant to each Company Contract.

2.21     Restrictions on Business Activities.  Except as set forth in Section 2.21 of the Company Disclosure Schedule, there is no Contract or Order binding upon the Company or any Company Subsidiary which has, could reasonably be expected to have, or purports to have, the effect of prohibiting or impairing, whether before or after the Closing, any acquisition of property by the Company or any Company Subsidiary or the conduct of business by the Company or any Company Subsidiary as currently conducted or as proposed to be conducted.

2.22     Insurance.

(a)     Section 2.22(a) of the Company Disclosure Schedule contains a true and complete list (including the names of the insurers, the expiration dates of the policies, the annual premiums thereof, the period of time covered thereby and a brief description of the interests insured thereby) of all liability, property, workers’ compensation, directors’ and officers’ liability and other insurance policies currently in effect that insure any of the business, operations, directors, officers or employees of the Company and the Company Subsidiaries or affect or relate to the ownership, use or operation of any of the Assets and Properties of the

Company and the Company Subsidiaries and that (a) have been issued to the Company or any Company Subsidiary or (b) to the knowledge of the Company, have been issued to any other Person for the benefit of the Company or any Company Subsidiary.  Each policy listed in Section 2.22(a) of the Company Disclosure Schedule is valid and binding and in full force and effect, all premiums due and payable prior to the date hereof have been paid to the extent due and neither the Company, nor any Company Subsidiary, nor the Person to whom such policy has been issued has received any written notice of cancellation or termination in respect of any such policy or is in default thereunder, and the Company has no knowledge of any reason or state of facts that could reasonably be expected to lead to the cancellation of such policies or of any threatened termination of, or material premium increase with respect to, any of such policies.

(b)     Section 2.22(b) of the Company Disclosure Schedule contains a list of all claims in excess of Fifty Thousand Dollars ($50,000) made under any insurance policies covering the Company and the Company Subsidiaries in the two (2) years immediately preceding the date of this Agreement.  Neither the Company nor any Company Subsidiary has received written notice that any insurer under any policy listed (or required to be listed) in Section 2.22(a) of the Company Disclosure Schedule is denying, disputing or questioning liability with respect to a claim thereunder or defending under a reservation of rights clause.  The insurance policies listed in Section 2.22(a) of the Company Disclosure Schedule, (i) in light of the business, operations and Assets and Properties of the Company and the Company Subsidiaries, are in amounts and have coverages that are reasonable and customary for Persons engaged in similar businesses and operations and having similar Assets and Properties, and (ii) are in amounts and have coverages required by any Company Contract.

2.23     Affiliate Transactions.

(a)     Except as set forth in Section 2.23(a) of the Company Disclosure Schedule, other than transactions conducted in the ordinary course of business at prevailing market prices and on prevailing market terms and transactions in connection with the employment by the Company or any Company Subsidiary of any current or former officer, director, stockholder or other securityholder, (i) there is no Contract between the Company or any Company Subsidiary, on the one hand, and (A) any current or former officer, director, stockholder or other security holder, or to the Company’s knowledge, any Affiliate or Associate of the Company or any Company Subsidiary, or (B) any Person who, to the Company’s knowledge, is an Associate of any such current or former officer, director, stockholder or Affiliate, on the other hand, (ii) the Company and the Company Subsidiaries do not provide or cause to be provided any asset, service or facility to any such current or former officer, director, employee, security holder, Affiliate or Associate, including loans relating to the purchase of any security, (iii) no such current or former officer, director, stockholder, Affiliate or Associate provides or causes to be provided any assets, services or facilities to the Company or any Company Subsidiary, and (iv) the Company and each Company Subsidiary does not beneficially own, directly or indirectly, any Investment Assets of any such current or former officer, director, stockholder, Affiliate or Associate.

(b)     No current or former officer, director or stockholder or other security holder of the Company or Company Subsidiary has, to the knowledge of the Company, any claim, charge, action or cause of action against the Company or Company Subsidiary, except for claims for current amounts due as normal salaries and bonuses, reasonable unreimbursed travel or entertainment expenses, accrued vacation pay or accrued benefits under any Plan existing on the date hereof.

2.24     Brokers.  Except as set forth in Section 2.24 of the Company Disclosure Schedule, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with this Agreement or any of the Ancillary Agreements or any of the transactions contemplated hereby or thereby based on arrangements made by or on behalf of the Company or any Company Subsidiary.

2.25     Banks and Brokerage Accounts.  Section 2.25 of the Company Disclosure Schedule sets forth (a) a true and complete list of the names and locations of all banks, trust companies, securities brokers and other financial institutions at which the Company or any Company Subsidiary has an account or a safe deposit box or maintains a banking, custodial, trading or other similar relationship, (b) a true and complete list and description of each such account, box and relationship, indicating in each case the account number and the names of the respective officers, employees, agents or other similar representatives of the Company or any Company Subsidiary having signatory power with respect thereto, and (c) a list of each Investment Asset, the name of the record and beneficial owner thereof, the location of the certificates, if any, the maturity date, if any, and any stock or bond powers or other authority for transfer granted with respect thereto.

2.26     Significant Customers, Suppliers and Publishers.  Section 2.26(a) of the Company Disclosure Schedule lists the top twenty (20) customers of the Company and the Company Subsidiaries setting forth the aggregate amount billed by the Company and the Company Subsidiaries to each such customer, from the period commencing on January 1, 2015 and ended December 31, 2015 (the “Significant Customers”).  Section 2.26(b) of the Company Disclosure Schedule lists the top twenty (20) (non-publisher) suppliers of the Company and the Company Subsidiaries, as measured by and setting forth the aggregate amount of payments made to such Persons during the period commencing on January 1, 2015 and ended December 31, 2015 (the “Significant Suppliers”).  Section 2.26(c) of the Company Disclosure Schedule lists the top twenty (20) publishers of the Company and the Company Subsidiaries, as measured by and setting forth the aggregate revenue generated through such Persons’ digital properties during the period commencing on January 1, 2015 and ended December 31, 2015 (the “Significant Publishers”). Since December 31, 2015, no Significant Customer, Significant Supplier or Significant Publisher has ceased or materially altered its relationship with the Company or any Company Subsidiary or, to the knowledge of the Company, has threatened to cease or materially alter such relationship.  To the knowledge of the Company, no Significant Customer, Significant Supplier or Significant Publisher is threatened with bankruptcy or insolvency.

2.27     Disclosure.

(a)     No representation or warranty made by the Company contained in this Agreement, and no statement contained in the Company Disclosure Schedule or in any certificate furnished to Parent pursuant to any provision of this Agreement (including the Company Financials and the notes thereto) contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein, in the light of the circumstances under which they were made, not misleading.  The Company does not have knowledge of any fact that has specific application to the Company or any Company Subsidiary (other than general economic or industry conditions) and that may have a Company Material Adverse Effect that has not been set forth in this Agreement or the Company Disclosure Schedules.  The Company has made available to Parent all of the Contracts heretofore requested on behalf of Parent in writing, and all other material information concerning the Company and the Company Subsidiaries in the possession, custody or control of the Company.

(b)     The information supplied by the Company for inclusion in the Information Statement sent and to be sent to the stockholders of the Company in connection with the Company Stockholder Action shall not, on the date the Information Statement is first mailed to the holders of the Company Capital Stock, at the time of the Company Stockholder Action and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies or written consents for the Company Stockholder Action which has become false or misleading.  Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by Parent, which is contained in the Information Statement.

2.28     No Additional Representations.

(a)     Except as otherwise expressly set forth in this Article II, the Company expressly disclaims any representations or warranties of any kind or nature, express or implied, including any representations or warranties as to the Company or any Company Subsidiary, their respective businesses and affairs or the transactions contemplated by this Agreement.

(b)     Without limiting the generality of the foregoing, except as otherwise provided in this Article II, neither the Company nor any representative of the Company, nor any of its employees, officers, directors or stockholders, has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the business and affairs of the Company or any Company Subsidiary that have been made available to Parent or Merger Sub, including due diligence materials, or in any presentation of the business and affairs of the Company or any Company Subsidiary by the management of the Company or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Parent or Merger Sub in executing, delivering and performing this Agreement and the transactions contemplated hereby.  It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including but not limited to, any offering memorandum or similar materials made available by the Company and its representatives, are not and shall not be deemed to be or to include representations or warranties of the Company, and are not and shall not be deemed to be relied upon by Parent or Merger Sub in executing, delivering and performing this Agreement and the transactions contemplated hereby.  Notwithstanding the foregoing, nothing in this Section 2.28 shall preclude any Fraud Claim.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the schedule prepared by Parent delivered to the Company on or prior to the execution of this Agreement setting forth specific exceptions to Parent's representations and warranties set forth herein (the “Parent Disclosure Schedule”), Parent hereby represents and warrants to the Company as of the date hereof and the Closing Date (except for such representations and warranties made only as of a specific date), as follows.  Each exception set forth in the Parent Disclosure Schedule is identified by reference to the specific section or subsection of this Agreement and relates to such section or subsection and any other section or subsection only to the extent it is readily apparent that such disclosure is applicable to such other section or sections, and in the event of any inconsistency between statements in the body of this Agreement and statements in the Parent Disclosure Schedule (excluding exceptions expressly set forth in the Parent Disclosure Schedule with respect to a specifically identified or cross-referenced representation or warranty), the statements in the body of this Agreement shall control.

3.1     Organization and Qualification.

(a)     Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.  Parent has full corporate power and authority to conduct its business as presently conducted and as presently proposed to be conducted and to own, use and lease its Assets and Properties.  Parent is duly qualified, licensed or admitted to do business and is in good standing in each jurisdiction in which the ownership, use, licensing or leasing of its Assets and Properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for any such failures to be so qualified, licensed or admitted and in good standing that are de minimis in nature.

(b)     Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

3.2     Authority Relative to this Agreement.  Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by Parent and Merger Sub of this Agreement and the Ancillary Agreements to which it is a party and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action by the board of directors of Parent and Merger Sub, and no other action on the part of the board of directors of Parent or Merger Sub is required to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is a party and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby.  This Agreement and the Ancillary Agreements to which each of Parent and Merger Sub is a party have been or will be, as applicable, duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company and/or the other parties thereto, constitutes or will constitute, as applicable, a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with their respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to the enforcement of creditors’ rights generally and by general principles of equity.

3.3     No Conflicts.  The execution and delivery by Parent and Merger Sub of this Agreement and the Ancillary Agreements to which it is a party do not, and the performance by Parent and Merger Sub of their obligations under this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby will not:

(a)     conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate of incorporation or bylaws of Parent or the certificate of incorporation or bylaws of Merger Sub; or

(b)     subject to the making of such filings as may be required under the HSR Act and similar laws of other jurisdictions and the expiration or early termination of any applicable waiting period thereunder, materially conflict with or result in a material violation or breach of any Law or Order applicable to Parent or Merger Sub or their Assets and Properties.

3.4     Information to be Supplied by Parent and Merger Sub.  The information supplied by Parent and Merger Sub for inclusion in the Information Statement shall not, on the date the Information Statement is first mailed to the holders of Company Capital Stock, at the time of the Stockholder Written Consent and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which it is made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies or written consents for the Stockholder Written Consent which has become false or misleading.   Notwithstanding the foregoing, Parent and Merger Sub make no representation, warranty or covenant with respect to any information supplied by the Company, which is contained in the Information Statement.

3.5     Brokers.  No broker, investment banker, financial advisor or other Person, is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with this Agreement and the transactions contemplated hereby based on arrangements made by or on behalf of Parent and Merger Sub.

3.6     No Additional Representations.

(a)     Except as otherwise expressly set forth in this Article III, each of Parent and Merger Sub expressly disclaims any representations or warranties of any kind or nature, express or implied, including any representations or warranties as to Parent or Merger

Sub or their respective businesses and affairs or the transactions contemplated by this Agreement.

(b)     Without limiting the generality of the foregoing, except as otherwise provided in this Article III, neither Parent nor Merger Sub, nor any representative of the Parent or Merger Sub, nor any of their respective employees, officers, directors or stockholders, has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the business and affairs of Parent and Merger Sub that have been made available to the Company, including due diligence materials, or in any presentation of the business and affairs of Parent or Merger Sub by the management of Parent or Merger Sub or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by the Company in executing, delivering and performing this Agreement and the transactions contemplated hereby.  Notwithstanding the foregoing, nothing in this Section 3.6 shall preclude any claim based on fraud, willful misconduct or any Knowing and Intentional Breach of the representations and warranties set forth in this Article III.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1     Conduct of Business of the Company.  During the period from the execution and delivery of this Agreement by the Company and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company agrees to, and agrees to cause each Company Subsidiary to, carry on its business in the ordinary course consistent with past practice, including (x) to pay its Liabilities and Taxes consistent with the Company’s past practices (and in any event when due), to pay or perform other obligations when due, consistent with the Company’s (or applicable Company Subsidiaries’) past practices, and (y) to use all commercially reasonable efforts to preserve intact its present business organization, keep available the services of its present officers and Identified Employees and preserve its relationships with customers, suppliers, publishers, distributors, licensors, licensees, independent contractors and other Persons having business dealings with the Company.  Without limiting the generality of the foregoing, during the period from the execution and delivery of this Agreement by the Company and continuing until the earlier of the valid termination of this Agreement or the Effective Time, the Company shall not, and shall cause the Company Subsidiaries not to, do, cause or permit any of the following actions, without the prior written consent of Parent (which written consent shall not be unreasonably withheld, conditioned or delayed):

(a)     Charter Documents: cause or permit any amendment to the Charter Documents of the Company or any Company Subsidiary, or to any of the Shareholder Agreements;

(b)     Dividends; Changes in Capital Stock: declare or pay any dividend on or make any other distribution (other than dividends payable solely in cash) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any of its capital stock;

(c)     Equity Awards: except for (i) the issuance of shares of Company Capital Stock upon exercise, vesting or conversion of then-outstanding Company Options, Company Restricted Stock Awards, Company Warrants or Company Preferred Stock listed in Section 2.3(c) of the Company Disclosure Schedule, (ii) as set forth on Section 4.1(c)(ii) of the Company Disclosure Schedule or (iii) as required by applicable Law, (A) issue, grant, deliver, sell or authorize or propose to issue, grant, deliver or sell, or purchase or propose to purchase, any Company Capital Stock or other Equity Interests, (B) modify, waive or amend terms, or the rights of any holder, of any outstanding Company Capital Stock or other Equity Interest (including to reduce or alter the consideration to be paid to the Company upon the exercise or vesting of any outstanding Company Option, Company Restricted Stock Award or other Equity Interest), (C) enter into any agreement, arrangement, plan, commitment or understanding with respect to any such modification, waiver or amendment, (D) grant any Company Option, Company Restricted Stock Award or other Equity Award or similar right, or (E) except as set forth in Section 4.1(c)(iii)(E) of the Company Disclosure Schedule, accelerate, amend or change the period of exercisability or vesting of any Equity Award or similar right or authorize any cash payment in exchange for any Equity Award or similar right;

(d)     Employee Matters:  except pursuant to a Company Contract disclosed to Parent pursuant to Section 2.20(a) of the Company Disclosure Schedule, as required by the terms of any Plan in existence on the date of this Agreement, or as required by applicable Law, (i) grant or approve any increase in base salary, rate of commissions, rate of consulting fees or any other compensation or benefits of any current or former officer, director, stockholder, employee, independent contractor or consultant of the Company or any Company Subsidiary, (ii) pay or approve the payment of any consideration of any nature whatsoever, other than salary, commissions or consulting fees and customary benefits paid to any current or former officer, director, stockholder, employee or consultant of the Company or any Company Subsidiary, in each case in amounts, on terms, and of type consistent with the Company’s past practices, to any current or former officer, director, stockholder, employee, independent contractor or consultant of the Company or any Company Subsidiary, (iii) establish or modify any target, goal, pool or similar provision under, or any salary range, increased guideline or similar provision in respect of, any Plan, employment Contract or other employee compensation arrangement or independent contractor Contract or other compensation arrangement, (iv) adopt, enter into, amend, modify or terminate (partially or completely) any Plan or any award outstanding under any Plan, including any actions effected by means of discretion or interpretive authority under any Plan, (v) pay or agree or make any commitment to pay any discretionary, incentive or stay bonus, (vi) except as set forth in Section 4.1(c)(vi) of the Company Disclosure Schedule, take any action to accelerate the vesting or payment of any compensation or benefits under any Plan or any action to fund or in any other way secure the payment of compensation or benefits under any Plan, or (vii) except as set forth on Schedule 4.1(d)(vii), hire or retain any employee or other service provider;

(e)     Severance Arrangements:  grant, pay or agree or commit to pay any severance, change of control or termination payment to any director, officer, employee or consultant, except payments made pursuant to written Contracts outstanding on the date hereof, copies of which have been made available to Parent and the terms of which are disclosed in Section 2.20(a) of the Company Disclosure Schedule or as required by applicable Law;

(f)      Contracts: except as set forth on Section 4.1(f) of the Company Disclosure Schedule, violate, terminate, fail to renew, amend or otherwise modify or waive any of the material terms of any Company Contract, or, except for (i) any contract entered into in the ordinary course of business consistent with past practice and valued at less than Fifty Thousand Dollars ($50,000) or (ii) any insertion order (provided that such insertion order is consistent with the Company's past practice and in the ordinary course of business and does not include any term or condition outside the ordinary course of business, which would include, but is not limited to, exclusivity restrictions, guarantees, non-competes, most favored nations or any similar provisions), enter into any contract or statement of work that, if entered into on or prior to the date hereof, would constitute a Company Contract;

(g)     Intellectual Property Rights:  (i) grant any license or covenant not to sue under, or sell, transfer, assign or otherwise dispose of, any Intellectual Property rights to any Person, or disclose to any Person, other than Representatives of Parent, any Trade Secret, other than non-exclusive licenses in the ordinary course of business, consistent with past practice, (ii) abandon or permit to lapse any Company-Owned Intellectual Property, or (iii) agree to, or grant an option to any Person for, any of the foregoing;

(h)     Exclusive Rights: enter into or amend any Contract pursuant to which any other Person is granted exclusive manufacturing, marketing, distribution, licensing or similar rights with respect to any Company Product, service or Company-Owned Intellectual Property;

(i)      Dispositions:  sell, assign, lease, license or otherwise dispose of, distribute, encumber or grant a Lien (other than a Permitted Lien) on any of the Company’s or such Company Subsidiary’s Assets and Properties;

(j)      Indebtedness:  incur any Indebtedness or guarantee any such Indebtedness or issue or sell any debt securities or guarantee any debt securities of any Person;

(k)     Leases:  enter into any operating lease or operating license for Assets and Properties;

(l)     Obligations:  (i) make or agree to make payment, discharge or satisfaction, in an amount exceeding Thirty-Five Thousand Dollars ($35,000) in any one case or One Hundred Twenty Five Thousand Dollars ($125,000) in the aggregate, of any claim, Liability or obligation (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of (A) Liabilities reflected or reserved against in the Company Financials, (B) reasonable expenses consistent with the Company’s representation and warranty in Section 2.23(b) incurred in connection with the transactions contemplated by this Agreement, (C) Company Transaction Expenses, and (D) Indebtedness or (ii) fail to pay or otherwise satisfy any Liability of the Company or any Company Subsidiary presently due and payable, except such Liabilities which are being contested in good faith by appropriate means or procedures;

(m)    Capital Expenditures: make any capital expenditure, capital addition or capital improvement that is not paid in full prior to the Closing, or fail to make or pay for any capital expenditure, capital addition or capital improvement in the ordinary course of business;

(n)     Insurance: fail to renew, cancel or amend any insurance policy;

(o)     Termination or Waiver:  terminate or waive any right of substantial value;

(p)     Lawsuits:  (i) pay or settle or take any action not required in connection with any existing Action or Proceeding or (ii) commence any Action or Proceeding;

(q)     Acquisitions: (i) organize any new Subsidiary or acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or (ii) make or agree to make any purchase of any Assets and Properties of any Person other than acquisitions of inventory, or licenses of products, in the ordinary course of business of the Company consistent with past practice;

(r)      Affiliate Transactions: enter into any Contract that would have been listed or required to be listed in Section 2.23 of the Company Disclosure Schedule if in effect on the date hereof;

(s)      Business: commence or terminate, or make any material change in, any line of business of the Company or any Company Subsidiary;

(t)      Real Property: acquire or agree to acquire any real property;

(u)     Taxes:  (i) make, change or rescind any Tax election, (ii) settle or compromise any claim, notice, audit or assessment in respect of Taxes, (iii) change any Tax period, (iv) adopt or change any method of Tax accounting, (v) file any amended Tax Return, (vi) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, pre-filing agreement, advance pricing agreement, cost sharing agreement or closing agreement relating to any Tax, (vii) file a Tax refund request, or surrender any right to claim a Tax refund, (viii) request any Tax ruling from a Tax Authority, (ix) consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment, or (x) grant any power of attorney in respect of Taxes;

(v)     Value of Assets:  make or agree to make any write-off, write-down or revaluation of, any determination to write off, write-down, or revalue, any of Assets and Properties of the Company or any Company Subsidiary, or change any reserves or liabilities associated therewith except for depreciation and amortization in accordance with GAAP consistently applied;

(w)     Accounts:  establish any account which, if it had been established on or prior to the date hereof, would have been required to be disclosed in Section 2.25 of the Company Disclosure Schedule;

(x)     Accounts Payable and Accounts Receivable, Cash Management; Inventory: (A) make any deviations or modifications to the management of, or take any action to reduce, the Company’s working capital; (B) take any action reasonably likely to accelerate the payment of customer accounts receivables (including shortening payment terms, providing incentives for early payment or otherwise); (C) delay the payment on accounts payable to suppliers, vendors or others; (D) change the cash management policies of the Company or any Company Subsidiary; or (E) change any inventory purchasing practices in each case in a manner that varies in any respect from past practices;

(y)     Accounting Policies and Procedures: make any change to its accounting methods, principles, policies, procedures or practices, except as may be required by GAAP or applicable Law;

(z)     Bankruptcy: file a petition in bankruptcy, make an assignment for the benefit of creditors or file a petition seeking reorganization or arrangement or other action under federal or state bankruptcy laws; or

(aa)   Other:  take or agree in writing or otherwise to take, (i) any of the actions described in Section 4.1(a) through Section 4.1(z) above or (ii) any other action that would prevent the Company from performing, or cause the Company not to perform, any of its covenants and agreements hereunder.

4.2     No Solicitation.

(a)     Until the earlier of the Effective Time and the date of termination of this Agreement pursuant to the provisions of Section 8.1, the Company shall not take, and shall not authorize or permit any Company Subsidiary or any of their respective Representatives to take (directly or indirectly) any of the following actions with any Person other than Parent and its designees: (i) solicit, initiate, facilitate or encourage any proposal or offer from, or participate or engage in or conduct any discussions or negotiations with, any Person relating to any offer or proposal, oral, written or otherwise, formal or informal, with respect to any possible Business Combination with the Company (a “Competing Proposed Transaction”), (ii) provide any information with respect to the Company or any Company Subsidiary or its business to any Person other than Parent, which the Company believes would be used for the purpose of formulating an offer or proposal with respect to, or otherwise assist, cooperate with, facilitate or encourage any effort or attempt by any such Person with regard to, any possible Business Combination with the Company, or (iii) approve or agree to or enter into a Contract with any Person other than Parent providing for a Business Combination with the Company.

(b)     The Company shall, and shall cause each Company Subsidiary and the Representatives of the Company and each Company Subsidiary to, immediately cease and cause to be terminated any such contacts or negotiations with any Person relating to any such transaction or Business Combination.  In addition to the foregoing, if (after this Agreement is signed and delivered by the Company and prior to the Effective Time or the earlier termination of this Agreement in accordance with Section 8.1) the Company or any Company Subsidiary receives or its Representatives receive any offer or proposal (formal or informal, oral, written or otherwise) relating to, or any inquiry or contact from any Person with respect to, a Competing

Proposed Transaction, the Company shall immediately notify Parent thereof and provide Parent with the details thereof, including the identity of the Person or Persons making such offer, proposal, inquiry or contact and shall keep Parent fully informed on a current basis of the status and details of any such offer or proposal and of any modifications to the terms thereof; provided, however, that this provision shall not in any way be deemed to limit the obligations of the Company and its Representatives set forth in Section 4.2(a).

ARTICLE V

ADDITIONAL AGREEMENTS

5.1     Stockholder Approval.  Within twenty-four (24) hours of the execution of this Agreement, the Company shall have obtained and delivered a Stockholder Written Consent executed by holders of at least ninety percent (90%) of the outstanding shares of Company Capital Stock (determined on an as-converted, as-exercised, Company Common Stock-equivalent basis), setting forth the irrevocable approval of the Merger, this Agreement and the transactions contemplated hereby by the Requisite Stockholder Vote, which shall also include and constitute the irrevocable approval by the Company Stockholders of: (i) the escrow and indemnification obligations of the Company Stockholders set forth in Section 1.18 and Article VII hereof and the deposit of cash equal to the Escrow Amounts into the Escrow Funds and (ii) the appointment of the Stockholder Agent.

5.2     Information Statement.

(a)     The Company shall promptly, but in no event later than seven (7) Business Days following the date hereof:

(i)     Deliver notice to the Company Stockholders of the approval by the Company Board and Company Stockholders of the Merger, this Agreement and the transactions contemplated hereby, pursuant to and in accordance with applicable Law and the Company’s Charter Documents and the Shareholder Agreements; and

(ii)     Provide to each Company Stockholder an information statement including information regarding the Company, the terms of the Merger and this Agreement and the unanimous recommendation of the Company Board in favor of the Merger, this Agreement and the transactions contemplated hereby, for approval and adoption by written consent pursuant to the Stockholder Written Consent, if required by applicable Law or the Company’s Charter Documents or the Shareholder Agreements, together with the notice of appraisal rights required pursuant to the DGCL and dissenter’s rights pursuant to the CCC to Company Holders who may elect dissenters’ rights or appraisal rights under such laws (as amended or supplemented, the “Information Statement”).  The Information Statement shall not contain any statement which, at such time, to the Company’s knowledge, is false or misleading, or omit to state any material fact necessary in order to make the statements made therein not false or misleading.

(b)     Any materials to be submitted to the Company Stockholders in connection with the solicitation of their approval of the Merger and this Agreement, including any amendments or supplements to the Information Statement (the “Soliciting Materials”), shall be subject to the reasonable review and approval which approval shall not be unreasonably withheld, conditioned or delayed, by Parent and shall include information regarding the Company, the terms of the Merger and this Agreement, and the unanimous recommendation of the Company Board in favor of the Merger, this Agreement and the transactions contemplated hereby.  Anything to the contrary contained herein notwithstanding, the Company shall not include in the Soliciting Materials any information with respect to Parent or its affiliates or associates, the form and content of which shall not have been consented to in writing (email pursuant to Section 9.1 being sufficient) by Parent prior to such inclusion, which consent shall not be unreasonably withheld, conditioned or delayed.  The Company will promptly advise Parent in writing (email pursuant to Section 9.1 being sufficient) if at any time prior to the Closing the Company shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Soliciting Materials in order to make statements contained or incorporated by reference therein not misleading or to comply with applicable Law.  Parent will promptly advise the Company in writing (email pursuant to Section 9.1 being sufficient) if at any time prior to the Closing Parent shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the information regarding Parent or Merger Sub provided in writing (email pursuant to Section 9.1 being sufficient) by Parent or Merger Sub to the Company for the express purpose of including in any documents mailed, delivered or otherwise furnished to stockholders by the Company in connection with the solicitation of their consent to this Agreement and the Merger in order to make statements contained or incorporated by reference therein not misleading or to comply with applicable Law.

(c)     The Company Board shall not alter, modify, change or revoke its unanimous approval of the Merger, this Agreement and the transactions contemplated hereby, and its unanimous recommendation to the Company Stockholders to vote in favor of the Merger, this Agreement and the transactions contemplated hereby.

5.3     Access to Information.  Between the date of this Agreement and the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.1, upon reasonable notice and subject to such limitations as are imposed by applicable Antitrust Laws (if any), the Company shall (a) give Parent and its Representatives reasonable access to all buildings, offices, and other facilities and to all Books and Records of the Company, whether located on the premises of the Company or at another location, to the extent Parent believes it is necessary or advisable to familiarize itself with such properties and other matters, (b) permit Parent to make such inspections as Parent may reasonably require, (c) cause its officers to furnish Parent such financial, operating, technical and product data and other information with respect to the business and Assets and Properties of the Company and each Company Subsidiary as Parent from time to time may reasonably request, including financial statements and schedules, (d) allow Parent the opportunity to interview such employees and other personnel of the Company and each Company Subsidiary and (e) assist and cooperate with Parent in the development of integration plans for implementation by Parent and the Surviving Corporation following the Effective Time; provided, however, that such access shall not unreasonably disrupt the operations of the Company and shall be subject to reasonable advanced notice and conducted during normal work hours.  Prior to the Effective Time, materials furnished to Parent pursuant to this Section 5.3 may be used by Parent for strategic and integration planning purposes relating to accomplishing the transactions contemplated hereby and shall be subject to the Confidentiality Agreement.

5.4     Disclosure.

(a)     The parties acknowledge that Parent and the Company have previously executed a non-disclosure agreement dated July 22, 2015 (the “Confidentiality Agreement”), the provisions of which shall continue in full force and effect until the Effective Time, notwithstanding Section 10 thereof.

(b)     Except as required for the solicitation of the stockholders contemplated by (and in accordance with) Sections 5.1 and 5.2 and announcements to and discussions with employees of the Company and any Company Subsidiary reasonably required in furtherance of the Merger and the performance of the parties’ obligations pursuant to this Agreement and the Ancillary Agreements, and except as otherwise required by applicable Law (including federal and state securities Laws) in which case the Company shall provide notice to Parent reasonably in advance of such disclosure, the Company shall not issue or cause the publication of any press release or other public announcement or disclosure to any third party of the existence or any subject matter relating to, or terms or conditions of, the Merger or this Agreement unless approved by Parent prior to release, announcement or disclosure (such approval not to be unreasonably conditioned, withheld or delayed).  The parties agree that an initial press release to be issued with respect to the transactions contemplated by this Agreement shall be mutually agreeable between Parent and the Company.

5.5     Expenses.  Except as otherwise provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all fees and expenses incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, including all legal, accounting, financial advisory or other investment banking, broker, finder, consulting and all other fees and expenses of third parties, shall be the obligation of the respective party incurring such fees and expenses, all of which, if incurred by the Company or any Company Subsidiary, shall be deemed Company Transaction Expenses.  Notwithstanding the foregoing, (a) all filing fees payable under, or pursuant to, the HSR Act and other applicable Antitrust Laws with respect to the transactions contemplated hereby shall be borne by Parent and (b) $40,000 of the fees and expenses payable by the Company to KPMG shall be borne by Parent.

5.6     FIRPTA Compliance.  On or prior to the Closing Date, the Company shall provide Parent with a properly executed Foreign Investment and Real Property Tax Act of 1980 notification letter (the “FIRPTA Certificate”), which states that the shares of the Company and the Company Options do not constitute “United States real property interests” under Section 897(c) of the Code, for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3), in the form attached hereto as Exhibit F.  In addition, simultaneously with delivery of such FIRPTA Certificate, the Company shall have provided to Parent a form of notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), properly executed and in the form attached hereto as Exhibit G, along with written authorization for Parent to deliver such notice form to the IRS on behalf of the Company upon the Closing (the “FIRPTA Notice”).   If the Company fails to deliver the FIRPTA Certificate or

the FIRPTA Notice, Parent shall waive this condition and withhold and remit appropriate amounts as required under applicable Law.

5.7     Approvals.

(a)     Subject to the terms and conditions of this Agreement, each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to use its reasonable best efforts to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law to consummate the transactions contemplated by this Agreement.  Each party hereto agrees to make (or cause to be made) as promptly as practicable any required filings pursuant to the HSR Act and other applicable Antitrust Laws with respect to the transactions contemplated hereby.  In connection with the foregoing, Parent, Merger Sub and the Company shall, as soon as reasonably practicable, and in no event later than two (2) Business Days following the date hereof, file with the United States Federal Trade Commission and the Antitrust Division of the Department of Justice the notification and report form required under the HSR Act with respect to the transactions contemplated by this Agreement and therein shall request early termination of the waiting period required under the HSR Act.  Each party shall supply as promptly as practicable any additional information and documentary material that may be requested pursuant to any Antitrust Laws and use its reasonable best efforts to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under such Antitrust Laws as soon as practicable.

(b)     Each of Parent, on the one hand, and the Company, on the other hand, shall, in connection with the reasonable best efforts referenced in Section 5.7(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement pursuant to applicable Antitrust Laws, (i) reasonably cooperate with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party and/or its counsel informed of any communication received by such party from any Governmental or Regulatory Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) subject to applicable Laws relating to the exchange of information and the preservation of any applicable attorney-client privilege and/or work-product doctrine, permit the other party and/or its counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with any such Governmental or Regulatory Authority or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by such Governmental or Regulatory Authority or other Person, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences.

(c)     Notwithstanding anything herein to the contrary, in no event shall Parent be required to divest, license, hold, separate, take any other similar actions, agree to any undertakings or to take or agree to take any other action or agree to any other limitation or restriction, or agree to be subject to any other contractual limitations or restraints with respect to Parent’s current business operations, that, in any case, would materially and adversely impair (x) the overall benefits expected to be realized from its acquisition of the Company or (y) Parent’s current business operations.

5.8     Notification of Certain Matters.  The Company shall give notice to Parent as promptly as practicable of (a) any event which would reasonably be expected to have a Company Material Adverse Effect; (b) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is reasonably likely to cause any representation or warranty of the Company in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (c) any failure of the Company to comply with or satisfy any covenant hereunder, in the case of (b) and (c), solely to the extent that such occurrence, non-occurrence or failure to comply would reasonably be expected to cause the conditions set forth in Article VI not to be satisfied.  Parent shall give notice to the Company as promptly as practicable of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of Parent in this Agreement to be untrue or inaccurate at or prior to the Effective Time and (ii) any failure of Parent to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.  In no event shall the delivery of any notice pursuant to this Section 5.8 limit or otherwise affect any remedies available to the party receiving such notice, including with respect to all remedies contemplated by Article VII.  No notification made pursuant to this Section 5.8 shall have the effect of satisfying any condition set forth in Article VI.

5.9     Additional Documents and Further Assurances; Cooperation.  Subject to the provisions set forth in Section 5.7, Parent and the Company, at the request of the other party, shall execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary for effecting completely the consummation of this Agreement and the transactions contemplated hereby.  Each party agrees to use commercially reasonable efforts to cause the conditions set forth in Article VI to be satisfied, where the satisfaction of such conditions depends on action or forbearance from action by such party.

5.10     Third Party Consents.  Between the date hereof and the Closing, the Company shall use commercially reasonable efforts to seek to obtain (i) the consents (and deliver the applicable notices) specifically set forth on or required to be set forth on Section 2.6(a)(iii) of the Company Disclosure Schedule, and (ii) with respect to any consent arising between the date hereof and the Closing, the consents which would be required to be set forth on Section 2.6(a)(iii) of the Company Disclosure Schedule had such consent requirement been in existence as of the date hereof.

5.11     Takeover Statutes.  If any Takeover Statute becomes applicable to the transactions contemplated by this Agreement or the Ancillary Agreements, the Company Board shall grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement and the Ancillary Agreements may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate the effects of any such Takeover Statute on any of the transactions contemplated hereby.

5.12     Intellectual Property.  The Company shall give Parent prompt notice if any Person prior to the Closing Date (or the earlier valid termination of this Agreement), (a)(i) commenced, or shall have provided written notice to Parent, the Company or any of its directors, officers or principal shareholders that it intends to commence, an Action or Proceeding alleging that, or (ii) shall have provided written notice to the Company or any of its directors, officers or principal shareholders alleging that, in each case (x) any of the Intellectual Property presently embodied, or proposed to be embodied, in any of the Company Products or utilized in the Company’s business infringes, dilutes, misappropriates or otherwise violates the Intellectual Property of such Person, (y) any such Intellectual Property is available for licensing from a putative or potential licensor providing the notice, or (z) otherwise alleges that the Company does not own or have the right to exploit such Intellectual Property or Company Products.  Between the date of this Agreement and the Effective Time (or the earlier valid termination of this Agreement), the Company shall take commercially reasonable actions (A) to maintain, perfect, preserve or renew the Intellectual Property required to be set forth in Section 2.19(a) of the Company Disclosure Schedule (including any such Intellectual Property created or acquired between the Effective Time and the Closing Date), including the payment of any registration, maintenance, renewal fees, annuity fees and Taxes or the filing of any documents applications or certificates related thereto, and (B) to promptly respond and prepare to respond to all requests, related to any such Intellectual Property, received from any Governmental Authority.

5.13     Indemnification and Insurance.

(a)     For a period of six (6) years after the Closing, Parent, solely in its capacity as a stockholder, shall direct the Surviving Corporation, to the extent provided under the Company’s Charter Documents or those indemnification agreements with the members of the Company Board as set forth on Schedule 5.13(a), to indemnify the current or former directors and officers of the Company currently indemnified under the Charter Documents of the Company (collectively, the “Covered Persons”) against all Losses arising from any Action or Proceeding based in whole or in part on or arising in whole or in part out of the fact that such Person is or was an officer or director of the Company, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Closing, whether asserted or claimed prior to, or at or after, the Closing (excluding matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) to the same extent that such Persons are indemnified as of the date hereof by the Company.  For a period of six (6) years following the Closing, the Charter Documents of the Company will contain provisions with respect to exculpation and indemnification of Covered Persons with respect to periods ending on or before the Closing Date that are at least as favorable to the Covered Persons as those contained in the Charter Documents of the Company, or in the event that the Company is merged or consolidated with Parent or an Affiliate of Parent, the Charter Documents of Parent (with respect to current or former directors and officers), in each case, as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of the Covered Persons thereunder.

(b)     Prior to the Closing, the Company shall obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from the Effective Time with at least the same coverage and amount and containing terms and conditions that are not less advantageous to the directors and officers of the Company as the Company’s existing policies with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement) (the “D&O Tail Policy”).  The Company shall bear the cost of the D&O Tail Policy, and such costs, to the extent not paid prior to the Closing, shall be included in the determination of Company Transaction Expenses.  During the term of the D&O Tail Policy, Parent shall not (and shall cause the Surviving Corporation not to) take any action following the Closing to cause the D&O Tail Policy to be cancelled or any provision therein to be amended or waived; provided, that neither Parent, the Surviving Corporation nor any Affiliate thereof shall be obligated to pay any premiums or other amounts in respect of such D&O Tail Policy.  Any amounts payable under this Section 5.13(b) shall be Company Transaction Expenses, net of any recovery under the D&O Tail Policy (and the costs of securing such recovery).

5.14     Tax Matters.

(a)     Filing of Pre-Closing Tax Returns After the Closing Date.  Subject to Section 5.14(h), Parent shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns of the Company and each Company Subsidiary for a Pre-Closing Tax Period that are required to be filed after the Closing Date.  Parent shall prepare such Tax Returns in a manner consistent with applicable past practice to the extent permitted by Applicable Law, shall deliver such Tax Returns at least fourteen (14) days prior to the due date (taking into account any extension) for the filing of such Tax Returns to Stockholder Agent for its review and comment, and shall incorporate all of the Stockholder Agent’s reasonable comments.

(b)     Filing of Straddle Period Tax Returns.  Subject to Section 5.14(h), Parent shall prepare and timely file, or cause to be prepared and timely filed, any Tax Return of the Company and each Company Subsidiary for a Straddle Period.  Parent shall prepare such Tax Returns in a manner consistent with applicable past practice to the extent permitted by applicable Law and shall deliver such Tax Returns at least fourteen (14) days prior to the due date (taking into account any extension) for the filing of such Tax Return to Stockholder Agent for its review and comment and shall incorporate all of the Stockholder Agent’s reasonable comments.

(c)     Allocation of Straddle Period Taxes.  With respect to Taxes of the Company and each Company Subsidiary relating to a Straddle Period, Company Holders shall be severally and not jointly liable for the amount of such Taxes allocable to the portion of the Straddle Period that is deemed to end on the close of business, Eastern Time, on the Closing Date.  For purposes of the preceding sentence, in the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax that relates to the portion of such Tax period ending on the Closing Date shall (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in the entire Tax period, and (ii) in the case of any Tax based upon or related to income or receipts, be deemed equal to the amount which would by payable if the relevant Tax period ended on the Closing Date.

(d)     Cooperation.  Company Holders, the Stockholder Agent and Parent shall reasonably cooperate, and shall cause their respective affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns and conducting any Tax Matter, including maintaining and making available to each other all records necessary in connection with Taxes and in resolving all disputes and audits with respect to all taxable periods relating to Taxes.

(e)     Tax Contests.

(i)     Parent, on the one hand, and Stockholder Agent and Company Holders, on the other hand, shall promptly notify each other upon receipt by such party of written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes relating to a Pre-Closing Tax Period or a Straddle Period for which Company Holders may be liable under this Agreement (any such inquiry, claim, assessment, audit or similar event, a “Tax Matter”).

(ii)     Parent shall have control of the conduct of all Tax Matters.   The Stockholder Agent may fully participate at its own expense (on behalf of the Company Holders) with respect to any Tax Matter, Parent shall keep the Stockholder Agent informed of all material developments on a timely basis and Parent shall not resolve such Tax Matter in a manner that could reasonably be expected to have an adverse impact (except for any de minimis amounts) on the indemnifying parties’ indemnification obligations under this Agreement without the Stockholder Agent’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

(iii)     In the event of any conflict or overlap between the provisions of this Section 5.14(e) and Article VII, the provisions of this Section 5.14(e) shall govern.

(f)     Transfer Tax Returns.  Parent, on the one hand, and Stockholder Agent and Company Holders, on the other hand, shall cooperate in the preparation and filing of any Tax Returns with respect to Transfer Taxes, and join in the execution of any such Tax Returns or other documentation, as applicable. Any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared and filed by the party primarily or customarily responsible under applicable Law for filing such Tax Returns, and such party will use its reasonable best efforts to provide such Tax Returns to the other party for review and comments at least ten (10) Business Days prior to the date such Tax Returns are due to be filed.  The costs of preparing and filing such returns shall be borne and paid one half by the Company Holders and one half by Parent.

(g)     Any amounts payable under this Section 5.14 or Article VII shall be treated by the parties as an adjustment to the Aggregate Consideration for U.S. federal income tax purposes, unless otherwise required by applicable Law.

(h)     Post-Closing Actions.  Parent and the Surviving Company shall not amend any Tax Return of the Company with respect to a Pre-Closing Tax Period, make, change or revoke any Tax election with respect to Pre-Closing Tax Periods, initiate discussions or examinations with Tax Authorities regarding Taxes with respect to Pre-Closing Tax Periods, make any voluntary disclosures with respect to Taxes for a Pre-Closing Tax  Period, or file any Tax Returns for a Pre-Closing Tax Period in a jurisdiction within which the Company or any Company Subsidiary has not previously filed  Tax Returns, or take any similar action with respect to a Pre-Closing Tax Period after the Closing, in each case, without the prior written consent of the Stockholder Agent (not to be unreasonably withheld, conditioned or delayed), to the extent any such amendment or action would adversely affect the Company Holders;

provided, that for the avoidance of doubt, none of Parent, the Surviving Company or any of their Affiliates shall be prohibited from taking any Tax position with respect to a taxable period beginning after the Closing Date that is inconsistent with any Tax position taken by, or any Tax Return of, the Company or any Company Subsidiary with respect to a Pre-Closing Tax Period or a Straddle Period.

(i)     Tax Refunds. Any Tax refunds of the Company or any Company Subsidiary that are received by Parent or the Surviving Company and any amounts credited against any Tax of Parent or the Surviving Company, to which Parent or the Surviving Company becomes entitled that relate to a Pre-Closing Tax Period of the Company (excluding the carryback of net-operating losses from a taxable period (or portion thereof) ending after the Closing Date to a Pre-Closing Tax Period and any Tax refunds or credits reflected as an asset in the Final Statement), shall be for the account of the Company Holders in accordance with their respective Pro-Rata Portions. Parent shall, at its option, (A) promptly pay, or cause to be paid, over to the Stockholder Agent (for the account of the Company Holders) any such refunds or amounts of any such credit, net of related fees or expenses incurred by Parent or the Surviving Company in obtaining such refund or credit (with such refunds or amounts to be promptly deposited in the Stockholder Agent Fund) or (B) deposit such amounts in an escrow account, which shall (X) be maintained pursuant to terms and conditions substantially similar to those set forth in the Indemnification Escrow Agreement (but the parties shall use reasonable best efforts to minimize any fees with respect thereto), (Y) provide Parent with a source of funds for satisfaction of any unpaid claims arising under Section 7.2(a)(ix) and (Z) be released to the Company Holders pursuant to the procedures set forth in Section 7.3(c), provided, that the “Release Date” for purposes of this clause (Z) shall be the date that is thirty (30) days after the statute of limitations with respect to such Tax refund or credit expires.  To the extent any such Tax refund or credit is subsequently disallowed or reduced, Parent shall be permitted to recoup such amount, together with any interest, penalties or charges imposed thereon by an applicable Tax Authority, from the Company Holders only after the escrow account, if applicable, described in the immediately preceding sentence has been fully depleted.

5.15     Company Stock Plan.  Prior to the Effective Time and subject to the review and approval of Parent, the Company shall take any and all actions necessary to authorize and implement the transactions set forth in Section 1.8.

5.16     Termination of Certain Plans.  No later than later than two (2) Business Days prior to the Closing Date, the Company shall provide Parent with executed resolutions of the Company Board authorizing the termination of the Company Stock Plan, effective as of the Effective Time.  The form and substance of such resolutions shall be subject to the review and approval of Parent.

5.17     280G Approval.

(a)     Promptly following the execution of this Agreement, and no later than seven (7) Business Days prior to the Closing Date, the Company shall provide Parent with an updated report (x) setting forth its calculations performed in accordance with Section 280G of the Code with respect to each service provider of the Company who is a “disqualified individual” (as defined in Section 280G(c) of the Code), including all worksheets relating to the calculations, and (y) which identifies any potential payments which would be treated as “excess parachute payments” (as defined in Section 280G(b) of the Code) with respect to each such individual as of such date.

(b)     Promptly following the execution of this Agreement, with respect to each service provider of the Company who is a “disqualified individual” (as defined in Section 280G(c) of the Code), the Company will use its best efforts to seek to have any such individual waive any payments or economic benefit that such individual is entitled in connection with the transactions contemplated hereby that could constitute an “excess parachute payment” (as defined in Section 280G(b) of the Code) with respect to such individual.  The Company shall, no later than five (5) Business Days prior to the Closing Date, submit to the holders of Company Capital Stock for approval (in a manner satisfactory to Parent), by such number of holders of Company Capital Stock as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by the Company and shall be subject to reasonable review and approval by Parent) that were waived pursuant to the first sentence of this Section 5.17(b), such that, if approved, such payments and benefits shall not be deemed to be subject to the penalties of Section 280G of the Code, and prior to the Closing, the Company shall deliver to Parent notification and evidence satisfactory to Parent that (i) a vote of the holders of Company Capital Stock was solicited in conformance with Section 280G and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments or benefits that were subject to the stockholder vote (the “280G Stockholder Approval”), or (ii) that the 280G Stockholder Approval was not obtained and as a consequence, that such payments or benefits shall not be made or provided to the extent they would cause such amounts to constitute Section 280G Payments, pursuant to waivers of those payments or benefits, which were executed by the disqualified individuals prior to the vote of the holders of Company Capital Stock pursuant to this Section 5.17(b).

5.18     Employee Matters.

(a)     For a period commencing upon the Closing Date and ending on the earlier of (x) December 31 of the year in which the Closing Date occurs and (y) the date that is three (3) months following the Closing Date, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, provide each employee of the Company or any Company Subsidiary who is employed by the Company or any Company Subsidiary immediately prior to the Closing Date (each a “Continuing Employee”) with a base salary or hourly wage rate and incentive opportunities (other than with respect to any equity or equity-based incentive opportunities) that are substantially similar in the aggregate to those applicable to each such Continuing Employee immediately prior to the Closing Date.

(b)     Parent shall, or shall cause the Surviving Corporation or Parent’s or the Surviving Corporation’s Subsidiaries, as applicable, to provide each Continuing Employee with full credit for such Continuing Employee’s service with the Company or any Company Subsidiary for purposes of eligibility, vesting, benefit accruals and determination of the level of benefits (including, for purposes of vacation, severance and retirement benefits, but not for purpose of benefit accruals under a defined benefit pension plan) under any benefit plan sponsored or maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries in which such Continuing Employee is eligible to participate on or following the Closing Date (each, a “Parent Plan”) to the same extent recognized by the Company or any Company Subsidiary immediately prior to the Closing Date; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits.  In addition, Parent shall take such actions as are contemplated in Schedule 5.18(b).

(c)     Parent shall, or shall cause the Surviving Corporation or Parent’s or the Surviving Corporation’s Subsidiaries, as applicable, to use commercially reasonable efforts to (i) waive any preexisting condition limitations otherwise applicable to Continuing Employees and their eligible dependents under any Parent Plan that provides health benefits in which Continuing Employees may be eligible to participate following the Closing Date, other than any limitations that were in effect with respect to such employees as of the Closing Date under the analogous Plan, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Continuing Employees and their eligible dependents under the health plans in which they participated immediately prior to the Closing Date during the portion of the calendar year prior to the Closing Date in satisfying any deductibles, co-payments or out-of-pocket maximums under Parent Plans that are health plans in which they are eligible to participate after the Closing Date in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible dependents on or after the Closing Date, in each case to the extent such Continuing Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Plan prior to the Closing Date.

(d)     Notwithstanding anything to the contrary contained herein, no provision of this Agreement is intended to, or does, require the Parent to keep any Person employed for any period of time or constitute the establishment or adoption of, or amendment to, any Plan.  The provisions of this Section 5.18 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 5.18, express or implied, shall confer upon any employee of the Company or any Company Subsidiary, or legal representative or beneficiary thereof or any other Person, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement or a right in any employee or beneficiary of such employee or other Person under a Plan that such employee or beneficiary or other Person would not otherwise have under the terms of that Plan.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1     Conditions to Obligations of Each Party to Effect the Merger.  The respective obligations of Parent and the Company to effect the Closing and consummate the Merger and the other transactions that are to occur at or after the Effective Time pursuant to this Agreement shall be subject to the satisfaction or written waiver at or prior to the Closing of the conditions set forth in this Section 6.1:

(a)     Governmental and Regulatory Approvals.  All Governmental or Regulatory Authority Approvals set forth on Schedule 6.1(a) shall have been obtained and shall be in full force and effect, and any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(b)     No Injunctions or Regulatory Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or other legal or regulatory Order, restraint or prohibition of any Governmental or Regulatory Authority that seeks to enjoin (temporarily or permanently) or otherwise prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement or any of the Ancillary Agreements shall be in effect; nor shall there be any Law enacted, entered, enforced or deemed applicable to the Merger or any of the other transactions contemplated by this Agreement or any of the Ancillary Agreements that would prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement or any of the Ancillary Agreements or that would permit consummation of the Merger or such transactions only if divestitures were made or if Parent, the Surviving Corporation or the Company were to agree to limitations on its business activities or operations.

(c)     Stockholder Approval.  This Agreement, the Certificate of Merger and the Merger shall have been approved by the Requisite Stockholder Vote.

6.2     Additional Conditions to Obligations of the Company.  The obligations of the Company to effect the Closing and consummate the Merger and the other transactions that are to occur at or after the Effective Time pursuant to this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the conditions set forth in this Section 6.2, any of which may be waived, in writing, exclusively by the Company in its sole and absolute discretion:

(a)     Representations and Warranties.  The representations and warranties of Parent contained in this Agreement shall each be true and correct in all material respects (it being understood that for purposes of determining the accuracy of such representations and warranties, all “material,” “in all material respects,” or similar qualifications contained in such representations and warranties shall be disregarded) as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than, in each case, representations and warranties which by their express terms are made solely as of a specified earlier date, which shall be true and correct in all material respects (it being understood that for purposes of determining the accuracy of such representations and warranties, all “material,” “in all material respects,” or similar qualifications contained in such representations and warranties shall be disregarded) as of such specified earlier date).

(b)     Performance.  Parent shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Parent at or before the Closing.

(c)     Officer’s Certificate.  Parent shall have delivered to the Company a certificate, dated the Closing Date, in substantially the form attached hereto as Exhibit H executed by a duly authorized officer of Parent, to the effect that the conditions in Sections 6.2(a), and (b) have been satisfied.

(d)     Ancillary Agreements.  Parent and Merger Sub shall have each executed and delivered each of the Ancillary Agreements to which Parent or Merger Sub, respectively, is a party and assuming the due execution and delivery of such agreements by the other parties thereto, such agreements shall be in full force and effect with respect to Parent and Merger Sub, as applicable.

6.3     Additional Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Closing and to consummate the Merger and the other transactions to occur at or after the Effective Time pursuant to this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the conditions set forth in this Section 6.3, any of which may be waived, in writing, exclusively by Parent in its sole and absolute discretion:

(a)     Representations and Warranties.  (i) The Fundamental Representations shall each be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than, in each case, such Fundamental Representations which by their express terms are made solely as of a specified earlier date, which shall be true and correct in all respects as of such specified earlier date); and (ii) the representations and warranties of the Company contained in this Agreement (other than the Fundamental Representations) shall each be true and correct in all material respects (it being understood that for purposes of determining the accuracy of such representations and warranties, all “material,” “in all material respects,” or “Company Material Adverse Effect” or similar qualifications contained in such representations and warranties shall be disregarded) as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than, in each case, representations and warranties which by their express terms are made solely as of a specified earlier date, which shall be true and correct in all material respects (it being understood that for purposes of determining the accuracy of such representations and warranties, “material,” “in all material respects,” or “Company Material Adverse Effect,” or similar qualifications contained in such representations and warranties shall be disregarded) as of such specified earlier date).

(b)     Performance.  The Company shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement and the Ancillary Agreements to be so performed or complied with by the Company on or before the Closing.

(c)     No Company Material Adverse Effect.  No Company Material Adverse Effect shall have occurred and be continuing.

(d)     Officer’s Certificate.  Parent shall have received a certificate, dated as of the Closing Date, in substantially the form attached hereto as Exhibit I, executed on behalf of the Company by a duly authorized officer of the Company, to the effect that the conditions set forth in Section 6.3(a), (b) and (c) have been satisfied.

(e)     Legal Proceedings.

(i)     No Governmental or Regulatory Authority shall have commenced, or notified either Parent or the Company or any of their respective Representatives that such Governmental or Regulatory Authority intends to commence, proceedings to restrain, prohibit, condition, rescind or take any substantially similar action with respect to the Merger or any of the other transactions that are contemplated by this Agreement nor any of the Ancillary Agreements, unless such Governmental or Regulatory Authority shall have withdrawn such notice and abandoned all such proceedings.

(ii)     Except as set forth in Section 2.12(a) of the Company Disclosure Schedule, there shall be no action, suit, claim, order, injunction or proceeding of any nature pending, or overtly threatened, against Parent or the Company, their respective properties or any of their respective officers or directors seeking or otherwise likely to enjoin or prevent the consummation of the Closing or any of the transactions contemplated by this Agreement or the Ancillary Agreements.  There shall be no material adverse change in any of the matters set forth in Section 2.12(a) of the Company Disclosure Schedule.

(iii)    No Person (i) shall have commenced, or shall have provided written notice to Parent, the Company or any of their respective directors, officers or principal shareholders that it intends to commence, a Claim alleging that, or (ii) shall have provided written notice to Parent, the Company or any of their respective directors, officers or principal shareholders alleging that, in each case (x) any of the Company-Owned Technology, Company Products or conduct of the Company’s businesses infringes or otherwise violates the Intellectual Property rights of such Person, (y) any Intellectual Property rights are available for licensing from a putative or potential licensor providing the notice, or (z) otherwise alleges that the Company does not own or have the right to exploit any Company-Owned Intellectual Property or Company Products.

(f)     Delivery of Agreements.

(i)     Stockholder Written Consents relating to the approval and adoption of this Agreement and the Merger shall have been duly executed and delivered to Parent by such Company Stockholders to constitute the Requisite Stockholder Vote, and each such Stockholder Written Consent shall be in full force and effect.

(ii)     Each of the Key Employees shall have executed and delivered to Parent a Non-Competition and Non-Solicitation Agreement.

(iii)    The Escrow Agent and the Stockholder Agent shall have executed and delivered the Indemnification Escrow Agreement substantially in the form of Exhibit J.

(iv)    The Escrow Agent and the Stockholder Agent shall have executed and delivered the Adjustment Escrow Agreement substantially in the form of Exhibit K.

(v)     Each party to each other Ancillary Agreement (other than Parent and Merger Sub) shall have executed and delivered each of the Ancillary Agreements to which he, she, or it is a party.

(g)     Employees.  All of the Identified Employees, and more than fifty (50%) of the Designated Company Employees (i) shall continue to be employed by the Company at the Closing and (ii) shall not have given notice that such employee does not intend to be employed by Parent (or the Surviving Corporation or any of their respective Subsidiaries) immediately after the Closing.

(h)     Limitation on Dissent.  Holders of more than ninety percent (90%) of the outstanding shares of Company Capital Stock (determined on an as-converted, as-exercised, Company Common Stock-equivalent basis), shall not have exercised (or purported to have exercised), shall not have any continued right to exercise, and shall deliver irrevocable undertakings not to exercise (which undertakings shall be in full force and effect), appraisal, dissenters’ or similar rights under any applicable Law with respect to their shares by virtue of the Merger, or shall have otherwise executed a stockholder written consent approving the transactions contemplated by this Agreement.

(i)     Company Stock Plan.  Prior to the Effective Time and subject to the review and approval of Parent, the Company shall take any and all actions necessary to authorize and implement the transactions set forth in Section 1.8.

(j)     Termination of Certain Plans.  The Company shall have terminated the Company Stock Plan effective as of the Effective Time in accordance with Section 5.16, and Parent shall have received from the Company evidence satisfactory to Parent that the Company Stock Plan has been terminated.

(k)     Closing Payment Certificate.  The Company shall have delivered to Parent the Closing Payment Certificate in accordance with Section 1.10, including the Final Allocation Certificate.

(l)     Section 280G Payments.  The Company shall have delivered to Parent the notification and evidence required by Section 5.17(b).

(m)     Payoff Letters.  Each of the Company’s advisors to whom Company Transaction Expenses are payable shall have delivered to Parent a letter stating that no additional fees or expenses are or will become payable to them by the Company for services rendered or expenses incurred prior to the Effective Time other than the amounts set forth in the Closing Payment Certificate.  Parent shall have received payoff letters (in written form reasonably satisfactory to Parent) evidencing the payments required to fully payoff and discharge the remainder of the Closing Indebtedness (other than Company Bonuses).  The amounts of the required payments set forth in the payoff letters shall be consistent with the amounts set forth in the Closing Payment Certificate.

(n)     Merger Support Agreement.  The Company shall have obtained and delivered to Parent the Merger Support Agreement substantially in the form of Exhibit C from Company Holders holding Company Capital Stock and Company Warrants representing holders of at least ninety percent (90%) of the outstanding shares of Company Capital Stock (determined on an as-converted, as-exercised, Company Common Stock-equivalent basis).

(o)     Resignations.  Each director and officer of the Company and each Company Subsidiary shall deliver to Parent his or her resignation from such position effective immediately upon the Effective Time.

(p)     FIRPTA Certificate and Notice.  The Company shall have provided Parent with the properly executed FIRPTA Certificate and FIRPTA Notice pursuant to Section 5.6.

(q)     Third Party Approvals.  The Company shall have obtained, in a form reasonably satisfactory to Parent, the third party approvals listed on Schedule 6.3(q).

ARTICLE VII

SURVIVAL OF REPRESENTATIONS, WARRANTIES, COVENANTS AND
AGREEMENTS; INDEMNIFICATION

7.1     Survival of Representations, Warranties, Covenants and Agreements.   Subject to the limitations and other provisions of this Agreement, (a) all of the representations and warranties of the Company and Parent contained in this Agreement, the Ancillary Agreements and the certificates and instruments delivered in connection herewith or therewith shall survive the Merger and continue until 11:59 p.m. Eastern time on the day which is fifteen (15) months after the date on which the Effective Time occurs (the “Expiration Date”); provided, however, that (i) the Fundamental Representations shall survive until thirty (30) days following the expiration of the applicable statute of limitations (including any waivers or extensions thereof); (ii) the representations and warranties set forth in Section 2.19 (Intellectual Property Rights) shall survive until 11:59 p.m. Eastern time on the day which is thirty (30) months after the date on which the Effective Time occurs and (iii) the representations and warranties set forth in Section 2.11 (Taxes) shall survive until thirty (30) days following the expiration of the applicable statute of limitations (including any waivers or extensions thereof); (b) the covenants and agreements of the Company and  Parent contained in this Agreement that are required to be wholly performed by the Company or Parent prior to the Closing shall survive the Closing, solely for the purposes of Section 7.2(a)(ii), and continue until the Expiration Date; (c) the covenants and agreements of the Company or Parent contained in this Agreement (other than such covenants and agreements set forth in clause (b) above) shall survive the Closing in accordance with their respective terms or, if no time period is set forth in such terms, indefinitely; and (d) the obligations of the Company Holders pursuant to Sections 7.2(a)(iv)-(x) shall survive until sixty (60) days after the expiration of the applicable statute of limitations; provided, however, that notwithstanding the limitations set forth in the foregoing clauses (a)-(d), any claim made pursuant to Section 7.2(a)(iii) shall survive indefinitely.  Notwithstanding the foregoing, any claims under this Article VII which are timely asserted prior to the expiration of the applicable survival period described above shall not thereafter be barred by the expiration of the relevant representation or warranty or covenant or agreement, as the case may be, and such claims shall survive until finally resolved.

7.2     Indemnification by the Company Holders.

(a)     Obligation.  Each Company Holder agrees, subject to the limitations in this Article VII, severally and not jointly (according to their Pro-Rata Portion), to indemnify Parent, Merger Sub and their Affiliates (including the Surviving Corporation) and each of their respective Representatives, successors and assigns (collectively, the “Parent Indemnitees”) and hold each of them harmless from and against and pay on behalf of or reimburse any such Parent Indemnitees in respect of the entirety of any Loss which such Parent Indemnitees suffer, sustain, or becomes subject to, either directly or indirectly, as a result of, arising out of, relating to or in connection with:

(i)     any breach of or inaccuracy in any representation or warranty (other than representations or warranties in Section 2.11 (Taxes)) made by the Company in this Agreement (a “Representation Claim”) including any breach of or inaccuracy in any representation or warranty made by the Company in Section 2.19 (an “IP Claim”);

(ii)     any breach or violation of any covenant or agreement of the Company contained in this Agreement (a “Covenant Claim”);

(iii)     any (x) fraud or willful misconduct and (y) any Knowing and Intentional Breach of any provision of this Agreement or any Ancillary Agreements, to the extent committed as of or prior to the Closing, by or on behalf of the Company or any Company Subsidiary (each of the foregoing (x) and (y), a “Fraud Claim”);

(iv)     any amount of the Net Adjustment Amount that is in excess of the Adjustment Escrow Amount as determined pursuant to Section 1.18 and as specifically contemplated by Section 1.18(h)(ii)(A);

(v)     any matter referred to on Schedule 7.2(a)(v);

(vi)     any errors, misstatements, inaccuracies, contained in, or omissions from, the Final Allocation Certificate, and any Closing Indebtedness not accurately and completely reflected therein or otherwise not deducted from the Aggregate Consideration; provided that the Company Holders shall not be liable under this Section 7.2(a)(vi) for any Losses relating to any matter to the extent that Parent has otherwise already been compensated for such matter pursuant to Section 1.18;

(vii)     any claim relating to the Stockholder Agent Fund;

(viii)     any amount paid or required to be paid by Parent, the Company or the Surviving Corporation to any Person who holds Dissenting Shares that is in excess of the portion of the Aggregate Consideration that would have been payable with respect to such shares had such shares not been Dissenting Shares;

(ix)     without duplication and to the extent not reflected as Closing Indebtedness in the Final Statement, (A) any Taxes of the Company or any Company Subsidiary with respect to any Pre-Closing Tax Period or any Straddle Period, to the extent allocable (as determined pursuant to the last sentence of Section 5.14(c)) to the portion of such period beginning before and ending on the Closing Date, (B) any Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company or any Company

Subsidiary (or any predecessor of the foregoing) is or was a member on or prior to the Closing Date (including pursuant to Treasury Regulations Section 1.1502-6), (C) Taxes of any other Person as a transferee or successor, by contract or pursuant to any law for any Pre-Closing Tax Period, (D) a breach of any representation or warranty in Section 2.11 (disregarding for these purposes any qualification for, or exception for, or reference to, materiality set forth therein) (E) a breach by the Company Holders or the failure by the Company Holders to perform (or cause to have performed) any of the covenants contained in Section 5.14, (F) Transfer Taxes for which the Company Holders are responsible pursuant to Section 1.15 or (G) any Tax refund or credit actually paid to the Company Holders or placed in an escrow account pursuant to Section 5.14(i) that is subsequently disallowed or reduced (collectively, the “Pre-Closing Tax Indemnity”); or

(x)     Actions or Proceedings pending or, to the knowledge of the Company, threatened by, or on behalf of, any current or former officer or director of the Company in respect of their capacity as an officer or director of the Company or relating to events or conduct occurring at or prior to the Closing.

(b)     Limitations.  The indemnification obligations under this Agreement are subject to the following limitations:

(i)     No Company Holder shall be obligated to indemnify any Parent Indemnitee for any claim (or series of related claims arising from substantially the same or related underlying facts, events or circumstances) for indemnification pursuant to a Representation Claim unless and until the aggregate amount of all Losses equal or exceed Six Hundred Thousand Dollars ($600,000) (the “Threshold”), at which time the Parent Indemnitees shall be entitled to receive (subject to the other provisions set forth in this Article VII) the full amount of all Losses from and including the first dollar of all such Losses;

(ii)     No Company Holder shall be obligated to indemnify any Parent Indemnitee for any claim (or series of related claims arising from substantially the same or related underlying facts, events or circumstances) for indemnification pursuant to a Representation Claim unless and until such claim (or series of related claims arising from substantially the same or related underlying facts, events or circumstances) involves Losses in excess, individually or in the aggregate with respect to multiple breaches of the same representation and warranty, Fifty Thousand Dollars ($50,000) (the “De Minimis Amount”);

(iii)    Subject to Section 7.2(c), the Threshold and De Minimis Amount shall not apply to Losses arising from (x) a breach of a Fundamental Representation or (y) any claims other than Representation Claims (for clarity, the obligations set forth in Section 7.2(a)(ii) through (x) inclusive are not subject to the Threshold or De Minimis Amount);

(iv)    Subject to Section 7.2(c), each Company Holder, in its capacity as such, shall not have any liability pursuant to a Representation Claim, in the aggregate, in excess of such Company Holder’s Indemnification Escrow Contribution, and with respect to any such recovery of Losses therefrom, the Indemnification Escrow Fund shall be the sole and exclusive recourse, except for a Representation Claim regarding (x) any Fundamental Representation, in which case the limit on each Company Holder’s liability shall be such Company Holder’s Pro-Rata Portion of the Aggregate Consideration, or (y) any IP Claim, in

which case the limit on each Company Holder’s liability shall be such Company Holder’s Pro-Rata Portion of Thirty Million Dollars ($30,000,000) which shall not be limited to the Indemnification Escrow Fund (for the avoidance of doubt, each Company Holder’s obligations in respect of the Pre-Closing Tax Indemnity shall not be limited to the Indemnification Escrow Fund);

(v)     Subject to Section 7.2(c), each Company Holder, in its capacity as such, shall not have any liability to the Parent Indemnitees under this Agreement, including for any Covenant Claim or any of the matters set forth in Sections 7.2(a)(iii) through (x), in excess of such Company Holder’s Pro-Rata Portion of the Aggregate Consideration;

(vi)    Nothing in this Section 7.2(b) shall limit Parent’s or the Surviving Corporation’s right to seek equitable relief (including an injunction) to enforce any rights under this Agreement;

(vii)   Each Parent Indemnitee acknowledges and agrees that, for purposes hereof, Losses shall be calculated based on the amount of Loss that remains after deducting therefrom any insurance proceeds actually received and any other third party (other than the Company Holders or the Stockholder Agent) payment actually received by a Parent Indemnitee with respect thereto and, in the event a Parent Indemnitee receives any such insurance proceeds subsequent to an indemnification payment by the Company Holders then such Parent Indemnitee shall promptly reimburse the Company Holders for any payment made or expense incurred by the Parent Indemnitee in connection with providing such indemnification payment up to the amount received by the Parent Indemnitee, net of any expenses incurred by the Parent Indemnitee in collecting such amounts;

(viii)  No Company Holder shall have any indemnification obligations pursuant to this Article VII for any Losses arising out of a breach of or inaccuracy of any representation, warranty, covenant or agreement set forth in this Agreement (and the amount of any Losses incurred in respect of such breach or inaccuracy shall not be included in the calculation of any limitations on indemnification set forth herein) relating to any matter to the extent that such matter was resolved in the determination of the Net Adjustment Amount for purposes of determining adjustments to the Aggregate Consideration, such that a Parent Indemnitee would have already been compensated for such Losses;

(ix)    Any amounts payable to any Parent Indemnitee pursuant to the indemnification obligations hereunder shall be paid without duplication, and in no event shall any party be indemnified more than once in respect of the same Losses suffered, whether or not claims may be made under different provisions of this Agreement for the same Loss; and

(c)     Notwithstanding anything in this Article VII to the contrary, in the event of any Fraud Claim, (x) the Parent Indemnitees shall have all remedies available at law or in equity (including in tort) in connection with such Fraud Claim and (y) the limitations set forth in this Section 7.2(b) shall not apply to any Fraud Claim, provided that (a) in the case of fraud, willful misconduct or Knowing and Intentional Breach by a Company Holder, there is no limit on the damages that may be obtained from such Company Holder to the extent that the damages arise from such fraud, willful misconduct or Knowing and Intentional Breach, but the other limitations set forth herein shall continue to apply with respect to all other Company Holders; and (b) in the case of fraud, willful misconduct or Knowing and Intentional Breach by the Company, there is no limit on the damages that may be obtained from the Company Holders on a several and not joint basis to the extent that the damages arise from such fraud, willful misconduct or Knowing and Intentional Breach, but the other limitations set forth herein shall continue to apply.  Notwithstanding any other provisions in this Section 7.2 or any other provisions in this Agreement, for the purposes of determining the existence of a breach of this Agreement or calculating the amount of any Losses attributable thereto, any qualifications to the representations, warranties, covenants and agreements with respect to materiality, including for “material”, “in all material respects”, “Company Material Adverse Effect” or similar qualifications shall be disregarded

(d)     Any indemnification hereunder for Losses with respect to Taxes, including the Pre-Closing Tax Indemnity, (i) shall be limited to Taxes attributable to Pre-Closing Periods, except with respect to a breach of any representation or warranty contained in Sections 2.11(e), (f), (h), (n) or (o), (ii) shall not include any Losses with respect to Taxes that arise as a result of any breach of Parent’s obligations set forth in Section 5.14 and (iii) shall not include any Losses with respect to Taxes that arise as a result of transactions outside the ordinary course of business on the Closing Date after the Closing (except as expressly contemplated by this Agreement).

(e)     For purposes of this Article VII, all “Losses” shall be calculated net of any Loss Tax Benefit available to the Parent Indemnitees that are attributable to such Losses. For purposes of this Agreement, “Loss Tax Benefit” means any refund of Taxes paid or net reduction in the amount of cash Taxes which otherwise would have been paid, in each case computed on a “with and without” basis, to the extent actually recognized in the taxable period in which the applicable indemnifiable Losses are incurred or the immediately succeeding taxable period.  If a Parent Indemnitee shall have received the payment required by this Agreement from a Company Holder and shall subsequently recognize any Loss Tax Benefit arising from the incurrence or payment of such Loss within the taxable periods described in the second sentence of this Section 7.2(e), then such Parent Indemnitee shall promptly pay to such Company Holder a sum equal to the amount of such Loss Tax Benefit, up to the aggregate amount of any payments received from such Parent Indemnitee pursuant to this Agreement in respect of such Loss.  For clarity, nothing in this Section 7.2(d) shall prohibit any Parent Indemnitee from submitting any claim arising under Section 7.2(a) prior to the expiration of the taxable periods described in the second sentence of this Section 7.2(d).

7.3     Indemnification Escrow Provisions.

(a)     Establishment of the Indemnification Escrow Fund.  At the Closing, without any act of any Company Holder, Parent shall deliver the Indemnification Escrow Amount to the Escrow Agent on behalf of the Company Holders to be governed by the terms set forth in this Agreement and the Indemnification Escrow Agreement.  The portion of the Indemnification Escrow Amount initially contributed on behalf of each Company Holder shall be equal to such Company Holder’s Indemnification Escrow Contribution as set forth in the Final Allocation Certificate.

(b)     Availability of Indemnification Escrow.

(i)     Subject to the terms, conditions and limitations otherwise set forth in this Agreement and the Indemnification Escrow Agreement, the Indemnification Escrow Fund shall be available to satisfy the Company Holders’ obligations to indemnify the Parent Indemnitees’ Losses during the Indemnification Escrow Period, pursuant to this Article VII.

(ii)     Any indemnification of a Parent Indemnitee pursuant to this Article VII shall be delivered to Parent from the Indemnification Escrow Fund in accordance with the terms of the Indemnification Escrow Agreement by wire transfer of immediately available funds to an account designated by Parent within five (5) days after the determination thereof; provided that a Parent Indemnitee shall make a direct claim against the Company Holders, up to the Aggregate Consideration only in the event that (i) such Parent Indemnitee is entitled to recover Losses either greater than the Indemnification Escrow Amount (or the amount remaining in the Indemnification Escrow Fund) or following the Expiration Date pursuant to this Article VII and (ii) the Indemnification Escrow Fund is no longer available, or is not sufficient, within the applicable survival period to properly indemnify such Parent Indemnitee in accordance with this Article VII.

(c)     Indemnification Escrow Periods; Distribution of Escrow Fund upon Termination of Indemnification Escrow Period.  Subject to the following requirements, the Indemnification Escrow Fund shall be in existence immediately following the Effective Time and shall terminate at 11:59 p.m. Eastern Time on the Expiration Date (the period of time from the Effective Time through and including date and termination of the Indemnification Escrow Fund is referred to herein as the “Indemnification Escrow Period”).  On the first Business Day following the Expiration Date (the “Release Date”), the Escrow Agent shall release to each Company Holder an amount in cash, if any, equal to the product of (x) such Company Holder’s Pro-Rata Portion, multiplied by (y) the amount of cash remaining in the Indemnification Escrow Fund on the Release Date, if any; provided, however, that an amount equal to the product of (x) such Company Holder’s Pro-Rata Portion, multiplied by (y) that portion of the Indemnification Escrow Fund that is necessary in the good faith judgment of Parent to satisfy any unsatisfied claims for Losses under this Section 7.3 specified in any Claims Notice delivered to the Escrow Agent prior to termination of the Indemnification Escrow Period with respect to such Company Holder (the “Pending Amount”) shall remain in the Indemnification Escrow Fund until such claims have been resolved.  As soon as all such claims, if any, have been resolved, the Escrow Agent shall deliver to such Company Holders the remaining portion of the Pending Amount not required to satisfy such claims.

(d)     Third-Party Claims.

(i)     In the event a Parent Indemnitee receives notice (or is otherwise made aware) of any claim or demand (including the threat of such), or is served with a complaint, counterclaim or cross-claim in litigation (a “Third Party Claim”) which Parent expects may result in a claim for indemnification pursuant to this Article VII (for itself and/or any Parent Indemnitees), Parent shall, as promptly as reasonably practicable after the time that Parent is notified in writing of such Third Party Claim, give written notice to the Stockholder

Agent of such Third Party Claim, with a copy to the Escrow Agent (if such Third Party Claim is received prior to the Expiration Date) (a “Claims Notice”).  Such Claims Notice shall specify to the extent practicable, based on then-available information, the facts constituting the basis for, and a good faith estimate of the amount of the potential Losses reasonably expected to be incurred with respect to, the claim asserted; and the representation, warranty or covenant under which the liability or obligation is asserted.  The failure of any Parent Indemnitee to give notice as provided in this Section 7.3(d)(i) shall not relieve the Company Holders from any liability except to the extent that the Company Holders are actually and materially prejudiced by the failure or delay in giving such notice.

(ii)     The Stockholder Agent, as representative for the Company Holders, may elect, at the sole cost and expense of the Company Holders (provided that prior to the termination of the Indemnification Escrow Period any such costs and expenses of the Stockholder Agent shall not be paid out of the amounts in the Indemnification Escrow Fund), to assume and control the defense of such Third Party Claim.  In the event the Stockholder Agent exercises such right to assume the defense and control of a Third Party Claim, the Parent Indemnitees shall have the right but not the obligation to participate in the defense of Third Party Claims with its own counsel and at its own expense.  Notwithstanding anything herein to the contrary, the Stockholder Agent shall not have the right to assume and control the defense of a Third Party Claim with counsel reasonably acceptable to Parent (which acceptance shall not be unreasonably withheld or delayed), and the Company Holders shall pay the reasonable fees and expenses of counsel retained by the Parent Indemnitees if the Third Party Claim (A) is one in which the Stockholder Agent is also a party and joint representation would, in the reasonable opinion of outside legal counsel to the Parent Indemnitees, present a material conflict, (B) involves a claim which, upon petition by the Parent Indemnitees, the appropriate court rules that the Stockholder Agent failed or is failing to vigorously prosecute or defend, (C) is one where non-monetary relief is sought that is not merely incidental to the monetary relief that is sought, (D) involves criminal allegations, (E) involves a claim related to Taxes (E) relates to matters which, in the determination of Parent, would be expected to have a significant effect on the future operation of the Company’s business or Parent’s ownership or operation of the Company, (F) involves an IP Claim or (G) involves a claim for monetary damages in excess of 75% of the amounts remaining in the Indemnification Escrow Fund that are not subject to any pending Claims.  If the Stockholder Agent (x) does not, by written notice to the Parent Indemnitees, elect to assume the defense of a Third Party Claim within fifteen (15) days of receiving notice thereof, (y) having elected to assume the defense of a Third Party Claim, fails to retain counsel to prosecute the action within fifteen (15) days of such election or (z) is unable to assume and control the defense of such claim pursuant to this Section 7.3(d)(ii), then in such case the Parent Indemnitees shall have the right to defend such Third Party Claim on behalf of and for the account and risk of the Company Holders, but in such case, without in any way waiving or otherwise affecting the Parent Indemnitees’ rights to seek indemnification pursuant to this Agreement.

(iii)     If the Stockholder Agent has assumed the defense and control of a Third Party Claim, then, subject to the prior written approval of Parent, such approval not to be unreasonably withheld or delayed, the Stockholder Agent shall be authorized to consent to a settlement or compromise of, or the entry of any judgment arising from, any Third Party Claim; provided that such compromise, settlement or judgment (A) does not involve any finding or admission of any violation of Law or admission of any wrongdoing by any Parent Indemnitee, (B) involves only the payment of money damages (all of which shall be paid in full by the Company Holders (including by release of funds from the Indemnification Escrow Fund) concurrently with the effectiveness thereof), (C) will not encumber any of the assets of the Parent Indemnitees and will not contain any restriction or condition that adversely affects any Parent Indemnitee or the conduct of its business, (D) does not include a finding or admission that would have an adverse effect on other claims made or threatened against any Parent Indemnitee, (E) does not impose an injunction or other equitable relief on any Parent Indemnitee, and (F) includes, as a condition to any settlement or other resolution, a complete and irrevocable release of the Parent Indemnitees from all Liability in respect of such Third Party Claim.  If a Parent Indemnitee has assumed the defense and control of a Third Party Claim, Parent shall have the right in its sole and absolute discretion (which shall be assessed solely on a subjective standard of good faith, and not on an objective standard of reasonableness) whether to settle any Third Party Claim, and the amount of any settlement payment or extent of any other liabilities incurred by way of such settlement.

(iv)     In defending or settling any Third Party Claim, Parent shall not be deemed to be an agent of, and shall have no duty, including, without limitation, any fiduciary duty, duty of loyalty, duty of good faith or duty of disclosure, to the Company Holders or the Stockholder Agent.

(e)     Direct Claims.  In the event any Parent Indemnitee shall determine to assert a claim that does not involve a Third Party Claim for indemnity against the Stockholder Agent, on behalf of the Company Holders, the Parent Indemnitee shall give written notice of such claim to the Stockholder Agent.  Such notice shall specify to the extent practicable, based on then-available information, the facts constituting the basis for, and a good faith estimate of the amount of the potential Losses reasonably expected to be incurred with respect to, the claim asserted and the representation, warranty or covenant under which the liability or obligation is asserted.  The failure of any Parent Indemnitee to give notice as provided in this Section 7.3(e) shall not relieve the Company Holders from any liability except to the extent that the Company Holders are actually and materially prejudiced by the failure or delay in giving such notice.

7.4     Contribution.   Neither the Stockholder Agent nor any Company Holder shall make any claim for contribution from Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries with respect to any indemnity claims arising under or in connection with this Agreement to the extent that the Company, the Surviving Corporation or any other Parent Indemnitee is entitled to indemnification hereunder for such claim, and the Stockholder Agent and each Company Holder hereby waives any such right of contribution from the Company, the Surviving Corporation or any of their respective Subsidiaries it has or may have in the future.

7.5     Effect of Investigation.  The right to indemnification, payment of any indemnifiable Losses or any other remedy will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy or inaccuracy of or compliance with, any representation, warranty, covenant or agreement made by the Company or any other matter.  The waiver of any condition based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreement, will not affect the right to indemnification, payment of any indemnifiable Losses, or any other remedy based on any such representation, warranty, covenant or agreement.  No Parent Indemnitee shall be required to show reliance on any representation, warranty, certificate or other agreement in order for such Parent Indemnitee to be entitled to indemnification hereunder.  Parent and the Company each acknowledge that such indemnifiable Losses, if any, would relate to unresolved contingencies existing at the Effective Time, which if resolved at the Effective Time would have led to a reduction in the Aggregate Consideration that Parent would have paid in connection with the Merger.

Article VIII

TERMINATION, AMENDMENT AND WAIVER

8.1     Termination.  Except as provided in Section 8.2, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a)     By mutual written consent of the Company and Parent.

(b)     By Parent or the Company if:  (i) the Effective Time has not occurred before 5:00 p.m. Eastern Time on January 31, 2017 (provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose willful failure to fulfill any material obligation hereunder has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date), (ii) a final, nonappealable order of any Governmental or Regulatory Authority having competent jurisdiction shall have been entered permanently preventing or otherwise prohibiting consummation of the Merger, or (iii) there shall be any Law enacted, promulgated or issued or deemed applicable to the Merger by any Governmental or Regulatory Authority having competent jurisdiction that would make consummation of the Merger illegal.

(c)     By Parent if there shall be any final, nonappealable Order of, or any Law or Order enacted, promulgated or issued or deemed applicable to the Merger, by any Governmental or Regulatory Authority having competent jurisdiction, which would:  (i) prohibit Parent’s ownership or operation of all or any portion of the business of the Company or (ii) compel Parent to dispose of or hold separate all or any portion of the Assets and Properties of the Company, or limit its operation of the Company’s business, as a result of the Merger.

(d)     By Parent if there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Company and (i) the Company is not using reasonable efforts to cure such breach or has not cured such breach within fifteen (15) days after Parent delivers written notice of such breach to the Company (provided, however, that no cure period shall be required for a breach which by its nature cannot be cured) and, (ii) if not cured within such fifteen (15) day period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3, as the case may be, to be satisfied.

(e)     By the Company if there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Parent and (i) Parent is not using reasonable efforts to cure such breach or has not cured such breach within fifteen (15) days after the Company delivers written notice of such breach to Parent (provided, however, that no cure period shall be required for a breach which by its nature cannot be cured) and, (ii) if not cured within such fifteen (15) day period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2, as the case may be, to be satisfied.

(f)     By Parent if, at any time after approval of the Merger, this Agreement, and the transactions contemplated hereby by the Company Stockholders, holders of more than ten percent (10%) of the outstanding shares of Company Capital Stock (determined on an “as converted, as exercised, Company Common Stock-equivalent” basis) shall have exercised, or shall have purported to have exercised, appraisal, dissenters’ or similar rights under applicable Law with respect to their shares by virtue of the Merger.

(g)     By Parent, if the Company shall not have obtained and delivered to Parent the irrevocable Stockholder Written Consents of the Company Stockholders representing the Requisite Stockholder Vote within twenty-four (24) hours after the execution of this Agreement by the Company.

8.2     Effect of Termination.  In the event of a valid termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company, or their respective officers, directors or stockholders or Affiliates or Associates in connection herewith; provided, however, that Parent, Merger Sub and the Company shall each remain liable for any breaches of this Agreement prior to its termination; provided, further, that the provisions of Sections 5.4, 8.2, Article IX (exclusive of Section 9.3) and the applicable definitions set forth in Article X shall remain in full force and effect and survive any termination of this Agreement.

8.3     Amendment.  Except as is otherwise required by applicable Law at any time before or after the Company Stockholders approve the Merger and this Agreement, this Agreement may be amended by the parties hereto at any time but only by an instrument in writing specifically designated as an amendment hereto,  duly and validly signed on behalf of and delivered to each of the parties hereto; provided, however, that the consent of the Stockholder Agent shall not be required in connection with any amendment to this Agreement that does not affect the rights or obligations of the Stockholder Agent.

8.4     Extension; Waiver.  At any time prior to the Effective Time, Parent and the Company may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements, covenants or conditions for the benefit of such party contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the party against which such waiver or extension is asserted.  No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as

a waiver of the same or any other term or condition of this Agreement on any future occasion.   All remedies, either under this Agreement or by Law or otherwise afforded, shall be cumulative and not alternative.

ARTICLE IX

MISCELLANEOUS PROVISIONS

9.1     Notices.  All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by email or by facsimile transmission or by nationally recognized overnight courier prepaid, to the parties at the following addresses or facsimile numbers; provided that with respect to notices delivered to the Stockholder Agent, such notices must be delivered solely via facsimile transmission or via email:

If to Parent to:

Criteo Corp.
c/o Criteo S.A.
32 Rue Blanche
75009 Paris, France
Attention:  General Counsel

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
Email: martha.mcgarry@skadden.com
Fax:  (212) 735-2000
Attention:  Martha E. McGarry

If to the Company prior to Closing to:

Hooklogic, Inc.
99 Hudson Street, 9th Floor
New York, NY 10013
Email: jonathan@hooklogic.com
Facsimile No.: 646-467-8201
Attn: Jonathan Opdyke

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018
Email:
Facsimile No.:  212-355-3333
Attn:  Jeffrey I. Klein; Ian D. Engstrand

If to the Stockholder Agent to:

Fortis Advisors LLC
Email: notices@fortisrep.com
Facsimile No.: (858) 408-1843
Attn: Notice Department

All such notices, requests and other communications will (a) if delivered personally to the address as provided in this Section 9.1, be deemed given upon delivery, (b) if delivered by facsimile transmission to the facsimile number as provided for in this Section 9.1, be deemed given upon facsimile or telephonic confirmation of successful completion of transmission, (c) if delivered by email to the email address as provided for in this Section 9.1, be deemed given upon the delivery of the email and (d) if delivered by overnight courier to the address as provided in this Section 9.1, be deemed given on the earlier of the first Business Day following the date deposited with such overnight courier with the requisite payment and instructions to effect delivery on the next Business Day or upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section 9.1).  Any party from time to time may change its address, facsimile number, email address or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

9.2     Entire Agreement.  This Agreement and the Exhibits and Schedules hereto, including the Company Disclosure Schedule, the Ancillary Agreements and the Confidentiality Agreement, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, which shall continue in full force and effect and shall survive any termination of this Agreement in accordance with its terms.

9.3     Further Assurances; Post-Closing Cooperation.  At any time or from time to time after the Closing, subject to the limitations set forth in Section 5.9, the parties shall execute and deliver to each other party such other documents and instruments, provide such materials and information and take such other actions as the other party may reasonably request to consummate the transactions contemplated by this Agreement and otherwise to cause the other parties to fulfill their respective obligations under this Agreement and the transactions contemplated hereby.  Notwithstanding the foregoing, the rights of the various parties and their obligations to provide information as set forth in Section 7.3 shall be controlled by that section of the Agreement.

9.4     Third Party Beneficiaries.  The terms and provisions of this Agreement are intended solely for the benefit of Parent and the Company and, with respect to Article VII and Article IX only, the Stockholder Agent, and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any other Person other than (i) the Parent Indemnitees entitled to indemnification under Article VII and (ii) those Persons entitled to receive such benefits as contemplated under Section 5.13.

9.5     No Assignment; Binding Effect.  Neither this Agreement nor any right, interest or obligation hereunder may be assigned (by operation of Law or otherwise) and any attempt to do so shall be void; provided, however, that Parent or Merger Sub shall be entitled to assign its rights, duties and obligations hereunder, including Merger Sub’s obligation to merge with the Company, to any one or more wholly owned Subsidiaries or Affiliates of Parent or Merger Sub; provided that no such assignment shall relieve Parent or Merger Sub from its duties and obligations under this Agreement.  Subject to the foregoing sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

9.6     Headings.  The headings and table of contents used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

9.7     Invalid Provisions.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision shall be fully severable, (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom, and (d) in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

9.8     Governing Law.  This Agreement, and any claim, controversy or dispute arising under or related to this Agreement (whether based on contract, tort, equity or otherwise), shall be governed by and construed in accordance with the laws of the State of New York (other than its conflict of law principles to the extent that the application of the Laws of another jurisdiction would be required thereby, other than Section 5-1401 of the New York General Obligations Law, which by its terms applies to this Agreement); provided, however, that to the extent the Law of the State of Delaware shall be held to govern the Merger, the Law of the State of Delaware shall apply.

9.9     Waiver of Trial by Jury.  THE PARTIES TO THE AGREEMENT EACH HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO

TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE.  THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

9.10     Jurisdiction.  EACH OF THE PARTIES TO THIS AGREEMENT SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN NEW YORK, NEW YORK, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND AGREES NOT TO BRING ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO IN ANY OTHER COURT.  EACH OF THE PARTIES WAIVES ANY DEFENSE OF INCONVENIENT FORUM TO THE MAINTENANCE OF ANY ACTION OR PROCEEDING SO BROUGHT AND WAIVES ANY BOND, SURETY OR OTHER SECURITY THAT MIGHT BE REQUIRED OF ANY OTHER PARTY WITH RESPECT THERETO.  EACH PARTY AGREES THAT SERVICE OF SUMMONS AND COMPLAINT OR ANY OTHER PROCESS THAT MIGHT BE SERVED IN ANY ACTION OR PROCEEDING MAY BE MADE ON SUCH PARTY BY SENDING OR DELIVERING A COPY OF THE PROCESS TO THE PARTY TO BE SERVED AT THE ADDRESS OF THE PARTY AND IN THE MANNER PROVIDED FOR THE GIVING OF NOTICES IN SECTION 9.1.  NOTHING IN THIS SECTION 9.10, HOWEVER, SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.  NOTWITHSTANDING THE FOREGOING, IN THE EVENT THAT AN SUCH ACTION OR PROCEEDING IS FILED IN A STATE COURT IN NEW YORK, NEW YORK, NOTHING IN THIS SECTION 9.10 SHALL AFFECT THE RIGHT OF ANY PARTY TO REMOVE SUCH ACTION OR PROCEEDING TO A FEDERAL COURT IN NEW YORK, NEW YORK.  EACH PARTY AGREES THAT A FINAL, NON-APPEALABLE JUDGMENT IN ANY ACTION OR PROCEEDING BROUGHT IN ACCORDANCE WITH THIS SECTION 9.10 SHALL BE CONCLUSIVE AND MAY BE ENFORCED BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

9.11     Counterparts.  This Agreement may be executed in any number of counterparts and signatures may be delivered by facsimile or by electronic mail in Portable Document Format (.pdf), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.12     Specific Performance.  The parties hereto agree that it would cause irreparable damage to the other party in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which monetary damages, even if available, would not be an adequate remedy.  Accordingly, each party agrees that the other party or parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state or province having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity and prior to the valid exercise of any termination right by the parties in accordance with Section 8.1.

9.13     Stockholder Agent of the Company Holders; Power of Attorney.

(a)     Each Company Holder by virtue of the Company’s approval and adoption of this Agreement or other appointment authorization documentation (other than holders of Dissenting Shares) or by accepting any consideration payable hereunder hereby appoints Fortis Advisors LLC as its exclusive agent and attorney-in-fact (the “Stockholder Agent”) for and on behalf of the Company Holders to act for the Company Holders with regard to all matters pertaining to this Agreement, including, but not limited to:

(i)      giving and receiving notices and communications under this Agreement and the Ancillary Agreements;

(ii)     authorize payment to Parent from the Adjustment Escrow Fund in satisfaction of Section 1.18;

(iii)    authorizing payment to any Parent Indemnitee from the Indemnification Escrow Fund, or submitting to any additional payment to the Stockholder Agent pursuant to Section 7.3(b)(ii), in each case, in satisfaction of claims by any Parent Indemnitee, objecting to such payments, agreeing to, negotiating, entering into settlements and compromises of, and complying with orders of courts with respect to such claims, asserting, negotiating, entering into settlements and compromises of, and complying with orders of courts with respect to, any other claim by any Parent Indemnitee against any Company Holder or by any Company Holder against any Parent Indemnitee or any dispute between any Parent Indemnitee and any such Company Holder, in each case relating to this Agreement, the Ancillary Agreements, or the transactions contemplated hereby or thereby; and

(iv)    taking all other actions that are either (A) necessary or appropriate in the judgment of the Stockholder Agent for the accomplishment of the foregoing or (B) specifically mandated by the terms of this Agreement, the Indemnification Escrow Agreement, the Adjustment Escrow Agreement or the other Ancillary Agreements.

Notwithstanding the foregoing, the Stockholder Agent shall have no obligation to act on behalf of the Company Holders, except as expressly provided herein, in the Escrow Agreements and, solely as it relates to the Company Holders (and not Parent nor the Surviving Corporation), the Stockholder Agent engagement agreement, and for purposes of clarity, except as otherwise provided herein, there are no obligations of the Stockholder Agent in any ancillary agreement, schedule, exhibit or the Company Disclosure Schedule.

Each Company Holder agrees to receive correspondence from the Stockholder Agent, including in electronic form. The Stockholder Agent may resign at any time following ten (10) days’ written notice to the parties to this Agreement, provided that at such time a replacement acceptable to Parent is appointed.  Such agency may be changed by the Company Holders with the right to a majority of the Indemnification Escrow Fund upon not less than ten (10) days’ prior written notice (signed by such Company Holders) to all of the Company Holders, the Escrow Agent and Parent, which includes written confirmation of the acceptance of its appointment as Stockholder Agent by the replacement Stockholder Agent.  Parent shall be permitted to rely on any such notice without investigation for all purposes under this Agreement and the Ancillary Agreements.  No bond shall be required of the Stockholder Agent, and the Stockholder Agent shall not receive any compensation for its services other than pursuant to that certain engagement letter to be entered into by and among the Stockholder Agent, the Company and certain Company Holders.  The Stockholder Agent shall be entitled to: (i) rely upon the Closing Payment Certificate and the Final Allocation Certificate, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Holder or other party.  A decision, act, consent or instruction of the Stockholder Agent, including an amendment, extension or waiver of this Agreement pursuant to its authority hereunder, shall constitute a decision of the Company Holders and shall be final, binding and conclusive upon the Company Holders and all defenses which may be available to any Company Holder to contest, negate or disaffirm the action of the Stockholder Agent taken in good faith under this Agreement, the Escrow Agreements or the Stockholder Agent engagement agreement are waived.

(b)     By executing this Agreement under the heading “Stockholder Agent,” Fortis Advisors LLC hereby (i) accepts its appointment and authorization to act as Stockholder Agent as attorney-in-fact and agent on behalf of the Company Holders in accordance with the terms of this Agreement, and (ii) agrees to perform its obligations under, and otherwise comply with, this Section 9.13.

(c)     Certain Company Holders have entered into an engagement agreement with the Stockholder Agent to provide direction to the Stockholder Agent in connection with its services under this Agreement, the Escrow Agreements and the Stockholder Agent engagement agreement (such Company Holders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”).  The engagement agreement does not alter, modify or amend any obligations, or impact any rights of Parent, as contemplated by this Agreement.  Neither the Stockholder Agent nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Stockholder Agent Group”) shall be liable to any former Company Holder for any act done or omitted hereunder as the Stockholder Agent without gross negligence or willful misconduct (and any act done or omitted pursuant to the bona fide good faith advice of counsel, accountants and other professionals and experts retained by the Stockholder Agent shall be conclusive evidence of good faith).  To the fullest extent permitted by applicable Law, the Company Holders shall severally and not jointly (based on each such Company Holder’s Pro-Rata Portion) indemnify the Stockholder Agent Group, defend and hold it harmless from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs, judgments, amounts paid in settlement and expenses (including the fees and expenses of counsel, other skilled professionals and experts and their staffs and all  expenses of document location, duplication and shipment and in connection with seeking recovery from insurers) (collectively, “Representative Losses”) arising out of or in connection with the execution and performance of this Agreement and the Escrow Agreements, in each case as such Representative Loss is suffered or incurred; provided that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct on the part of the Stockholder Agent, the Stockholder Agent will reimburse the Company Holders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct.  If not paid directly to the Stockholder Agent by the Company Holders, such Representative Losses may be recovered by the Stockholder Agent from (i) the Stockholder Agent Fund (as defined below) and (ii) the Indemnification Escrow Fund otherwise distributable to the Company Holders (and not distributed or distributable to a Parent Indemnitee or subject to a pending indemnification claim of a Parent Indemnitee) after the later to occur of (A) the expiration of the Indemnification Escrow Period and (B) the date on which all claims in respect of the Indemnification Escrow Fund have been finally resolved and paid, but not before, pursuant to the terms hereof and of the Indemnification Escrow Agreement, at the time of distribution, and in each case such recovery will be made from the Company Holders according to their respective Pro-Rata Portion; provided that while this Section 9.13(c) allows the Stockholder Agent to be paid from Stockholder Agent Fund and the Indemnification Escrow Fund, this does not relieve the Company Holders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Stockholder Agent from seeking any remedies available to it at law or otherwise. In no event will the Stockholder Agent be required to advance its own funds or otherwise incur any financial liability on behalf of the Company Holders or otherwise. Furthermore, the Stockholder Agent shall not be required to take any action unless the Stockholder Agent has been provided with the funds, security or indemnities, as contemplated in accordance with this Agreement, to protect the Stockholder Agent against the costs, expenses and liabilities which may be incurred by the Stockholder Agent in performing such actions. The Company Holders acknowledge and agree that the foregoing indemnities will survive the resignation or removal of the Stockholder Agent or the termination of this Agreement.  The Company Holders shall establish a reserve to be held by the Stockholder Agent in an amount equal to Five Hundred Thousand Dollars ($500,000) (the “Stockholder Agent Fund”) from the Aggregate Consideration with respect to the Company Holders based upon their Pro-Rata Portion to fund potential expenses of the Stockholder Agent in carrying out its authorized duties. The Stockholder Agent is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Stockholder Agent Fund other than as a result of its gross negligence or willful misconduct. The Stockholder Agent is not acting as a withholding agent or in any similar capacity in connection with the Stockholder Agent Fund, and has no tax reporting or income distribution obligations.  The Company Holders will not receive any interest on the Stockholder Agent Fund until such remaining Stockholder Agent Fund (if any) is distributed.  As soon as reasonably determined by the Stockholder Agent that the Stockholder Agent Fund is no longer required to be withheld, the Stockholder Agent shall distribute the remaining Stockholder Agent Fund (if any) to the Escrow Agent (or directly to the Paying Agent if so instructed) for further distribution to the Company Holders. The Stockholder Agent may engage attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, and maintain such records, as the Stockholder Agent may deem reasonably necessary or desirable and incur other out-of-pocket expenses related to performing its services hereunder and paid out of the Stockholder Agent Fund. The Stockholder Agent may in good faith rely conclusively upon information, reports, statements and opinions prepared or presented by such professionals, and any action taken by the Stockholder Agent based on such reliance shall be deemed conclusively to have been taken in good faith.

(d)     All of the immunities and powers granted to the Stockholder Agent under this Agreement shall survive the Closing and/or any termination of this Agreement and the Escrow Agreements.  The grant of authority provided for in this Section 9.13 and the powers, immunities and rights to indemnification granted to the Stockholder Agent Group hereunder:  (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of the respective Company Holder and shall be binding on any successor thereto and (ii) shall survive the delivery of an assignment by any Company Holders of the whole or any fraction of his, her or its interest in the Escrow Funds.

(e)     Parent, the Company, Merger Sub, the Payment Agent and the Escrow Agent shall be entitled to rely upon the (i) actions of the Stockholder Agent as the duly authorized actions of the Company Holders, and Parent, the Company, Merger Sub, the Payment Agent and the Escrow Agent are hereby released and relieved from any and all Liability to any Person for any acts done by them in accordance with the instructions, decisions or acts of the Stockholder Agent and (ii) Stockholder Agent’s covenant to satisfy its obligations with respect to the Net Adjustment Amount.  Parent, the Company, Merger Sub, the Payment Agent and the Escrow Agent are hereby expressly authorized to rely on the genuineness of the signature of the Stockholder Agent or any instrument, certificate or document.  Upon receipt of any writing that, in the opinion of Parent, reasonably appears to have been signed by the Stockholder Agent, Parent, the Company, Merger Sub, the Payment Agent and the Escrow Agent may each act upon the same without any further duty of inquiry as to the genuineness of the writing.

9.14     Legal Representation.  Each of Parent and Merger Sub hereby agree, on their own behalf and on behalf of their respective directors, members, partners, officers, employees and Affiliates, and each of their respective successors and assigns (all such parties, the “Waiving Parties”), that Goodwin Procter LLP may represent any or all of the Company Holders in the event any such Person so requests, in each case in connection with any dispute, litigation, claim, proceeding or obligation arising out of or relating to this Agreement, including under Section 1.18 (any such representation, the “Post-Closing Representation”), and each of Parent and Merger Sub on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto.  Each of Parent, Merger Sub and the Company, for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications between the Company, the Company Holders and any of their respective Affiliates (the “Seller Group”) and their counsel, including Goodwin Procter LLP, made in connection with the negotiation, preparation, execution, delivery and performance under this Agreement, any agreements contemplated by this Agreement or the transactions contemplated hereby or thereby (including, without limitation, the Merger), or any matter relating to any of the foregoing, are privileged communications between the Seller Group and such counsel.  From and after the Closing, each of Parent, Merger Sub and the Company, on behalf of itself and the Waiving Parties, waives and will not assert any attorney-client privilege with respect to any communication between Goodwin Procter LLP and the Company or any Person in the Seller Group occurring during the representation in connection with the negotiation, preparation, execution and delivery of this Agreement and the other agreements contemplated hereby and the consummation of the Merger in connection with any Post-Closing Representation; provided that the foregoing waiver shall not extend to any communication not involving this Agreement or any agreement contemplated hereby or the consummation of the Merger, or to communications with any Person other than the Seller Group; provided, further, that the foregoing waiver shall not apply to any disputes with any third party.

ARTICLE X

DEFINITIONS

10.1     Definitions.  As used in this Agreement, the following defined terms shall have the meanings indicated below (with correlative meanings for the singular or plural forms thereof):

280G Stockholder Approval	5.17
Accounting Firm	1.18(e)
Advisory Group	9.13(c)
Aggregate Consideration	1.6(a)
Agreement	Preamble
Capitalization Table	2.3(c)
CCC	Recitals
Certificate of Merger	1.2
Claims Notice	7.3(d)(i)
Closing	1.2
Closing Date	1.2
Closing Negative Adjustment	1.10(d)
Closing Payment Certificate	1.10(b)
Closing Positive Adjustment	1.10(d)
Company	Preamble
Company Board	Recitals
Company Common Stock	2.3(a)
Company Contracts	2.20(a)
Company Disclosure Schedule	Article II
Company Preferred Stock	2.3(a)
Company Stock Certificates	1.11(b)(i)
Company Stockholder Action	Recitals
Company Subsidiaries	2.4(a)
Company Subsidiary	2.4(a)
Competing Proposed Transaction	4.2(a)
Confidentiality Agreement	5.4(a)
Contaminants	2.19(n)
Continuing Employee	5.18(a)

Contributor	2.19(e)
Covenant Claim	7.2(a)(ii)
Covered Persons	5.13(a)
D&O Tail Policy	5.13(b)
De Minimis Amount	7.2(b)(ii)
DGCL	Recitals
Effective Time	1.2
Equity Awards	2.3(b)
Estimated Allocation Certificate	1.10(a)(ix)
Estimated Closing Cash	1.10(a)(vii)
Estimated Closing Indebtedness	1.10(a)(vi)
Expiration Date	7.1
FCPA	2.13(b)
Final Allocation Certificate	1.10(b)
Final Closing Cash	1.18(g)
Final Closing Indebtedness	1.18(g)
Final Net Working Capital	1.18(g)
Final Statement	1.18(g)
FIRPTA Certificate	5.6
FIRPTA Notice	5.6
Foreign Plan	2.14(i)
Fraud Claim	7.2(a)(iii)
Government Contracts	2.13(g)
Grant Date	2.3(b)
Inbound Licenses	2.20(a)(xii)
Indemnification Escrow Period	7.3(c)
Information Statement	5.2(a)(ii)
Initial Amount	1.6(a)(i)
IP Claim	7.2(a)(i)
Labor Organizations	2.15(a)
Lease Documents	2.16(e)
Leased Real Property	2.16(a)
Letter of Transmittal	1.11(b)(i)
Loss Tax Benefit	7.2(e)
Merger Sub	Preamble
Net Adjustment Amount	1.18(h)(i)
Non-Competition and Non-Solicitation Agreements	Recitals
Notice of Disagreement	1.18(c)
Outbound Licenses	2.20(a)(xiii)
Parent	Preamble
Parent Disclosure Schedule	Article III
Parent Indemnitees	7.2(a)
Parent Plan	5.18(b)
Pending Amount	7.3(c)
Permits	2.13(c)
Post-Closing Representation	9.14

Pre-Closing Tax Indemnity	7.2(a)(ix)
Proposed Final Statement	1.18(b)
Proposed Final Statement Review Period	1.18(c)
Release Date	7.3(c)
Representation Claim	7.2(a)(i)
Representative Losses	9.13(c)
Requisite Stockholder Vote	2.6(e)
Section 280G Payments	5.17
Seller Group	9.14
Series A Preferred Stock	2.3(a)
Series B Preferred Stock	2.3(a)
Series C Preferred Stock	2.3(a)
Significant Customers	2.26
Significant Publishers	2.26
Significant Suppliers	2.26
Signing Payment Certificate	1.10(a)
Soliciting Materials	5.2(b)
Statement of Estimated Net Working Capital	1.10(c)
Stockholder Agent	9.13(a)
Stockholder Agent Fund	9.13(c)
Stockholder Agent Group	9.13(c)
Stockholder Written Consent	Recitals
Surviving Corporation	1.1
Tax Matter	5.14(e)(i)
Third Party Claim	7.3(d)(i)
Threshold	7.2(b)(i)
Trade Control Laws	2.13(d)
Transfer Taxes	1.15
Waiving Parties	9.14

“Action or Proceeding” means any action, suit, complaint, petition, investigation, proceeding, arbitration, litigation, enforcement, or Governmental or Regulatory Authority investigation, notice of non-compliance or liability, audit or other proceeding, whether civil or criminal, in law or in equity, or before any arbitrator or Governmental or Regulatory Authority.

“Adjustment Escrow Agreement” means the agreement in substantially the form attached as Exhibit K.

“Adjustment Escrow Amount” means Two Million Dollars ($2,000,000).

“Adjustment Escrow Contribution” means, with respect to each Company Holder, an amount equal to such Company Holder’s Pro-Rata Portion of the Adjustment Escrow Amount.

“Adjustment Escrow Fund” means the escrow fund initially established by deposit of the Adjustment Escrow Amount with the Escrow Agent in accordance with the terms of this Agreement and the Adjustment Escrow Agreement.

“Affiliate” means, as applied to any Person, (a) any other Person directly or indirectly controlling, controlled by or under common control with, that Person or (b) as to a corporation, each director and officer thereof, and as to a partnership, each general partner thereof, and as to a limited liability company, each managing member or similarly authorized person thereof (including officers), and as to any other entity, each Person exercising similar authority to those of a director or officer of a corporation.  For the purposes of this definition, “control” (including with correlative meanings, the terms “controlling”, “controlled by”, and “under common control with”) as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through ownership of voting securities or by contract or otherwise.

“Ancillary Agreements” means the Indemnification Escrow Agreement, the Adjustment Escrow Agreement, the Non-Competition Agreement and Non-Solicitation Agreements, the Payment Agency Agreement, the Final Allocation Certificate, the Certificate of Merger and the Merger Support Agreements.

“Antitrust Laws” means all domestic or foreign federal, state, national and supranational statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Approval” means any approval, authorization, consent, permit, qualification or registration, clearance, or any waiver of any of the foregoing, required to be obtained from or made with, or any notice, statement or other communication required to be filed with or delivered to, any Governmental or Regulatory Authority or any other Person, as applicable.

“Assets and Properties” of any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, other than intangible property or any Intellectual Property), whether absolute, accrued, contingent, fixed or otherwise and wherever situated, owned, licensed or leased by such Person, including Cash and Cash Equivalents, Investment Assets, accounts and notes receivable, chattel paper, documents, instruments, real estate, equipment, inventory, and goods (but, for clarity, excluding any Intellectual Property).

“Associate” means, with respect to any Person, any corporation or other business organization of which such Person is an officer or partner or is the beneficial owner, directly or indirectly, of ten percent (10%) or more of any class of equity securities, any trust or estate in which such Person has a substantial beneficial interest or as to which such Person serves as a trustee or in a similar capacity and any relative or spouse of such Person, or any relative of such spouse, who has the same home as such Person.

“Audited Financial Statements” means the audited consolidated balance sheets of the Company and the Company Subsidiaries, taken as a whole, as of each of the fiscal years ended December 31, 2015, December 31, 2014, and December 31, 2013, respectively, and the related audited consolidated statements of operations, stockholders’ equity and cash flows for each of the fiscal years then ended, in each case together with the notes thereto.

“Books and Records” means all files, documents, instruments, papers, books and records of the Company relating to the Business or Condition of the Company, including, to the extent applicable, financial statements, internal reports, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, customer lists, computer files and programs (including data processing files and records), retrieval programs, operating data and plans and environmental studies and plans.

“Business Combination” means, with respect to any Person, (a) any merger, consolidation, share exchange reorganization or other business combination transaction to which such Person or any of its Subsidiaries is a party; (b) any sale, issuance or other disposition of any capital stock or other Equity Interests of such Person or any of its Subsidiaries (except for issuances of common stock upon conversion of preferred stock outstanding on the date hereof or the exercise of any options or warrants outstanding on the date hereof or issued in accordance with the covenants of this Agreement); (c) any tender offer (including a self-tender), exchange offer, recapitalization, restructuring, liquidation, dissolution or similar or extraordinary transaction involving such Person or any of its Subsidiaries; (d) any sale, dividend or other disposition of all or a material or significant portion of the Assets and Properties of such Person or any of its Subsidiaries (including by way of joint venture formation), excluding the non-exclusive license of Company-Owned Intellectual Property granted to end-users in connection with the sale or license of Company Products in the ordinary course of business consistent with past practice; or (e) the entering into of any agreement or understanding or the granting of any rights or options, with respect to any of the foregoing.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in the State of New York are authorized or obligated to close.

“Business or Condition of the Company” means the business, condition (financial or otherwise), results of operations, or Assets and Properties of the Company and the Company Subsidiaries, taken as a whole.

“Cash and Cash Equivalents” means cash, checks, money orders, marketable securities, short-term instruments and other cash equivalents (excluding restricted cash and security deposits), demand deposits or similar accounts; provided that Cash and Cash Equivalents shall (i) be net of the amount of any outgoing wires, checks, deposits, bank drafts or similar instruments but not yet cleared and (ii) include any incoming wires, checks, deposits, bank drafts or similar instruments but not yet cleared.

“Charter Documents” means the (a) articles or certificate of incorporation, certificate of formation, articles of organization or certificate of limited partnership and (b) bylaws, limited liability company agreement or limited partnership agreement of any Person, as in effect as of the date hereof.

“Claim” means any and all claims, charges, demands, actions, causes of actions, suits, lawsuits, litigations, proceedings, arbitrations, audits, inquiries or investigations or similar actions or proceedings (whether civil, criminal, administrative, regulatory or otherwise) by or on behalf of any Person (including a Governmental Authority) before any court, tribunal, arbitrator or Governmental Authority.

“Closing Cash” means the Cash and Cash Equivalents of the Company as of immediately prior to the Closing.

“Closing Indebtedness” means all (i) Indebtedness of the Company and the Company Subsidiaries as of immediately prior to the Closing, (ii) all Company Transaction Expenses as of immediately prior to, or otherwise triggered by, the Closing, (iii) all Company Bonuses as of immediately prior to, or otherwise triggered by, the Closing, (iv) all pre-payment penalties, break costs and similar fees or expenses with respect thereto and (v) those items set forth on Schedule 10.1(a).

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Bonuses” means the amount of any accrued, unpaid bonuses (assuming for this purpose that all bonuses, including discretionary bonuses, are accrued pro-rata, as time is worked, in the amount of the present target bonus) and accrued, unpaid commissions (assuming for this purpose that a commission is accrued when the conditions for such commission to become payable are met, even if the timing of such commission payment is not until a future date), as of the Closing Date for each employee, director, and consultant of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Financials” means the Audited Financial Statements and the Interim Financial Statements.

“Company Holders” means all Company Stockholders and all holders of Company Warrants, in each case, which are issued and outstanding immediately prior to the Effective Time.

“Company Intellectual Property” means all Intellectual Property and Technology owned, used or held for use in,  the business of the Company or any of the Company Subsidiaries, including all Company-Owned Intellectual Property and Company-Owned Technology.

“Company Material Adverse Effect” means a change, effect, event, occurrence, circumstance, state of facts or development, whether known or unknown, that is, or is reasonably likely to, individually or in the aggregate, (i) have a material adverse effect on the business, condition (financial or other), operations, results of operations, Assets and Properties, Liabilities or future prospects of the Company and the Company Subsidiaries, taken as a whole, (ii) impair in any material respect the ability of the Company to perform its obligations under this Agreement or (iii) prevent or materially delay the consummation of the transactions contemplated hereby, excluding for clause (i) only, any such change, effect, event, occurrence, circumstance, state of facts or development resulting from or arising in connection with (A) changes or conditions generally affecting the economy, (B) changes or conditions generally affecting the industries in which the Company operates, (C) earthquakes or similar catastrophes, or acts of war (whether declared or undeclared), sabotage, terrorism, military action or any escalation or worsening thereof, (D) any change in Laws, (E) actions taken by the Company at the written request of Parent and (F) the announcement, pendency or performance of this Agreement or the transactions contemplated hereby; provided, however, that with respect to the foregoing clauses (A), (B), (C) and (D), such change, effect, event, occurrence, circumstance state of facts or development is no more adverse to the Company or any Company Subsidiaries than to similarly situated companies in the industry.

“Company Option” means any option to purchase Company Capital Stock granted pursuant to the Company Stock Plan.

“Company Optionholder” means any Vested Optionholder or any Unvested Optionholder.

“Company-Owned Intellectual Property” means all Intellectual Property that is owned, purported to be owned (in each case whether owned singularly or jointly with one or more third parties), or filed by, assigned to or held in the name of the Company or any Company Subsidiary.

“Company-Owned Technology” means all Technology that is owned, purported to be owned (in each case whether owned singularly or jointly with a third party or parties), or filed by, assigned to or held in the name of, or exclusively licensed to, the Company or any Company Subsidiary.

“Company Products” means all products, Software or service offerings developed (including products and services for which development is ongoing), including any apps, plugins, libraries and APIs, manufactured, deployed, made commercially available, marketed, distributed, provided, supported, sold, offered for sale, imported or exported for resale, or licensed out by or on behalf of the Company or any Company Subsidiary since its inception; provided that with respect to any such products, Software or service offerings which are currently in development, the Company intends to make them commercially available within twelve (12) months after the date hereof.

“Company Restricted Stock Award” means shares of Company Common Stock granted under the Company Stock Plan subject to (i) repurchase by the Company at cost or without payment and/or (ii) continued vesting conditions, which together or separately constitute a substantial risk of forfeiture that has not lapsed as of the applicable date of determination.

“Company Stock Plan” means the Hooklogic, Inc. 2011 Stock Option and Grant Plan.

“Company Stockholder” means any holder of Company Capital Stock, including any holder of Company Restricted Stock Awards.

“Company Transaction Expenses” means (a) all fees, costs and expenses (including, fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses) incurred  by the Company, any Company Subsidiary or any stockholder of the Company (to the extent that the Company is responsible for the payment thereof) in connection with the negotiation and execution of this Agreement and the Ancillary Agreements, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby (including, any such amounts required to be paid to any third party in connection with obtaining any consent, waiver or approval required to be obtained in connection with the consummation of the transactions contemplated hereby or thereby); (b) all amounts or fees (including any associated withholding taxes or any Taxes required to be paid by the Company with respect thereto) payable by the Company or any Company Subsidiary under any “change of control,” retention, termination, compensation, severance or other similar arrangements as a result of the consummation of the transactions contemplated hereby (including, any such amounts payable to any employee of the Company or any Company Subsidiary at the election of such employee pursuant to any such arrangements), except any such amounts or Taxes payable with respect to compensation for services provided after the Closing Date; (c) all fees, costs and expenses contemplated by Schedule 10.1(b); and (d) all Separation Liabilities (other than Separation Liabilities paid prior to the Closing); provided, that for the avoidance of doubt, “Company Transaction Expenses” shall not include any Indebtedness of the Company.

“Company Warrants” means any outstanding warrants to purchase Company Capital Stock.

“Company’s Certificate of Incorporation” means the Third Amended and Restated Certificate of Incorporation of the Company, as filed with the Delaware Secretary of State on July 13, 2015.

“Contract” means any written, oral or other legally binding agreement, contract, subcontract, settlement agreement, lease, binding undertaking, instrument, note, option, warrant, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment, arrangement, or undertaking of any nature.

“Current Assets” means the current assets of the Company and the Company Subsidiaries, as determined pursuant to GAAP consistently applied.

“Current Liabilities” means the current liabilities of the Company and the Company Subsidiaries, as determined pursuant to GAAP consistently applied.

“Designated Company Employees” means the employees of the Company and each Company Subsidiary provided in Schedule 10.1(c).

“Dissenting Shares” means any shares of Company Capital Stock that are held by a holder immediately prior to the Effective Time and in respect of which appraisal rights have been perfected in accordance with the DGCL or dissenters’ rights have been perfected under the CCC, in each case, in connection with the Merger.

“Employment Offers” means a written offer by Parent or a subsidiary of Parent to any employee of the Company or Company Subsidiary to be employed after the Closing by Parent or a subsidiary of Parent (including, after the Closing, the Company or any Company Subsidiary), with such particular terms and conditions as set forth therein with respect to that employee of the Company, conditioned on the occurrence of the Closing.

“Environmental Claim” means any claim, action, cause of action, investigation or notice (written or oral) by any Person alleging potential Liability (including potential Liability for investigatory costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (a) the presence, Release or threatened Release of any Hazardous Materials or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

“Environmental Law” means any federal, state, local or foreign environmental, health and safety, worker safety,  or other Law relating to of Hazardous Materials, or any Law pertaining to restrictions on Hazardous Materials in products, requirements to take-back or recycle used products or wastes, or product packaging or labeling, including the Comprehensive Environmental Response Compensation and Liability Act, the Clean Air Act, the Federal Water Pollution Control Act, the Solid Waste Disposal Act, the Federal Insecticide, Fungicide and Rodenticide Act,  the California Safe Drinking Water and Toxic Enforcement Act, the European Union Directive 2002/96/EC on waste electrical and electronic equipment, and the European Union Directive 2002/95/EC on the restriction on the use of hazardous substances.

“Equity Interest” means any share, capital stock, partnership, member or similar interest in any entity, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable into such.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means with respect to the Company, each Company Subsidiary and any trade or business (whether or not incorporated) which is treated as a single employer with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” means Citibank, N.A. (or other institution selected by Parent).

“Escrow Agreements” means the Indemnification Escrow Agreement and the Adjustment Escrow Agreement.

“Escrow Amounts” means the Indemnification Escrow Amount and the Adjustment Escrow Amount.

“Escrow Funds” means the Indemnification Escrow Fund and the Adjustment Escrow Fund.

“Estimated Net Working Capital” means the estimated amount of Net Working Capital as determined pursuant to Section 1.10(c).

“Estimated Net Working Capital Deficit” means the amount, if any, by which Estimated Net Working Capital is less than the Target Net Working Capital.

“Estimated Net Working Capital Surplus” means the amount, if any, by which the Estimated Net Working Capital is greater than the Target Net Working Capital.

“Fundamental Representations” means, collectively, the representations and warranties of the Company set forth in Sections 2.1 (Organization and Qualification), 2.2 (Authority Relative to this Agreement), 2.3 (Capital Stock), 2.4 (Subsidiaries), 2.6(a)(i), (a)(ii), (e) and (f) (No Conflicts; Approvals; Requisite Stockholder Vote), and 2.24 (Brokers).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental or Regulatory Authority” means any governmental authority, quasi-governmental authority, court, tribunal, arbitrator, authority, agency, bureau, board, commission, department, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, province, county, city or other political subdivision, and shall include any stock exchange, quotation service and the NASDAQ Stock Market LLC.

“Hazardous Material” means (a) any chemical, material, substance or waste including, containing or constituting petroleum or petroleum products, solvents (including chlorinated solvents), nuclear or radioactive materials, asbestos in any form that is or could become friable, radon, lead-based paint, urea formaldehyde foam insulation or polychlorinated biphenyls; (b) any chemicals, materials, substances or wastes which are now defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants” or words of similar import under any Environmental Law; or (c) any other chemical, material, substance or waste which is regulated by any Governmental or Regulatory Authority or which would reasonably be expected to give rise to an Environmental Claim.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Identified Company Holders” means the Company Holders listed in Schedule 10.1(d) hereto.

“Identified Company Preferred Stock Holders” means the Company Holders listed in Schedule 10.1(e) hereto.

“Identified Employees” shall mean the employees of the Company listed in Schedule 10.1(f) hereto.

“Indebtedness” of any Person means all obligations of such Person (a) for borrowed money (including all outstanding principal, prepayment, provisions and accrued interest, fees and expenses related thereto); (b) evidenced by notes, bonds, warrants, debentures or similar instruments (including all outstanding principal, prepayment, provisions and accrued interest, fees and expenses related thereto); (c) for liabilities, in connection with the payment of any deferred purchase price or earn-out for any goods, services or acquisitions; (d) under capital leases; (e) for liabilities with respect to any refunds to, or any penalties with respect to, any customers, suppliers or publishers; and (f) in the nature of a guarantee of any of the obligations described in clauses (a) through (e) above of any other Person.

“Indemnification Escrow Agreement” means the agreement in substantially the form attached as Exhibit J.

“Indemnification Escrow Amount” means Thirty Million Dollars ($30,000,000).

“Indemnification Escrow Contribution” means, with respect to each Company Holder, an amount equal to such Company Holder’s Pro-Rata Portion of the Indemnification Escrow Amount.

“Indemnification Escrow Fund” means the escrow fund initially established by deposit of the Indemnification Escrow Amount with the Escrow Agent in accordance with the terms of this Agreement and the Indemnification Escrow Agreement.

“Intellectual Property” means all intellectual property and industrial property rights of any kind or nature throughout the world, including all U.S. and foreign (a) patents, patent disclosures, and all related continuations, continuations-in-part, divisional, reissues, re-examinations, substitutions, and extensions thereof (“Patents”), (b) trademarks, service marks, names, corporate names, trade names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (c) copyrights and copyrightable subject matter (“Copyrights”), (d) databases, compilations and collections of data, (e) trade secrets and all other confidential or proprietary information, know-how, inventions, proprietary processes, formulae, models, and methodologies (“Trade Secrets”), (f) domain names, hash tags, web addresses, and social network service accounts, (g) rights of publicity, privacy, and rights to personal information, (h) moral rights and rights of attribution and integrity, (i) usernames, account names and identifiers (whether textual, graphic, pictorial or otherwise), and sub-domain names and personal URL’s used or acquired in connection with a third-party website, (j) all rights in the foregoing and in other similar intangible assets, and (k) all applications and registrations for the foregoing.

“Interim Financial Statements” means the unaudited balance sheet of the Company and the Company Subsidiaries, taken as a whole, as of June 30, 2016, and the related unaudited statements of income and cash flows for the six-month period ended on such date.

“Investment Assets” means all debentures, notes and other evidences of Indebtedness, stocks, securities (including rights to purchase and securities convertible into or exchangeable for other securities), interests in joint ventures and general and limited partnerships, mortgage loans and other investment or portfolio assets owned of record or beneficially by the Company.

“IRS” means the United States Internal Revenue Service or any successor entity.

“Key Employees” means the employees of the Company set forth in Schedule 10.1(g).

“Knowing and Intentional Breach” shall mean, with respect to any representation, warranty, agreement or covenant, an action or omission that the breaching party knows is or would constitute a deliberate and intentional breach of such representation, warranty, agreement or covenant.

“knowledge of the Company,” “Company’s knowledge” or any other similar knowledge qualification in this Agreement means the knowledge, after due inquiry, of the individuals set forth in Schedule 10.1(h) hereto.

“Law” or “Laws” means any law, statute, Order, decree, consent decree, judgment, rule, regulation, ordinance or other pronouncement having the effect of law whether in the United States, any foreign country, or any domestic or foreign state, province, county, city or other political subdivision or of any Governmental or Regulatory Authority.

“Liability” means all Indebtedness, obligations and other liabilities of a Person, whether absolute or contingent (or based upon any contingency), known or unknown, fixed or otherwise, due or to become due, whether or not accrued or paid, and whether required or not required to be reflected in financial statements under GAAP.

“Lien” means any mortgage, pledge, assessment, security interest, lease lien, easement, license, covenant, condition, levy, charge, option, equity, adverse claim or restriction or other encumbrance of any kind, or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing, except for any restrictions on transfer generally arising under any applicable federal or state securities Law.

“Loss” or “Losses” means any and all damages, fines, fees, Taxes, penalties, charges, judgments, settlements (including, without limitation, any amount of liability paid, incurred, or offset by way of settlement agreement or any other settlement consideration, whether liquidated in amount or not) and other losses (including lost profits and diminution of value) and fees and expenses (including interest, expenses of investigation, defense, prosecution and settlement of claims, court costs, reasonable fees and expenses of attorneys, accountants and other experts, and all other fees and expenses) in connection with any Action or Proceeding, Third Party Claim or any other claim, default or assessment (including any claim asserting or disputing any right under this Agreement or any Ancillary Agreement against any party hereto or otherwise), plus any interest that may accrue on any of the foregoing from the date of incurrence (which with respect to breaches of any representations or warranties shall be no later than the Effective Time), but specifically excluding punitive or exemplary damages, except to the extent any punitive or exemplary damages are actually awarded to a third party in connection with a Third Party Claim.

“Merger” means the merger of Merger Sub with and into the Company with the Company surviving the merger as a wholly-owned subsidiary of Parent.

“Merger Support Agreement” means the agreement entered into by Parent, Merger Sub, the Company, the Stockholder Agent and the Company Holders party thereto attached as Exhibit C.

“Net Working Capital” means total Current Assets less total Current Liabilities, each as of the Effective Time determined in accordance with GAAP consistently applied and applied in a manner consistent with the principles, procedures, policies and methodologies used by the Company in the preparation of the Company Financials, and as adjusted by, and consistent with, the example calculation set forth on Schedule 10.1(i), provided that Net Working Capital shall not include (i) Closing Cash or (ii) Closing Indebtedness.

“OFAC Sanctioned Person” means any government, country, corporation or other entity, group or individual with whom or which the OFAC Sanctions prohibit a United States Person from engaging in transactions, and includes without limitation any individual or corporation or other entity that appears on the current OFAC list of Specially Designated Nationals and Blocked Persons (the “SDN List”).  For ease of reference, and not by way of limitation, OFAC Sanctioned Persons other than government and countries can be found on the SDN List on OFAC’s website at ww.treas.gov/offices/enforcement/ofac/sdn.

“OFAC Sanctions” means any sanctions program administered by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”) under authority delegated to the Secretary of the Treasury (the “Secretary”) by the President of the United States or provided to the Secretary by statute, and any order or license issued by, or under authority delegated by, the President or provided to the Secretary by statute in connection with a sanctions program thus administered by OFAC.  For ease of reference, and not by way of limitation, OFAC Sanctions programs are described on OFAC’s website at www.treas.gov/ofac.

“Open Source Software” means any Software that is licensed, distributed or conveyed as “open source software,” “free software,” “copyleft” or under a similar licensing or distribution model, or under a Contract that requires as a condition of its use, modification or distribution that it, or other Software into which such Software is incorporated, integrated or with which such Software is combined or distributed or that is derived from or linked to such Software, be disclosed or distributed in source code form, delivered at no charge or be licensed, distributed or conveyed under the same terms as such Contract (including Software licensed under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, Microsoft Shared Source License, Common Public License, Artistic License, Netscape Public License, Sun Community Source License (SCSL), Sun Industry Standards License (SISL), Apache License and any license listed at www.opensource.org).

“Order” means any writ, judgment, decree, injunction or similar order of any Governmental or Regulatory Authority (in each such case whether preliminary or final).

“Payment Agency Agreement” means the Payment Agency Agreement by and among Parent, the Payment Agent, and Citibank N.A., as Depositary Agent, substantially in the form attached hereto as Exhibit L.

“Payment Agent” means the Continental Stock Transfer & Trust Company (or other Person selected by Parent, including Parent or one of its Affiliates).

“Per Option Consideration” means that portion of the Aggregate Consideration allocable to each share of Company Capital Stock issuable upon the exercise of a Vested Company Option, less the exercise price for such as set forth in the Final Allocation Certificate.

“Permitted Liens” means (a) landlords’, lessors’, mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, or repairmen’s Liens or other similar Liens, in each case arising under statutory or common law or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any Company Subsidiary; and (b) Liens for Taxes, assessments and other governmental charges not yet due and payable or which are being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

“Person” means any natural person, corporation, general partnership, limited partnership, limited liability company or partnership, proprietorship, other business organization, trust, union, association or Governmental or Regulatory Authority.

“Personally Identifiable Information” means any information that, alone or in combination with other information that is held or controlled by the Company or is generally available to the public, can be used to specifically identify an individual, including names, addresses, email addresses and persistent device identifiers.

“Plan” means (a) each employment, consulting, noncompetition, nondisclosure, nonsolicitation, severance, termination, pension, retirement, supplemental retirement, excess benefit, profit sharing, bonus, incentive, deferred compensation, retention, transaction and change in control plan, program, arrangement, agreement, policy or commitment, (b) each stock option, restricted stock, deferred stock, performance stock, stock appreciation, stock unit or other equity or equity-based plan, program, arrangement, agreement, policy or commitment, (c) each savings, life, health, disability, accident, medical, dental, vision, cafeteria, insurance, flex spending, adoption/dependent/employee assistance, tuition,  vacation, paid-time-off, other welfare fringe benefit and other employee compensation plan, program, arrangement, agreement, policy or commitment, including in each case, each “employee benefit plan” as defined in Section 3(3) of ERISA and any trust, escrow, funding, insurance or other agreement related to any of the foregoing, in each case, (x) which is sponsored or maintained by the Company or any of its ERISA Affiliates in respect of any current or former employees, directors, independent contractors, consultants or leased employees of the Company or any Company Subsidiary or (y) with respect to which the Company or any Company Subsidiary has any actual or potential liability.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

“Privacy Laws/Policies” means Laws, terms of use (or other contractual commitments or obligations), rules, regulations, guidelines, procedures or policies (including those of the Company) related to privacy, data protection, data security or the collection, storage, handling, disclosure, transfer or use of personal information collected, stored, used, or held for use by or on behalf of the Company.

“Pro-Rata Portion” means, with respect to a Company Holder, a percentage equal to the quotient of (A) the portion of the Aggregate Consideration payable hereunder with respect to such Company Holder’s Company Capital Stock or Company Warrants, as applicable, divided by (B) the Aggregate Consideration payable in the aggregate to all Company Holders with respect to their shares of Company Capital Stock or Company Warrants.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of a Hazardous Material into the environment.

“Representatives” means, with respect to a Person, the officers, directors (or members of any governing body), managers, employees, Affiliates, Associates, attorneys, investment bankers, financial advisers, representatives and agents of such Person.

“Securities Act” means the Securities Act of 1933, as amended, and applicable rules and regulations thereunder, and any successor to such statute, rules or regulations.  Any reference herein to a specific section, rule or regulation of the Securities Act shall be deemed to include any corresponding provisions of future law.

“Separation Liabilities” means all costs, claims and expenses, if any, associated with terminating the employment of any employee of the Company or any Company Subsidiary, who does not accept an Employment Offer.

“Shareholder Agreements” means the (i) Fourth Amended and Restated Shareholders Agreement of Hooklogic, Inc., by and among the parties thereto, dated as of July 14, 2015 and (ii) Second Amended and Restated Investors’ Rights Agreement of Hooklogic, Inc., by and among the parties thereto, dated as of July 14, 2015.

“Shrink-Wrap Code” means Software, other than Open Source Software, that (i) is generally commercially available in object code form from a third party under a standard non-exclusive end-user license, (ii) is not and has not been distributed with or incorporated in any Company Product, and (iii) is and has been used exclusively for internal purposes, for all users and work stations of the Company for fixed payments of less than ten thousand dollars ($10,000) in the aggregate.

“Software” means software, firmware and computer programs, databases, and applications (including source code, executable or object code, tools, developer kits, utilities, graphical user interfaces, menus, images, icons, forms, software architecture, software algorithms, data files, computerized databases, plugins, libraries, subroutines, tools and APIs) and related documentation.

“Straddle Period” means any Tax period beginning on or before and ending after the Closing Date.

“Subsidiary” means any Person, whether or not existing on the date hereof, in which the Company or Parent, as the context requires, directly or indirectly through subsidiaries or otherwise, beneficially owns at least fifty percent (50%) of either the equity interest, or voting power of or in such Person.

“Takeover Statute” means a “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation, including Section 203 of the DGCL.

“Target Net Working Capital” means an amount equal to zero dollars ($0).

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, branch profits, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental tax imposed under Code Section 59A, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, capital gain, alternative or add-on minimum or estimated tax or other tax of any kind whatsoever, and any other levy, impost, contribution, duty, liability or charge in the nature of a tax, including related withholdings or deductions of any nature and including any interest, penalty, charge, fine or addition thereto, whether disputed or not.

“Tax Authority” means any taxing or other governmental agency, board, bureau, body, department or authority of any United States federal, state or local jurisdiction or any foreign jurisdiction, having or purporting to exercise jurisdiction with respect to any Tax.

“Tax Return” means any return, report, information return, estimated return, schedule, certificate, statement or other document (including (a) any amendments or supplements thereto; or (b) any related or supporting information) filed or required to be filed with a Tax Authority in connection with any Tax.

“Technology” means (i) Software, (ii) inventions (whether or not patentable), discoveries and improvements thereto, (iii) proprietary and confidential information, trade secrets and know-how, (iv) databases, data compilations and collections, and customer and technical data, (v) methods and processes, (vi) devices, prototypes, designs and schematics, and (vii) tangible items related to, constituting, disclosing or embodying any or all of the foregoing, including all versions thereof.

“United States Person” means any United States citizen, permanent resident alien, entity organized under the laws of the United States (including foreign branches), or any person (individual or entity) in the United States, and, with respect to the Cuban Assets Control Regulations and the Iranian Transactions and Sanctions Regulations, also includes any corporation or other entity that is owned or controlled by one of the foregoing, without regard to where it is organized or doing business.

“Unvested Company Option” means any Company Option (or portion thereof) that is not a Vested Company Option.

“Unvested Optionholder” means each holder of Unvested Company Options.

“User Documentation” shall mean explanatory and informational materials concerning the Company Products and Company-Owned Technology, in printed or electronic form, which the Company has released for distribution to end users with such Company Products and Company-Owned Technology, which may include manuals, descriptions, user or installation instructions, diagrams, printouts, listings, flow-charts and training materials, contained on visual media such as paper or photographic film, or on other physical storage media in machine readable form.

“Vested Company Option” means any Company Option (or portion thereof) that is vested as of the Effective Time (without regard to any discretionary acceleration of such Company Option after the date of this Agreement).

“Vested Optionholder” means any holder of Vested Company Options.

10.2     Construction.

(a)     Unless the context of this Agreement otherwise requires, (i) words of either gender or the neuter include the other gender and the neuter whenever the context so requires, (ii) words using the singular number also include the plural number and words using the plural number also include the singular number whenever the context so requires, (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement as a whole and not to any particular Article, Section or other subdivision, (iv) the terms “Article” or “Section” or other subdivision refer to the specified Article, Section or other subdivision of the body of this Agreement, (v) the phrases “ordinary course of business” and “ordinary course of business consistent with past practice” refer to the business and practice of the Company, (vi) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation,” (vii) when a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated and (viii) when a statement herein with respect to a particular matter is qualified by the phrase “in all material respects,” materiality shall be determined solely by reference to, and solely within the context of, the specified matter and not with respect to the entirety of this Agreement or the entirety of the transactions contemplated hereby.  All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.  When used herein, the terms “party” or “parties” refer to Parent, on the one hand, and the Company, on the other, and the terms “third party” or “third parties” refers to Persons other than Parent or the Company.  When used herein, all references to $ or Dollars shall mean the legal currency of the United States.

(b)     The fact that a matter is disclosed in a representation or warranty (or the related section of the Company Disclosure Schedule) or is permitted (or not prohibited) by one covenant, shall not be construed as an express or implied exception to any other representation and warranty or covenant concerning the same subject matter or as an exception to the related “bringdown” condition in the parties’ closing conditions, and no inference shall be drawn from the first representation and warranty or covenant as to the scope or meaning of any other representation and warranty, covenant or closing condition.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their duly authorized representatives, all as of the date first written above.

HOOKLOGIC, INC.

By:	/s/ Jonathan Opdyke
Name: Jonathan Opdyke
Title: Chief Executive Officer

CRITEO CORP.

By:	/s/ Jean-Baptiste Rudelle
Name: Jean-Baptiste Rudelle
Title: President & CEO

TBL HOLDINGS, INC.

By:	/s/ Jean-Baptiste Rudelle
Name: Jean-Baptiste Rudelle
Title: President

FORTIS ADVISORS LLC, SOLELY IN ITS CAPACITY AS THE STOCKHOLDER AGENT

By:	/s/ Adam Lezack
Adam Lezack
Managing Director